AGREEMENT AND PLAN OF MERGER
BY AND AMONG
IONQ, INC.,
ESPRESSO Acquisition Sub, Inc.,
ELISITY, INC.
AND
FORTIS ADVISORS LLC
AS HOLDER REPRESENTATIVE
October 9, 2026

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT PURSUANT TO ITEM 601(B)(2)(II) OF REGULATION S-K BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) THE TYPE OF INFORMATION THAT THE COMPANY TREATS AS PRIVATE OR CONFIDENTIAL. THE COMPANY AGREES TO FURNISH SUPPLEMENTALLY AN UNREDACTED COPY OF THIS EXHIBIT TO THE SECURITIES AND EXCHANGE COMMISSION UPON REQUEST.

i

INDEX OF ANNEXES, EXHIBITS AND SCHEDULES

Annex A	Certain Defined Terms
Schedule 3	Disclosure Schedule
Exhibit A	Form of Written Consent
Exhibit B-1	Form of Support Agreements
Exhibit B-2	Form of Restrictive Covenant and Support Agreements
Exhibit C	Certificate of Incorporation
Exhibit D	Form Letter of Transmittal
Exhibit E	Registration Rights Agreement
Exhibit F	Key Employee Restriction Agreement
Exhibit G	Form of Stock Issuance Agreement
Exhibit H	Form of Investor Questionnaire
Exhibit I	Earnout Exhibit

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 9, 2026 (the “Agreement Date”), by and among IonQ, Inc., a Delaware corporation (“Parent”), Espresso Acquisition Sub, Inc., a Delaware corporation and a direct or indirect wholly owned Subsidiary of Parent (“Merger Sub”), Elisity, Inc., a Delaware corporation (the “Company”), and Fortis Advisors LLC, solely in its capacity as the representative, agent and attorney-in-fact of the Securityholders (the “Holder Representative”). All capitalized terms that are used but not defined in the body of this Agreement shall have the meanings ascribed thereto in Annex A.

W I T N E S S E T H:

WHEREAS, Parent desires to acquire all of the issued and outstanding shares of Company Capital Stock pursuant to the merger of Merger Sub with and into the Company, with the Company as the surviving corporation (the “Merger”), in accordance with the Delaware General Corporation Law (the “DGCL”) and upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company (the “Board of Directors of the Company”) has carefully considered the terms of this Agreement and has (1) determined that the terms and conditions of the transactions contemplated by this Agreement and the Related Agreements to which the Company is (or will be) a party, including the Merger (collectively, the “Transactions”), are advisable, fair to and in the best interests of the Company and the Stockholders, (2) approved this Agreement, such Related Agreements and the Transactions, including the Merger, and (3) recommended the adoption of this Agreement and approval of the Merger by the Stockholders (clauses (1) through (3) collectively, the “Company Board Recommendation”);

WHEREAS, the board of directors of Merger Sub has carefully considered the terms of this Agreement and has unanimously (1) determined that the terms and conditions of the Transactions, including the Merger, are advisable, fair to and in the best interests of Merger Sub and its sole stockholder, (2) approved this Agreement, the Related Agreements to which Merger Sub is (or will be) a party and the Transactions, including the Merger and (3) recommended the adoption of this Agreement and approval of the Merger by Parent, as the sole stockholder of Merger Sub (and Parent, as sole stockholder, has executed and delivered a unanimous written consent of the sole stockholder of Merger Sub approving this Agreement and approving the Transactions, including the Merger, such approval to be effective immediately following the execution and delivery of this Agreement);

WHEREAS, as a condition and material inducement to Parent’s willingness to enter into this Agreement, the Company shall deliver to Parent a duly executed written consent in the form attached hereto as Exhibit A (collectively, the “Written Consent”) executed by each of the Approving Stockholders, which Written Consent shall be effective immediately after the execution of this Agreement and shall satisfy the Required Stockholder Vote;

WHEREAS, as a condition and material inducement to Parent’s willingness to enter into this Agreement, prior to or concurrently herewith, the Key Employees are entering into (i) new employment arrangements, by executing and delivering to Parent (A) Parent’s or its Affiliate’s form offer letter, (B) Parent’s or such Affiliate’s form Confidential Information and Inventions Assignment Agreement, if applicable, and (C) Parent’s or such Affiliate’s other customary employment-related agreements and documents (collectively, the “Offer Documents”) and (ii) Key Employee Restriction Agreements, in each case to be effective subject to and contingent on the Closing;

WHEREAS, prior to or concurrently with the execution and delivery of this Agreement, as a material inducement to Parent to enter into this Agreement, the Selected Stockholders have signed Support Agreements in substantially the form attached hereto as Exhibit B-1 (the “Support Agreements”), and the Key Employees have signed Restrictive Covenant and Support Agreements in substantially the form attached hereto as Exhibit B-2 (the “Restrictive Covenant and Support Agreements”) to be effective subject to and contingent on the Closing;

WHEREAS, for U.S. federal income Tax purposes, (i) it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder (the “Intended Tax Treatment”) and (ii) the parties intend, by executing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements, as more fully set forth herein, in connection with the Transactions.

NOW, THEREFORE, in consideration of the agreements, covenants and other premises of each party set forth herein, the benefits to be gained by each party as a result of the performance thereof and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms of and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”) and a wholly owned Subsidiary of Parent.

Section 1.2 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing, and subject thereto, by virtue of the Merger and without further act or deed, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all of the debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation.

Section 1.3 The Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company, Parent and Merger Sub shall cause a certificate of merger (the “Certificate of

Merger”) to be filed with the Secretary of State of the State of Delaware in accordance with the provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.4 Certificate of Incorporation; Bylaws; Directors and Officers. At the Effective Time, (a) the certificate of incorporation attached hereto as Exhibit C shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and such certificate of incorporation, (b) the bylaws of Merger Sub shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and the bylaws of the Surviving Corporation, (c) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the DGCL and the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected and qualified and (d) the officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the bylaws of the Surviving Corporation until their successors are duly appointed and qualified.

Section 1.5 Effect on Company Capital Stock. Subject to the terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the Stockholders, the following shall occur:

(a) Company Capital Stock.

(i) Each share of Company Capital Stock issued and outstanding as of immediately prior to the Effective Time (excluding any Cancelled Shares or Dissenting Shares) shall be cancelled and extinguished as of the Effective Time and converted into the right to receive, upon the terms and subject to the conditions set forth in this Agreement, (A) the applicable Per Share Portion of the Closing Consideration, payable as of the Closing in accordance with Section 2.2(a), which shall be as set forth in the Spreadsheet, plus (B) the applicable Per Share Portion of any Earnout Amount, when, as and if and to the extent payable in accordance with Section 2.3.

(ii) For the avoidance of doubt, any share of Company Capital Stock issued and outstanding as of immediately prior to the Effective Time (excluding any Cancelled Shares or Dissenting Shares) with a Per Share Portion of zero as set forth on the Spreadsheet delivered pursuant to this Agreement shall be cancelled and extinguished effective as of the Effective Time without any consideration being payable in respect thereof, and, from and after the Effective Time and for all purposes, the former holders of any such shares of Company Capital Stock shall have no further rights with respect thereto.

(iii) Notwithstanding anything to the contrary in this Agreement or any investigation or examination conducted, or any knowledge possessed or acquired, by or on behalf of Parent or any of its Affiliates or its or their Representatives, or any disclosure made by or on behalf of the Company, (A) it is expressly acknowledged and agreed that Parent and its respective Affiliates and all Representatives of the foregoing shall be entitled to rely on the Spreadsheet (including, for avoidance of doubt, the calculation of the Pro Rata Portion of each Securityholder) without any obligation to investigate or verify the accuracy or correctness thereof, and to make payments in accordance therewith, and (B) in no event shall Parent or any of its respective Affiliates or any Representative of the foregoing have any Liability to any Person for any alleged inaccuracy or miscalculations in, or otherwise relating to, the preparation of the Spreadsheet and the allocation set forth therein (including, for avoidance of doubt, the calculation of the Pro Rata Portion or payments made by any Person (including Parent, the Company and their respective Affiliates or Representatives, including any applicable exchange agent or paying agent)) in accordance with the Spreadsheet.

(b) Cancelled Shares. Each share of Company Common Stock that is owned by the Company (as treasury stock or otherwise) as of immediately prior to the Effective Time (the “Cancelled Shares”) shall automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(c) Effect on Merger Sub Shares. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding as of immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

(d) Company Options.

(i) In-the-Money Company Options.

(A) Vested In-The-Money Company Options. At the Effective Time, each Company Option that is unexpired, vested in the ordinary course per its terms (after taking into account any vesting acceleration), unexercised, outstanding and in-the-money based on the Closing Consideration (i.e., the exercise price is below the per share deal price of Company Common Stock based on the Closing Consideration) (a “Vested In-The-Money Company Option”) shall, by virtue of the occurrence of the Effective Time and without any further action on the part of the Optionholder, be cancelled and converted at the Effective Time into the right to receive (x) the applicable Per Share Portion of the Closing Consideration multiplied by (y) the number of shares underlying such Vested In-The-Money Company Option net of the number of shares of Company Common Stock equal to the aggregate exercise price applicable to such Vested In-The-Money Company Option, payable as of the Closing in accordance with Section 2.2(a), which shall be as set forth in the Spreadsheet, plus (y) the applicable Per Share Portion of any Earnout Amount, when, as and if payable in accordance with Section 2.3; provided, that no portion of the Per Share Portion of the Earnout Amount shall be paid after the fifth anniversary of the Closing Date. For the avoidance of doubt, Parent shall satisfy such amounts as it reasonably determines it or its Affiliate is required to withhold, if any, under the Code or any provision of applicable Tax Law with respect to the applicable Per Share Portions of the Merger Consideration payable in shares of Parent Common Stock pursuant to this Section 1.5(d)(i)(A) with respect to each Vested-In-The-Money Company Option through net share withholding pursuant to which the number of shares of Parent Common Stock necessary to satisfy such withholding obligation shall be sold and the proceeds thereof remitted to the applicable taxing authorities.

(B) Unvested In-The-Money Company Options. At the Effective Time, each Company Option that is outstanding, unvested (after taking into account any vesting acceleration) and in-the-money based on the Closing Consideration (i.e., the exercise price is below the per share deal price of Company Common Stock based on the Closing Consideration) (an “Unvested In-The-Money Company Option”) shall, by virtue of the occurrence of the Effective Time and without any further action on the part of the Optionholder, be cancelled and converted at the Effective Time into a right to receive (x) an award of restricted stock units of Parent (each, a “Parent RSU”), with the number of shares underlying such award of Parent RSUs determined by multiplying (a) the number of shares of Company Common Stock underlying such Unvested In-The-Money Company Option (net of the number of shares of Company Common Stock equal to the aggregate exercise price applicable to such Unvested In-The-Money Company Option), by (b) the Per Share Portion of the Closing Consideration, which shall be as set forth in the Spreadsheet, to be issued as of the Closing in accordance with Section 2.2(a) plus (y) an additional award of Parent RSUs, with the number of shares underlying such award of Parent RSUs determined by multiplying (a) the number of shares of Company Common Stock underlying such Unvested In-The-Money Company Option by (b) the applicable Per Share Portion of any Earnout Amount, to be issued when, as and if payable in accordance with Section 2.3, in each case subject to Section 2.4; provided, that such Parent RSUs issued in respect of Closing Consideration in exchange for such Unvested In-The-Money Company Option and such Parent RSUs issued in respect the applicable Per Share Portion of any Earnout Amount shall be subject to the same time-based vesting terms and other conditions (including, solely to the extent currently applicable to such Unvested In-The-Money Company Option, vesting protections upon qualifying terminations of employment with respect to the applicable Optionholder) as are currently applicable to such Unvested In-The-Money Company Option; provided further that no portion of the Per Share Portion of the Earnout Amount shall be paid (in any form) after the fifth anniversary of the Closing Date. If such time-based vesting terms and other conditions of the Parent RSUs are not satisfied and as a result, any Parent RSU is forfeited at any point after the Effective Time, the holder of such Parent RSU shall have no right to receive any portion of the Merger Consideration in respect of the forfeited Parent RSU. Parent shall permit the holder of Parent RSUs issued pursuant to this Section 1.5(d)(i)(B) to satisfy any amount that Parent reasonably determines Parent or its Affiliate is required to withhold (at the time of settlement or otherwise) under the Code or any provision of applicable Tax Law through a sell to cover arrangement.

(ii) Underwater Company Options. Company Options that are not in-the-money based on the Closing Consideration (i.e., the exercise price is equal to or greater than the per share deal price of Company Common Stock based on the Closing Consideration) (the “Underwater Company Options”) shall not be assumed by Parent in the Merger. Upon the terms and subject to the conditions set forth in this Agreement, prior to the Effective Time, the Company shall take all actions that are necessary so that, as of the Effective Time, each Underwater Company Option existing and outstanding as of immediately prior to the Effective Time shall be terminated, cancelled and extinguished without any consideration being payable in respect thereof, and from and after the Effective Time, and for all purposes, the former holders of any Underwater Company Options shall have no other right with respect thereto.

(e) Restricted Stock. Upon the terms and subject to the conditions set forth in this Agreement, prior to the Effective Time, the Company shall take all actions that are necessary so that, as of the Effective Time, each share of Company Restricted Stock shall, by virtue of the occurrence of the Effective Time and without any further action on the part of such Restricted Stockholder, be cancelled and converted at the Effective Time into a right to receive (A) an award of Parent Restricted Stock or, if the holder of such Company Restricted Stock is a U.S. taxpayer and failed to file an election under Section 83(b) of the Code with respect to such Company Restricted Stock, a Parent RSU, with the number of shares underlying such Parent Restricted Stock or Parent RSU, as applicable, determined by multiplying (a) the number of shares of Company Restricted Stock, by (b) the applicable Per Share Portion of the Closing Consideration, which shall be as set forth in the Spreadsheet, payable (or in the case of Parent RSUs, issuable) as of the Closing in accordance with Section 2.2(a) plus (B) an award of Parent Restricted Stock or, if the holder of such Company Restricted Stock is a U.S. taxpayer and failed to file an election under Section 83(b) of the Code, a Parent RSU, with the number of shares underlying such Parent Restricted Stock or Parent RSU, as applicable, determined by multiplying (a) the number of shares of Company Restricted Stock by (b) the applicable Per Share Portion of any Earnout Amount, when and if and to the extent payable (or in the case of Parent RSUs, issuable) in accordance with Section 2.3, and in each case subject to Section 2.4; provided, that (i) such Parent Restricted Stock or Parent RSUs issued in respect of Closing Consideration in exchange for such shares of Company Restricted Stock, shall be subject to the same time-based vesting terms and other conditions (including, solely to the extent currently applicable to such shares of Company Restricted Stock, vesting protections upon qualifying terminations of employment with respect to the applicable Restricted Stockholder) as are currently applicable to such shares of Company Restricted Stock, and (ii) the right to receive any Earnout Amount attributable to each share of Company Restricted Stock shall vest and become payable (or in the case of Parent RSUs, issuable) subject to the same time-based vesting terms and other conditions (including, solely to the extent currently applicable to such shares of Company Restricted Stock, vesting protections upon qualifying terminations of employment with respect to the applicable Restricted Stockholder) as are currently applicable to such shares of Company Restricted Stock; provided further that no portion of the Per Share Portion of the Earnout Amount shall be paid (or in the case of Parent RSUs, issuable) after the fifth anniversary of the Closing Date. If such time-based vesting terms and other conditions of the Parent Restricted Stock or Parent RSUs are not satisfied and as a result, any Parent Restricted Stock or any Parent RSU is forfeited at any point after the Effective Time, the holder of such Parent Restricted Stock or Parent RSU shall have no right to receive any portion of the Merger Consideration in respect of the forfeited Parent Restricted Stock or Parent RSU. Parent shall permit the holder of Parent RSUs issued pursuant to this Section 1.5(e) to satisfy any amount that Parent reasonably determines Parent or its Affiliate is required to withhold (at the time of settlement or otherwise) under the Code or any provision of applicable Tax Law through a sell to cover arrangement.

(f) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Capital Stock issued and outstanding immediately prior to the Effective Time that are held or beneficially owned by any Securityholder who is entitled to demand and properly and validly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) (such shares, collectively, the “Dissenting Shares”) shall not be converted into the right to receive the applicable Per Share Portion of the Merger Consideration as provided in Section 1.5(a), but instead such holder shall be entitled to payment of the fair value of such Dissenting Shares in accordance with the provisions of Section 262. At the Effective Time, all Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262. Notwithstanding anything in this Agreement to the contrary, if any such Securityholder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262, or a court of competent jurisdiction shall determine that such Securityholder is not entitled to the relief provided by Section 262, then the right of such Securityholder to be paid the fair value of such Securityholder’s Dissenting Shares under Section 262 shall cease and such Dissenting Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the applicable Per Share Portion of the Merger Consideration as provided in Section 1.5(a), without interest thereon and subject to the provisions of this Article I. The Company shall serve prompt notice to Parent of any written demands or purported demands for appraisal of any shares of Company Capital Stock, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands.

Section 1.6 Closing. Unless this Agreement is validly terminated pursuant to Section 7.1, the Merger shall be consummated at a closing (the “Closing”) on the fifth Business Day following satisfaction or waiver (if permissible hereunder) of the conditions set forth in Section 6.1 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver (if permissible hereunder) of those conditions at the Closing) via the electronic exchange of signatures, unless another time or place is mutually agreed upon in writing by Parent and the Company; provided, that Closing shall not occur until the Business Day after the 20th day following the mailing of the Information Statement pursuant to Section 5.2 and in accordance with the DGCL; provided, further, that, if such Business Day would otherwise occur anytime during the final 10 days of the end of a fiscal quarter of Parent, then Parent may, in its discretion, delay the Closing until the first Business Day of the next succeeding fiscal quarter of Parent (such election to delay the Closing pursuant to this proviso, the “Parent Closing Election”), in which case, the Closing shall be held on such first Business Day (so long as all of the conditions set forth in Section 6.1 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver (if permissible hereunder) of those conditions at the Closing) shall continue to be satisfied or waived in accordance with this Agreement on such first Business Day). The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date.”

ARTICLE II

MERGER CONSIDERATION

Section 2.1 Merger Consideration. The aggregate consideration payable by Parent at the Closing in respect of the Merger shall be a number of shares of Parent Common Stock equal to (a) (i) $1,150,000,000 divided by (ii) the Parent Stock Price (the “Unadjusted Closing Shares”), minus (b) the Leakage Share Amount (together, the “Closing Consideration”). The Closing Consideration and any Earnout Amount payable pursuant to Section 2.3 and Exhibit I hereof collectively are the merger consideration (“Merger Consideration”).

Section 2.2 Payment and Exchange Procedures.

(a) Issuance of Closing Stock Consideration. At the later of the Closing and the date that is 10 Business Days after the date upon which a Securityholder has delivered its Exchange Documents (including the Letter of Transmittal which contains a release which is a material inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement), in payment of the Closing Consideration, Parent shall initiate, or cause to be initiated, the issuance and delivery by Parent’s transfer agent or such other exchange agent as Parent may designate to each such Securityholder the aggregate number of shares of Parent Common Stock issuable to such Securityholder at the Closing pursuant to Section 1.5(a), as set forth in the Spreadsheet delivered in connection with the Closing Date.

(b) Dividends and Distributions. No dividends or other distributions with respect to shares of Parent Common Stock issued in the Merger shall be paid to any Securityholder until such Securityholder has delivered its Exchange Documents as provided in this Section 2.2. Following such delivery, there shall be paid, without interest, to such Securityholder (i) at the time of such delivery, all dividends and other distributions payable in respect of such shares of Parent Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such delivery and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to such delivery. For purposes of dividends or other distributions, all shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

(c) Rounding. Notwithstanding anything to the contrary in this Agreement, the aggregate amount of shares of Parent Common Stock to be issued, issuable or distributed at any particular time to any Securityholder in accordance with this Agreement shall be rounded down to the nearest whole share and no Securityholder shall receive any consideration in respect of any such rounding.

Section 2.3 Earnout. As additional consideration in respect of the cancellation of Company Capital Stock and Company Options in the Merger, Parent shall pay, or cause to be paid, the applicable portion of the Earnout Amount (in shares of Parent Common Stock), calculated in accordance with the provisions in Exhibit I (the “Earnout Exhibit”) based on the Company’s

Revenue for the Earnout Period (each as defined in the Earnout Exhibit), at the time and in the manner set forth therein and subject to the terms and conditions set forth therein.

Section 2.4 Withholding Taxes and Other Amounts. The Company, the Company’s Subsidiaries, Parent, Merger Sub and their respective Affiliates and Representatives, as applicable, and any other applicable paying agent, exchange agent or withholding agent, shall be entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement such amounts as are required to be deducted and withheld therefrom under any applicable Laws. Except with respect to (x) amounts treated as compensation for applicable Tax purposes or (y) any failure to deliver (A) a valid and duly executed IRS Form W-9 or relevant IRS Form W-8, as applicable, or (B) the documentation described in Section 6.1(b)(vi)(F), Parent shall use commercially reasonable efforts to (i) provide five (5) days’ advance notice in writing to any party whose payment is subject to deduction or withholding of such determination, including the amount of any such expected withholding Tax and the Governmental Entity responsible for the imposition, assessment or reassessment of such Tax to which it will be paid, and (ii) permit such party to provide forms or other evidence that would reduce or eliminate such withholding Tax and consider such evidence in good faith. Subject to the foregoing, Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it reasonably determines it is required to deduct and withhold under the Code or any provision of applicable Tax Law. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 2.5 Parent Common Stock.

(a) The shares of Parent Common Stock issuable pursuant to this Agreement are intended to be issued pursuant to one or more exemptions from registration under the Securities Act, including those under Regulation D of the Securities Act, and the exemption from qualification under applicable United States securities Laws. The Company and the Securityholders shall assist Parent as reasonably requested by Parent to comply with applicable United States securities Laws relating to the Transactions.

(b) Each book-entry entitlement representing Parent Common Stock (or any other securities issued in respect of such shares upon any stock split, stock dividend, recapitalization, merger, consolidation or similar event) issued or issuable to or held by the Securityholders in accordance with the terms hereof shall bear the following legend (in addition to any other legends required by applicable Law, Parent’s organizational documents or the Key Employee Restriction Agreements):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER THE ACT OR, IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER OF THESE SECURITIES, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION IS IN COMPLIANCE THEREWITH.

Section 2.6 Equitable Adjustments. If at any time during the period between the Agreement Date and the final payment of any Merger Consideration, any change in the issued and outstanding shares of Parent Common Stock (or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock) shall occur by reason of any merger, consolidation, reclassification, reorganization, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, the Merger Consideration shall be equitably adjusted to the extent necessary to provide the same economic benefit to the Securityholders as contemplated by this Agreement prior to such merger, consolidation, reclassification, reorganization, recapitalization, stock split or combination, exchange or readjustment of shares or stock dividend thereon.

Section 2.7 Required Actions; Taking of Further Actions. Prior to the Closing, subject to the prior review and approval of Parent (not to be unreasonably withheld, conditioned, delayed or denied), the Company shall use commercially reasonable efforts to effect the Transactions, including those required under any Contract, including any equity compensation plan, including delivering all required notices and obtaining all necessary approvals and consents.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to such exceptions as are specifically disclosed in the section, subsection or subclause of the disclosure schedule supplied by the Company to Parent on the Agreement Date (the “Disclosure Schedule”) corresponding to the specifically identified section, subsection or subclause of the representations and warranties contained in this Article III (or any other section, subsection or subclause of this Article III solely if and to the extent that it is reasonably apparent on the face of such disclosure that it applies to such other section, subsection or subclause of this Article III without reference to the documents referenced therein), the Company hereby represents and warrants to Parent as follows:

Section 3.1 Organization and Good Standing.

(a) The Company is duly organized, validly existing and in good standing under the Laws of the State of Delaware, and each of its Subsidiaries is duly organized, validly existing and in good standing (to the extent such concept is recognized in such jurisdiction) under the Laws of its jurisdiction of incorporation or organization. The Company and its Subsidiaries have the requisite corporate power, authority and qualifications to own, lease and operate its assets and properties and to carry on its business as currently conducted. The Company and its Subsidiaries have been duly qualified, licensed or registered to do business and are in good standing (or the equivalent) as a foreign company in each jurisdiction in which the character or location of their assets or properties (whether owned, leased or licensed) or the nature of its business make such qualification, license or good standing necessary to the Company’s and its Subsidiaries’ businesses as currently conducted. The operations now being conducted by the Company and its Subsidiaries are not now and have never been conducted by the Company or its Subsidiaries under any other name. The Company and its Subsidiaries have made available true, correct and complete copies of their respective certificates of incorporation (the “Certificate of Incorporation”), bylaws and other governing documents, each as amended as of the Agreement Date, validly adopted and approved and in full force and effect on the Agreement Date (collectively, the “Governing Documents”). The Boards of Directors of the Company and its Subsidiaries have not approved any amendment to any of the Governing Documents that is not yet effected. The Company and its Subsidiaries are not in violation of any of the provisions of their respective Governing Documents.

(b) Section 3.1(b) of the Disclosure Schedule lists the directors and officers of the Company and each of its Subsidiaries as of the Agreement Date.

(c) Section 3.1(c) of the Disclosure Schedule lists every jurisdiction in which the Company and its Subsidiaries have Employees or facilities or otherwise conduct their respective business as of the Agreement Date, and for each such jurisdiction, a description of the business conducted in such jurisdiction.

Section 3.2 Authority and Enforceability. The Company has all requisite power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the Transactions, subject, in the case of the consummation of the Merger, to receipt of the Written Consent. The execution and delivery of this Agreement and any Related Agreements to which the Company is a party and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, and no further corporate or other action is required on the part of the Company to authorize this Agreement and any Related Agreements to which the Company is a party or to consummate the Transactions, subject, in the case of the consummation of the Merger, to receipt of the Written Consent. This Agreement and each of the Related Agreements to which the Company is a party have been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of the Company enforceable against it in accordance with their respective terms, subject to (x) Laws of general application relating to bankruptcy, insolvency, moratorium, the relief of debtors and enforcement of creditors’ rights in general and (y) rules of law governing specific performance, injunctive relief, other equitable remedies and other general principles of equity (collectively, the “Enforceability Limitations”). Other than obtaining the affirmative vote of (i) the holders of not less than a majority of the then outstanding shares of Company Preferred Stock and Company Common Stock (voting together as a single class on an as-converted to Company Common Stock basis) and (ii) the Approving Stockholders ((i) and (ii) collectively, the “Required Stockholder Vote”), no vote is required under the Governing Documents or the DGCL, in each case, in connection with the execution or delivery by the Company of this Agreement or the Related Agreements to which it is (or will be) a party, the performance of its obligations hereunder or thereunder or the consummation of the Merger and the other Transactions. The Written Consent shall constitute the Required Stockholder Vote and, when effective, shall fully satisfy any and all requirements for consents, votes or approvals by the holders of any classes or series of Company Capital Stock or any other equity interests of the Company that are necessary for the Company to execute and deliver this Agreement or the other Related Agreements to which it is (or will be) a party, to perform its obligations hereunder and thereunder and to consummate the Merger and the Transactions.

Section 3.3 Governmental Approvals and Consents. No consent, notice, waiver, approval, Order or authorization of, or registration, declaration or filing with any Governmental Entity, is required by, or with respect to, the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement and any Related Agreement to which the Company is a party or the consummation of the Transactions, except for (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company or any of its Subsidiaries is qualified to do business, (b) consents, approvals, Orders, authorizations, Actions, registrations, declarations or filings in connection with Company Authorizations, which are the subject of Section 3.17, and (c) in connection with or in compliance with the Regulatory Approvals.

Section 3.4 No Conflicts.

(a) The execution and delivery by the Company of this Agreement and any Related Agreement to which the Company is a party, and the consummation of the Transactions, will not conflict with or result in any breach, violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any right or obligation or Loss of any benefit under, or require any notice, consent, waiver or approval under (any such event, a “Conflict”) (i) any provision of the Governing Documents of the Company or any of its Subsidiaries, (ii) any Material Contract, (iii) any other Contract to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets (whether tangible or intangible) are bound or subject or (iv) provided that the Regulatory Approvals have been obtained, any Law or Order applicable to the Company, any of its Subsidiaries or any of their respective properties or assets (whether tangible or intangible).

(b) Section 3.4(b) of the Disclosure Schedule sets forth all necessary notices, consents, waivers and approvals of parties to any Contracts as are required thereunder in connection with the Transactions, or for any such Contract to remain in full force and effect without limitation, modification or alteration after the Closing so as to preserve all rights of, and benefits to, the Company under such Contracts from and after the Closing, except as would not be material to the Company.

Section 3.5 Company Capital Structure.

(a) The authorized capital shares of the Company consist of (i) 121,000,000 shares of Company Common Stock, (ii) 3,000,000 shares of Class F Stock, and (iii) 79,704,580 shares of Company Preferred Stock, of which (A) 11,307,614 shares are designated as Series A Preferred Stock, (B) 36,727,202 shares are designated as Series AA Preferred Stock, (C) 19,608,622 shares are designated as Series B-1 Preferred Stock, (D) 7,729,929 shares are designated as Series B-2 Preferred Stock and (E) 4,331,213 shares are designated as Series B-3 Preferred Stock. As of the Agreement Date, there are a total of (x) 20,612,836 shares of Company Common Stock issued and outstanding, (y) 1,237,750 shares of Class F Stock issued and outstanding, and (z) 78,127,411 shares of Company Preferred Stock issued and outstanding, consisting of (A) 10,177,614 shares of Series A Preferred Stock, (B) 36,727,202 shares of Series AA Preferred Stock, (C) 19,608,622 shares of Series B-1 Preferred Stock, (D) 7,729,929 shares of Series B-2 Preferred Stock and (E) 3,884,044 shares of Series B-3 Preferred Stock. As of the Agreement Date, the Company Capital Stock is held by the Persons and in the amounts set forth in Section 3.5(a) of the Disclosure Schedule which further sets forth for each such Person the number of shares held. All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to any Liens or any preemptive rights created by statute, the Governing Documents or any Contract to which the Company is a party or by which it is bound. The Company owns, directly or indirectly, all of the outstanding equity interests of each of its Subsidiaries, free and clear of all Liens.

(b) All outstanding Company Securities have been allotted and issued or repurchased in compliance with all applicable Laws, and were issued, transferred and repurchased in accordance with any right of first refusal or similar right or limitation. There are no declared or accrued but unpaid dividends with respect to any Company Capital Stock. Other than the Company Capital Stock set forth in Section 3.5(a) of the Disclosure Schedule, the Company has no other capital shares authorized, allotted, issued or outstanding as of the Agreement Date, and no Subsidiary has any equity interests authorized, allocated, issued or outstanding other than those owned, directly or indirectly, by the Company and set forth on Section 3.5(b) of the Disclosure Schedule. No holder of Company Capital Stock that is outstanding and unexercised prior to the Closing will be entitled, upon the consummation of the Transactions, to consideration in respect of such Company Common Stock in excess of the amount determined in accordance with this Agreement.

(c) As of the Agreement Date, there are 14,000,579 shares of Company Common Stock reserved for issuance upon exercise of outstanding Company Options granted under the Company Equity Plan, and 250,228 shares of Company Common Stock reserved and available for grants under the Company Equity Plan. As of the Agreement Date, there are 223,647 shares of unvested Company Common Stock issued and outstanding under the Company Equity Plan and the award agreements issued thereunder, pursuant to which the Company’s right of repurchase has not lapsed (the “Company Restricted Stock”). Other than the Company Equity Plan, the Company has never adopted, sponsored or maintained any share option plan or any other plan or Contract providing for equity-related compensation to any person (whether payable in shares, cash or otherwise). The number of shares of Company Common Stock reserved for issuance upon exercise of outstanding Company Options does not exceed the number of Company Options reserved for issuance under the Company Equity Plan. No consent from Optionholders or Restricted Stockholders is required to effect the cancellation of the Company Options as contemplated by Section 1.5(d) and Section 1.5(e).

(d) There are no outstanding loans or Indebtedness to or from, on the one hand, the Company or any of its Subsidiaries, and on the other hand, any of the Stockholders or any other holders of Company Securities. True, correct and complete copies of all Contracts relating to or issued in connection with the Company Options and Company Restricted Stock have been made available and such Contracts have not been amended, modified or supplemented, and there are no agreements or understandings in effect to amend, modify or supplement such Contracts from the forms thereof made available.

(e) Except for the Company Options and Company Restricted Stock, as of the Agreement Date, there are no options, warrants, calls, rights, convertible securities, commitments or agreements of any character, written or oral, to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound obligating the Company or any of its Subsidiaries to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Capital Stock or equity interests of any of the

Company’s Subsidiaries obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement for Company Capital Stock or equity interests of any Subsidiary of the Company. There are no outstanding or authorized share appreciation, phantom share, profit participation or other similar rights with respect to the Company or any of its Subsidiaries (whether payable in shares, cash or otherwise). Except as contemplated hereby or in the Governing Documents, (i) there are no voting trusts, proxies or other agreements or understandings with respect to the voting shares of the Company or the equity interests of any of its Subsidiaries, and (ii) there are no agreements relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale/“tag-along” rights or “drag-along” rights) of any Company Capital Stock or the equity interests of any of the Company’s Subsidiaries.

(f) Section 3.5(f) of the Disclosure Schedule sets forth all Indebtedness of the type set forth in clauses (i) through (iv) of the definition thereof of the Company and its Subsidiaries as of the Agreement Date, including the amount of such Indebtedness, and the Person to whom such Indebtedness is owed, and other than as set forth therein, neither the Company nor any of its Subsidiaries have any outstanding Indebtedness. The Company and its Subsidiaries have made available a true and correct copy of each Contract or other instrument evidencing such Indebtedness, in each case, as of the Agreement Date. With respect to each such item of Indebtedness, the Company and its Subsidiaries are not in default and no payments are past due. There are no outstanding loans or Indebtedness involving, on the one hand, the Company or any of its Subsidiaries, and on the other hand, any Securityholder.

Section 3.6 Company Financial Statements; Internal Financial Controls.

(a) Section 3.6(a) of the Disclosure Schedule sets forth the Company’s (i) audited consolidated balance sheets as of January 31, 2024, January 31, 2025 and January 31, 2026 and the related statements of income, cash flow and Stockholders’ equity for the 12-month periods then ended (the “Year-End Financials”) and (ii) unaudited consolidated balance sheet as of July 31, 2026 (the “Balance Sheet Date”), and the related unaudited consolidated statements of income, cash flow and Stockholders’ equity for the six (6) months then ended (the “Current Balance Sheet” and, together with the Year-End Financials, the “Financials”). The Financials have been prepared in accordance with GAAP consistently applied throughout the periods indicated (except that any unaudited Financials need not contain footnotes and other presentation items that may be required by GAAP) which if presented would not materially alter the consolidated financial condition or operating results of the Company and its Subsidiaries, taken as a whole. The Financials present fairly the consolidated financial condition, operating results and cash flows of the Company and its Subsidiaries, taken as a whole, as of the dates and during the periods indicated therein, subject in the case of the Current Balance Sheet to normal year-end adjustments, which are not material in amount or significance in any individual case or in the aggregate. The Books and Records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with applicable Laws and accounting requirements and the Financials are consistent with such Books and Records.

(b) The Company and its Subsidiaries have established and maintain, adhere to and enforce a system of internal accounting controls which are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements (including the Financials), in accordance with GAAP. Neither the Company, any of its Subsidiaries nor, to the Knowledge of the Company, any Employee, auditor, accountant or advisor engaged by the Company or any of its Subsidiaries has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company or any of its Subsidiaries, (ii) any Fraud, whether or not material, that involves the Company’s or its Subsidiaries’ management or other Employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any of its Subsidiaries or (iii) any complaint, assertion, claim or allegation regarding any of the foregoing.

(c) The Required Financial Statements, when prepared and delivered to Parent in accordance with Section 5.18, will fairly present in all material respects the consolidated financial condition, operating results and cash flows of the Company and its Subsidiaries, taken as a whole, as of the dates and during the periods indicated therein, subject in the case of the Required Financial Statements to normal year-end adjustments and any other adjustments described therein permitted by GAAP.

(d) The Company has made available an accurate and complete breakdown and aging of all accounts receivable, notes receivable and other receivables of the Company and its Subsidiaries as of the date hereof. All accounts receivable of the Company and its Subsidiaries (i) represent valid obligations of customers of the Company and its Subsidiaries arising from bona fide transactions entered into in the ordinary course of business; and (ii) are current and will be collected in full, without any counterclaim or set off.

Section 3.7 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any Liability, except for those which (a) have been reflected in the Current Balance Sheet, (b) have arisen in the ordinary course of business consistent with past practices since the Balance Sheet Date, and do not result from a breach of Contract (including any representation or warranty therein), breach of warranty, violation of Law, infringement, misappropriation or other tort, (c) are executory performance obligations arising under Contracts to which the Company or any of its Subsidiaries is a party or otherwise bound and that do not result from breach of such Contract (including any representation or warranty therein) or (d) are incurred pursuant to the terms of this Agreement.

Section 3.8 No Changes. Since the Balance Sheet Date, (a) no Company Material Adverse Effect has occurred or arisen, (b) there has been no Leakage other than Permitted Leakage, (c) the Company and its Subsidiaries have been operated in the ordinary course of business consistent with past practice, and (d) neither the Company nor any of its Subsidiaries have taken any action that would be prohibited by Section 5.1(b)(ii), 5.1(b)(xiii), 5.1(b)(xiv) or 5.1(b)(xv) if proposed to be taken or actually taken after the Agreement Date.

Section 3.9 Tax Matters.

(a) Tax Returns and Payments. Each income and other material Tax Return filed or required to be filed with respect to, or on behalf of the Company and its Subsidiaries with any Governmental Entity under any applicable Law (collectively, the “Company Returns”) prior to the Closing Date has been properly completed in compliance with all applicable Law and timely filed and is true, correct and complete in all material respects. All income and material Taxes required to be paid (or collected and paid over) under any applicable Law (whether or not shown, or required to be shown, on any Tax Returns) by the Company have been timely paid in full (or collected and paid over, as applicable) or sufficiently provisioned for in the Financials and no unpaid penalties, fines, surcharges or interest have been incurred. The Company and its Subsidiaries have made available accurate and complete copies of all income and other material Company Returns filed for tax years beginning after December 31, 2021 and any other Company Returns requested by Parent.

(b) Tax Agreements. The Company and its Subsidiaries have not requested or obtained any ruling from any Governmental Entity with respect to Taxes.

(c) Accounts. The Company and its Subsidiaries have established, in the ordinary course of business and consistent with its past practices, adequate reserves in accordance with applicable Laws and accounting standards for the payment of all income and material Taxes for the period from the date of the Balance Sheet Date through and including the Closing Date. The Current Balance Sheet makes full and appropriate provision for all unpaid Taxes of the Company and its Subsidiaries in accordance with GAAP in respect of all items of income or gain earned, accrued or received (including to the extent deemed to be earned, accrued or received) or in respect of any event occurring or deemed to occur in either case on or before the Balance Sheet Date and excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income. The Company and its Subsidiaries have not incurred any material Liability for Taxes since the Balance Sheet Date outside of the ordinary course of business.

(d) Audits; Claims. No Company Return has ever been examined or audited by any Governmental Entity and no such examination or audit is currently proposed or ongoing. The Company and its Subsidiaries are not a party to any Action or proceeding by any Governmental Entity for nonpayment of Taxes nor have they received written notice from such body of any claim for such non-payment of Taxes. The Company and its Subsidiaries have not received from any Governmental Entity any: (i) written notice indicating an intent to open a Tax audit or other review; (ii) other written request for information related to Tax matters; or (iii) written notice of a Tax deficiency or proposed Tax adjustment. No extension or waiver of the limitation period applicable to any Company Returns has been granted by or requested from the Company or its Subsidiaries. There are no Liens for Taxes upon any of the assets of the Company and its Subsidiaries other than Liens for current Taxes not yet due and payable.

(e) No Other Jurisdictions for Filing Tax Returns. The Company and its Subsidiaries are, and have at all times since the date of their formation been, Tax resident solely in their countries of incorporation or formation. The Company and its Subsidiaries are not subject to income, gross receipts or similar Tax in any country other than their countries of incorporation or formation. No written claim has ever been made by a Governmental Entity in a jurisdiction where the Company and its Subsidiaries do not currently file a Tax Return of a certain type or pay Taxes of a certain type that the Company or its Subsidiaries is or may be subject to Tax of such type by that jurisdiction.

(f) Tax Incentives. The Company and its Subsidiaries are in compliance in all material respects with all terms and conditions of any Tax exemption, Tax holiday, Tax ruling or other Tax reduction agreement or order (each, a “Tax Incentive”), and the consummation of the transactions contemplated by this Agreement will not have any material adverse effect on the continued validity and effectiveness of any such Tax Incentive. Parent and its Affiliates (including the Surviving Corporation) will not be liable to any Governmental Entity after the Closing for any amounts benefitting the Company or its Subsidiaries before the Closing under or with respect to any such Tax Incentives (including as a result of a termination thereof or disqualification therefrom).

(g) Change in Accounting Methods; Closing Agreements; Etc. The Company and its Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing as a result of any: (i) adjustment under Section 481(a) of the Code made prior to the Closing or change in method of accounting made, or incorrect method of accounting employed, prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provisions of applicable Law), advance pricing agreement, private letter ruling of the Internal Revenue Service or other agreement or comparable rulings with any Tax authority relating to Taxes, in each case, executed prior to the Closing; (iii) installment sale or open transaction disposition made on or prior to the Closing; (iv) deferred revenue accrued or prepaid amount received on or prior to the Closing; (v) any deferred intercompany gain, intercompany transactions or excess loss accounts described in U.S. Treasury Regulations under Section 1502 of the Code (or any similar provision of state, territorial, provincial, local or non-U.S. tax Law); (vi) completed contract method of accounting, long-term contract method of accounting, cash method of accounting; or (vii) application of Section 951, 951A or 965 of the Code (or any corresponding or similar provision of state, territorial, provincial, local or non-U.S. tax Law) with respect to any income recognized by or any asset held by the Company before the Closing. The Company and its Subsidiaries have not made any election under Section 965(h) of the Code (or any corresponding or similar provision of state, territorial, provincial, local or non-U.S. tax Law). The Company and its Subsidiaries use and have used since their inception the accrual method of accounting for income Tax purposes.

(h) Secondary Liabilities, Consolidated Groups, Indemnities, Etc. The Company and its Subsidiaries have never been a member of an affiliated, combined, consolidated or similar group for Tax purposes (other than a group with respect to which the Company is the common parent). The Company and its Subsidiaries are not, and have never been, a party to or bound by any Tax indemnity agreement, Tax sharing agreement, cost sharing, Tax allocation agreement or similar Contract (in each case, other than any commercial Contract entered into in the ordinary course of business the primary purpose of which is not related to Taxes). The Company and its Subsidiaries do not have any Liability for the Taxes of any Person (other than the Company) under (i) U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of any Tax Law), (ii) as a transferee or successor, by Contract (other than any commercial Contract entered into in the ordinary course of business the primary purpose of which is not related to Taxes) or (iii) by operation of Law or otherwise. The Company and its Subsidiaries have not been (x) a shareholder of a “controlled foreign corporation” within the meaning of Section 957 of the Code or a “passive foreign investment company” within the meaning of Section 1297 of the Code and (y) a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or Contract which is treated as a partnership for Tax purposes.

(i) U.S. Tax Classification. The Company and its Subsidiaries are organized in the jurisdictions, and have the U.S. federal Tax classifications, in each case, as set forth in Section 3.9(i) of the Disclosure Schedule, and the Company and its Subsidiaries have been so classified for U.S. federal Tax purposes at all times since the date set forth in Section 3.9(i) of the Disclosure Schedule.

(j) Distributed Stock. The Company and its Subsidiaries have never distributed stock of another Person, nor has it had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code since the inception of the Company and its Subsidiaries or as part of a plan that includes the transactions contemplated by this Agreement.

(k) Reportable or Listed Transactions. The Company and its Subsidiaries have never consummated or participated in, nor are the Company and its Subsidiaries currently participating in, any transaction which was or is a “tax shelter” transaction as defined in Section 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. The Company and its Subsidiaries have never participated in a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or U.S. Treasury Regulations Section 1.6011-4(b) or any similar transaction requiring disclosure in accordance with a similar provision of applicable Law. The Company and its Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that would reasonably be expected to give rise to substantial understatement of federal Income Tax within the meaning of Section 6662 of the Code.

(l) Withholding. The Company and its Subsidiaries have complied in all material respects with all applicable Laws relating to the collection, payment, reporting and withholding of Taxes and have, within the time and in the manner prescribed by applicable Laws, collected, withheld from and paid over to the proper Governmental Entities (or is properly holding for such timely payment), all amounts required to be so collected, withheld and paid under applicable Laws. The Company and its Subsidiaries have complied in all material respects with, and its records contain all information and documents necessary to materially comply with, all requirements of applicable Laws relating to information reporting and other similar filing requirements.

(m) U.S. Real Property Holding Corporation. The Company is not and has never been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(n) Intended Tax Treatment. The Company and its Subsidiaries (i) have never taken or agreed to take any action not contemplated by this Agreement and (ii) are not aware of any fact or circumstance, in each case, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(o) U.S. Golden Parachute Tax. There is no agreement, plan, arrangement or other Contract covering any Employee to which the Company is a party that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that could reasonably be characterized as a “parachute payment” within the meaning of Section 280G of the Code.

(p) Section 409A Matters.

(i) Section 3.9(p)(i) of the Disclosure Schedule lists, as of the Agreement Date, each Company Employee Plan that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) subject to Section 409A of the Code (or any state Law equivalent) and the regulations and guidance thereunder (“Section 409A”). (A) Each such nonqualified deferred compensation plan has been in documentary and operational compliance with Section 409A, such that no compensation has been or is reasonably expected to be required by Law to be included in the gross income of any Employee as of any date on or prior to the Closing as a result of the operation of Section 409A of the Code with respect to any Company Employee Plan, (B) to the extent required by Law, the Company has properly reported and/or withheld and remitted on amounts deferred under any Company nonqualified deferred compensation plan subject to Section 409A of the Code and (C) there is no Contract to which the Company or any of its ERISA Affiliates is a party, including the provisions of this Agreement, covering any Employee of the Company, which individually or collectively could require the Company or any of its Affiliates to pay a Tax gross up payment to, or otherwise indemnify or reimburse, any Employee for Tax-related payments under Section 409A.

(ii) Except as set forth in Section 3.9(p)(ii) of the Disclosure Schedule, each Company Option has been validly issued and no Company Option (A) has an exercise price that is less than the fair market value of the underlying equity as of the date such Company Option was granted, (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights and (C) has been granted with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A). Each Company Option issued to a U.S. taxpayer that is intended to qualify as an “incentive stock option” (within the meaning of Section 422(b) of the Code) has been issued in compliance with Section 422 of the Code and the Treasury Regulations promulgated thereunder.

Section 3.10 Real Property.

(a) Owned and Leased Property. Neither the Company nor any of its Subsidiaries has ever owned any real property and neither the Company nor any of its Subsidiaries is party to any agreement to purchase or sell any real property. Section 3.10(a) of the Disclosure Schedule sets forth, as of the Agreement Date, a true and correct list of: (i) all real property currently leased, subleased or licensed by or from the Company or any of its Subsidiaries or otherwise used or occupied by the Company or any of its Subsidiaries (the “Leased Real Property”), and (ii) all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in the Leased Real Property, and all amendments, terminations, guarantees and modifications thereof, including all notices exercising any extension or expansion rights thereunder (the “Lease Agreements”). The Leased Real Property is in good operating condition and repair sufficient for its current use, and to the Company’s Knowledge, no repairs or alterations are currently required for the conduct of the Company’s or any of its Subsidiaries’ current business operation. The Leased Real Property constitutes all of the real property used in connection with the business of the Company or any of its Subsidiaries.

(b) Occupation of Leased Property. The Company and its Subsidiaries currently occupy each Leased Real Property, and neither the Company nor any of its Subsidiaries have otherwise granted to any third party the current right to occupy such Leased Real Property.

(c) Compliance with Leases. Neither the Company nor any of its Subsidiaries have sent nor received any notice of default or breach of any Lease Agreement that remains outstanding and there are no material breaches of any of the Lease Agreements by the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto. Neither the Company nor any of its Subsidiaries have, in the three years prior to the Agreement Date, received any notice that its occupation of or operations on the Leased Real Property violate in any material respect any Law relating to such property or operations thereon.

(d) Encumbrances. The Company’s and its Subsidiaries’ respective interests in the Leased Real Property are not subject to any Liens.

(e) Environmental Laws. There is no past or current Liability of the Company or any of its Subsidiaries under Environmental Laws or in respect of any breach or non-compliance by the Company or any of its Subsidiaries with the conditions of any Environmental Law or Environmental License and, to the Knowledge of the Company, there are no factors or circumstances likely to give rise to any Environmental Liabilities of the Company or any of its Subsidiaries. No Action is pending or, to the Knowledge of the Company, threatened, that alleges a material breach, violation or Liability under Environmental Laws or that relates to the presence, release or exposure to Hazardous Materials. Neither the Company nor any of its Subsidiaries have manufactured, distributed, disposed of, arranged for the disposal of, transported, released or exposed any Person to, any Hazardous Material, and no property is contaminated with any such Hazardous Material in a manner that would result in Liability pursuant to Environmental Law. The Company has made available to Parent all environmental reports, studies, audits or analyses in its possession or reasonable control identifying material environmental, health or safety Liabilities with respect to the Company and its Subsidiaries.

Section 3.11 Tangible Property. The Company and its Subsidiaries have good and valid title to, or, in the case of leased or licensed properties and assets, valid leasehold interests or license rights in, all properties and assets, real, personal and mixed, used or held for use by the Company or its Subsidiaries in their respective businesses, free and clear of any Liens, except as reflected in the Current Balance Sheet. All such items of property (i) are adequate for the conduct of the businesses of the Company and its Subsidiaries as currently conducted and as currently contemplated to be conducted and (ii) are in good operating condition, subject to normal wear and tear, and regularly and properly maintained.

Section 3.12 Intellectual Property.

(a) Disclosures.

(i) Section 3.12(a)(i) of the Disclosure Schedule sets forth, as of the Agreement Date, a true and correct list of each Company Product.

(ii) Section 3.12(a)(ii) of the Disclosure Schedule sets forth, as of the Agreement Date, a true and correct list of: (A) (i) each item of Registered IP owned by the Company or any of its Subsidiaries (“Registered Company IP”) and (ii) each material unregistered trademark; (B) the record owner, and if different, the legal owner and beneficial owner, of such item of Registered Company IP; (C) the jurisdiction in which such item of Registered Company IP has been registered or filed; (D) the applicable application, registration or serial number; (E) the applicable application or filing dates and issuance or registration dates; (F) the status of such item of Registered Company IP; (G) for each domain name registration, the applicable domain name registrar, the expiration date for the registration and the name of the registrant; and (H) any actions that must be taken by the Company or any of its Subsidiaries within one hundred and twenty (120) days of the Agreement Date for the purposes of maintaining, perfecting, preserving or renewing the rights of the Company or any of its Subsidiaries in or to such item of Registered Company IP, including the payment of any registration, maintenance or renewal fees or the filing of any documents, applications or certificates.

(iii) Section 3.12(a)(iii) of the Disclosure Schedule sets forth, as of the Agreement Date, a true and correct list of each Inbound License, other than: (A) Contracts entered into on Standard Form IP Contracts without material modification; (B) non-exclusive licenses to generally commercially available Software in binary form (including Software made available on a SaaS basis) or Technology (other than Software) available for a cost of not more than $100,000 on an annual basis on standard, commercially reasonable terms; and (C) licenses to Open Source Software.

(iv) Section 3.12(a)(iv) of the Disclosure Schedule sets forth, as of the Agreement Date, a true and correct list of each Outbound License, other than: (A) Contracts entered into on Standard Form IP Contracts without material modification; and (B) non-exclusive licenses granted pursuant to Standard Form IP Contracts without material modification in the ordinary course of business to customers, resellers, distributors, integration partners or suppliers of the Company or any of its Subsidiaries that do not grant rights in Company IP other than as necessary to market, distribute, access, use or support Company Products.

(b) Standard Form IP Contracts. The Company has made available a true and correct copy of each Standard Form IP Contract.

(c) Ownership Free and Clear. Except as set forth in Section 3.12(c) of the Disclosure Schedule, the Company or one of its Subsidiaries (i) solely and exclusively owns all right, title and interest in and to all Company IP, free and clear of all Liens, and (ii) possesses a valid and enforceable license or other valid and enforceable right to use the Intellectual Property

Rights and Technology used by the Company or its applicable Subsidiary. Without limiting the generality of the foregoing:

(i) (A) each Employee of the Company or any of its Subsidiaries that has been involved in the authorship, invention, creation, conception or other development of any Company Product or Intellectual Property Rights or Technology for or on behalf of the Company or any of its Subsidiaries has entered into a valid and enforceable written non-disclosure and invention assignment Contract with the Company or its applicable Subsidiary that effectively assigns to the Company or such Subsidiary, to the fullest extent permitted by applicable Law, all Intellectual Property Rights and Technology authored, invented, created, conceived or otherwise developed (“Developed”) by such Employee within the scope of such Employee’s employment or engagement (an “Employee Invention Assignment Agreement”) to the extent not automatically owned by the Company or such Subsidiary by operation of Law, and (B) each consultant and independent contractor of the Company or any of its Subsidiaries that has been involved in the authorship, invention, creation, conception or other development of any Company Product or Intellectual Property Rights or Technology for or on behalf of the Company or any of its Subsidiaries has entered into a valid and enforceable written non-disclosure and invention assignment Contract with the Company or its applicable Subsidiary that effectively assigns to the Company or such Subsidiary, to the fullest extent permitted by applicable Law, all Intellectual Property Rights and Technology Developed by such consultant or independent contractor within the scope of such engagement (“Consultant Invention Assignment Agreement” and, together with the Employee Invention Assignment Agreement, “Invention Assignment Agreements”). The Company and its Subsidiaries have fulfilled all of their remuneration obligations concerning such inventions and designs. Neither the Company nor any of its Subsidiaries has, in the six (6) years prior to the Agreement Date, been engaged or is currently engaged in any dispute or litigation with any past or present Employee, consultant or independent contractor regarding Intellectual Property Rights;

(ii) except as set forth in Section 3.12(c)(ii) of the Disclosure Schedule, no funding, facilities, personnel or resources of any Governmental Entity, university, college or other educational institution or research organization were used in the Development of any Company IP, Company Technology or Company Products in a manner that grants such Person any ownership, Lien or other right in, or imposes any restriction on the use or exploitation of, such Company IP, Company Technology or Company Products. The Company and its Subsidiaries have complied with all applicable obligations relating to subject inventions under the Bayh-Dole Act, any applicable Government Contract and other applicable Law, including those with respect to election of title, invention notification and domestic manufacturing. No Employee, consultant or independent contractor Developed any Company IP or Company Technology in the course of employment or engagement with any third party in a manner that grants such third party any ownership, Lien or other right in such Company IP or Company Technology.

(iii) the Company and its Subsidiaries have taken reasonable steps designed to maintain the confidentiality of all proprietary information held as a trade secret by the Company or any of its Subsidiaries, including proprietary Source Code of the Company or any of its Subsidiaries and any confidential information or trade secrets provided to the

Company or any of its Subsidiaries by any Person under an obligation of confidentiality. No such proprietary information has been disclosed other than (A) pursuant to written confidentiality obligations restricting the disclosure and use of such proprietary information or (B) with respect to proprietary information that is not material to the business of the Company and its Subsidiaries, as intentionally disclosed in the ordinary course of business in the reasonable business judgment of the Company. The Company and its Subsidiaries maintain and enforce policies requiring each Employee, consultant and independent contractor with access to such proprietary information to execute an applicable confidentiality or nondisclosure agreement in the form of a Standard Form IP Contract, and all such Persons have executed such or substantially similar agreements;

(iv) neither the Company nor any of its Subsidiaries has made any written or oral commitment, promise, submission, suggestion, statement or declaration, including any membership commitment, to any standards-setting body, industry group or other similar organization (“Standards Organization”) that requires or obligates the Company or any of its Subsidiaries to grant or offer to any other Person any license or right to any Company IP or otherwise impair or limit the Company’s or any of its Subsidiaries’ control of any Company IP, and no patent or patent application included in the Company IP has been identified by the Company or any of its Subsidiaries as essential to any Standards Organization or any standard promulgated by any Standards Organization;

(v) neither the Company nor any of its Subsidiaries has permitted any Registered Company IP to enter into the public domain, or to be abandoned or lapsed, other than in the ordinary course of prosecution, as a result of the expiration of the applicable statutory protection period or in the reasonable business judgment of the Company with respect to Registered Company IP that is not material to the business of the Company;

(vi) neither the Company nor any of its Subsidiaries has assigned or otherwise transferred ownership of, granted an exclusive license with respect to, or agreed to assign or otherwise transfer ownership of or grant an exclusive license with respect to, any Intellectual Property Right that is or was Company IP, other than as set forth in Section 3.12(c)(vi) of the Disclosure Schedule;

(vii) except as set forth in Section 3.12(c)(vii) of the Disclosure Schedule, no Person that has licensed Technology or Intellectual Property Rights to the Company or any of its Subsidiaries has any ownership right or license right in improvements or derivative works made by or on behalf of the Company or any of its Subsidiaries to such Technology or Intellectual Property Rights;

(viii) all Company IP will be fully transferable and alienable by the Company or any of its Subsidiaries at the Closing without the consent of, or any payment of any kind to, any Person, other than as set forth in Section 3.12(c)(viii) of the Disclosure Schedule.

(d) Valid and Enforceable. With respect to each item of Registered Company IP, all registration, maintenance and renewal fees due have been paid, and all documents and certificates required for the purposes of registering, maintaining and renewing, as applicable, such

Registered Company IP have been filed with the relevant Governmental Entity. There is no pending and, in the six years prior to the Agreement Date, there has not been, any Action as to which the Company or any of its Subsidiaries received notice challenging the use, ownership, validity, enforceability or registrability of any Company IP, excluding Office Actions and other routine prosecution correspondence received from any relevant Governmental Entity in the ordinary course of prosecution. All Registered Company IP is subsisting, valid and enforceable (other than pending applications thereof), and there are no facts or circumstances that would reasonably be expected to render any Registered Company IP invalid or unenforceable, other than as a consequence of the expiration of the applicable statutory protection period.

(e) Effects of the Transactions; Sufficiency. All Intellectual Property Rights used in the conduct of the businesses of the Company and its Subsidiaries as currently conducted are either included in the Company Intellectual Property Rights or are used by the Company or any of its Subsidiaries pursuant to a valid license Contract or other valid and enforceable right. Neither the execution, delivery or performance of this Agreement or any Related Agreement nor the consummation of the Transactions will, with or without notice or lapse of time, result in or give any other Person the right or option to cause or declare, under any Contract to which the Company or any of its Subsidiaries is bound: (i) a Loss of, or Lien on, any Company IP; (ii) a breach of any Inbound License or Outbound License; (iii) the release, disclosure or delivery of any proprietary Source Code or other Technology of the Company or any of its Subsidiaries to any escrow agent or other Person; (iv) the grant, assignment or transfer to any other Person of any right or interest in any Company IP or any Intellectual Property Rights owned by, or licensed to, Parent or any of its Affiliates; (v) payment of any royalties or other license fees with respect to Intellectual Property Rights of any other Person in excess of those payable by the Company or any of its Subsidiaries in the absence of this Agreement or the Transactions; or (vi) any non-compete or other material restriction or limitation on the operation of the business of the Company and its Subsidiaries, Parent or any of its Affiliates.

(f) No Third Party Infringement of Company IP. To the Knowledge of the Company, no Person has in the six years prior to the Agreement Date infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company IP. In the six years prior to the Agreement Date, neither the Company nor any of its Subsidiaries has sent or received any notices or other communication relating to any actual or alleged infringement, misappropriation or violation of any Company IP, or brought any Action against any Person with respect to any Company IP.

(g) No Infringement of Third Party IP Rights.

(i) The operation of the businesses of the Company and its Subsidiaries (including the design, development, use, import, branding, advertising, promotion, marketing, manufacture, distribution, hosting, provision, delivery, sale and licensing of any Company Product or Company IP), as conducted during the six years prior to the Agreement Date and as currently conducted, has not infringed, misappropriated or otherwise violated, and does not infringe, misappropriate or otherwise violate, any Intellectual Property Right of any other Person.

(ii) Neither the Company nor any of its Subsidiaries has in the six years prior to the Agreement Date received any notice from any Person (A) alleging any infringement, misappropriation or other violation of any Intellectual Property Rights or (B) inviting the Company or any of its Subsidiaries to take a license under any Intellectual Property Rights or consider the applicability of any Intellectual Property Rights to any Company IP, Company Product or the conduct of the business of the Company or any of its Subsidiaries. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has reason to believe that any such claim referred to in this Section 3.12(g)(ii) is or may be forthcoming.

(h) Use of Open Source Software.

(i) Section 3.12(h)(i) of the Disclosure Schedule completely and accurately identifies each item of Open Source Software that is incorporated or embedded in, linked to, combined, distributed or made available with, or required for the use or operation of, any Company Product or any Software otherwise included in the Company IP, and describes whether such Open Source Software has been modified or distributed by the Company or any of its Subsidiaries.

(ii) No Open Source Software is or has been embedded or incorporated into, or linked, combined or distributed with any Company Product or proprietary Software of the Company or any of its Subsidiaries, in each case, in a manner that (A) subjects any Company IP or Company Technology, or, following the Closing, any Intellectual Property Rights of Parent or its Affiliates, to any Copyleft License, (B) requires the disclosure or licensing of, or creates any other obligations for the Company or any of its Subsidiaries with respect to any Company IP or Company Technology or (C) otherwise limits, restricts or conditions the Company’s or any of its Subsidiaries’ right to use or distribute any Company Product, Company Technology or Company IP, in each case other than attribution, notice and similar obligations applicable solely to such Open Source Software.

(iii) The Company and its Subsidiaries are, and during the six years prior to the Agreement Date have been, in compliance in all material respects with all of the terms and conditions of each applicable license for Open Source Software incorporated into, linked with or distributed with any Company Product or any Software otherwise included in the Company IP, including all requirements pertaining to attribution and copyright notices.

(iv) Source Code. Except as set forth in Section 3.12(h)(iv) of the Disclosure Schedule, (A) no proprietary Source Code for any Company Product has been delivered, licensed or made available to any Person other than Employees and contractors bound by written confidentiality obligations to use such Source Code solely for the benefit of the Company or its applicable Subsidiary, (B) neither the Company nor any of its Subsidiaries has any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available such proprietary Source Code and (C) no event has occurred and no circumstance or condition exists that (with or without notice or lapse of time) would or could reasonably be expected to result in the delivery, license or disclosure of such proprietary Source Code to any escrow agent or other Person. The Company and its

Subsidiaries maintain documentation and code comments for their proprietary Software that are sufficient for their ordinary internal development and maintenance purposes.

(i) Government Restrictions. During the six years prior to the Agreement Date, neither the Company nor any of its Subsidiaries has received any written request for information regarding, challenge to or claim pertaining to any restriction asserted by the Company or any of its Subsidiaries on the use or disclosure of any Company IP or Company Technology from any Governmental Entity. The Company and its Subsidiaries maintain records sufficient to support such restrictions to the extent required by the applicable Government Contract or Government Bid and applicable Law.

Section 3.12A Technology, Products, Artificial Intelligence, Privacy and Security.

(a) Product Warranties. Except as set forth in Section 3.12A(a) of the Disclosure Schedule, each Company Product currently offered by the Company or any of its Subsidiaries and each service currently provided by or through the Company or any of its Subsidiaries (i) conforms in all material respects to the applicable contractual commitments, warranties, service level commitments, published product documentation and any representations made by the Company or any of its Subsidiaries and (ii) are free from material defects in design, specifications, processing, manufacture, material or workmanship, and suitable for the purposes for which they were sold.

(b) Section 3.12A(b) of the Disclosure Schedule is a complete and accurate set of the technical specifications of the Company Products.

(c) Contaminants; Vulnerabilities; Spyware or Malware. To the Knowledge of the Company, none of the Company Products or IT Systems contains any Contaminants that could adversely affect their availability, performance, security or integrity. The Company and its Subsidiaries use commercially reasonable measures designed to prevent the introduction of Contaminants into the Company Products or IT Systems. None of the Company Products or IT Systems performs the following functions, without the knowledge (which for purposes of this Section 3.12A(c) shall be deemed to include actions reasonably necessary for the operation and protection of the Company Product in accordance with its public documentation or other documentation made available to the applicable owner or user of an affected system, network or device) and, to the extent required by applicable Law, consent of the owner or user of an affected system, network or device: (i) collects data stored on or transmitted by the system, network or device; (ii) interferes with the owner’s or an authorized user’s control of the system, network or device; (iii) changes or interferes with settings or preferences of, or commands installed or stored on, the system, network or device without the knowledge of the owner or an authorized user of the system, network or device; (iv) changes or interferes with data that is stored on or transmitted by the system, network, or device in a manner that obstructs, interrupts or interferes with lawful access to or use of that data by the owner or an authorized user of the system, network or device; (v) causes the system or device to communicate with a third-party system or device without the authorization of the owner or an authorized user of the system or device; (vi) installs a computer program or code that may be activated without the knowledge of the owner or an authorized user of the system, network or device; or (vii) permits unauthorized access or unauthorized disablement or erasure of, or any bugs, faults or other devices, errors, Contaminants or code intentionally designed to disrupt or adversely affect the functionality of, the Company Products or IT Systems.

(d) Sufficiency of IT Systems. The IT Systems are in good working order and operate and perform in accordance with applicable documentation and specifications, and as is reasonably necessary for the operation of the businesses of the Company and its Subsidiaries as currently conducted. The IT Systems provide the operations of the businesses of the Company and its Subsidiaries with commercially reasonable availability, redundancy and processing capacity, consistent with industry standards for high availability. During the six years prior to the Agreement Date, there has been (i) no material failure of the IT Systems and (ii) no material unauthorized access to the IT Systems. The IT Systems will be owned, licensed to or available for use by the Company or any of its Subsidiaries immediately following the Closing on terms and conditions identical to those under which the Company or any of its Subsidiaries owned, licensed or used the IT Systems immediately prior to the Closing and as of the date hereof without the payment of any additional amounts or consideration.

(e) Artificial Intelligence.

(i) Section 3.12A(e)(i) of the Disclosure Schedule sets forth (A) a correct, current and complete list of all AI Technology used or held for use in the businesses of the Company and its Subsidiaries as currently conducted, including in connection with any Company Products (collectively, the “Company AI”) and, for any such AI Technology owned or controlled by any other Person, the license or other Contract governing the Company’s or any of its Subsidiaries’ use thereof and (B) the purposes for which the Company or any of its Subsidiaries has used such Company AI.

(ii) Section 3.12A(e)(ii) of the Disclosure Schedule sets forth a correct, current and complete list and description of all AI Inputs used by or on behalf of the Company or any of its Subsidiaries in the development or operation of any Company AI and, for all such AI Inputs owned or controlled by any other Person, the Contracts or other terms governing the Company’s or any of its Subsidiaries’ collection and use of such AI Inputs. The Company and its Subsidiaries have: (A) obtained all licenses, consents and permissions, provided all notices and disclosures, and otherwise have all rights, in each case as required under applicable Law, to collect and use all such AI Inputs in the conduct of their businesses as currently conducted; and (B) complied with all use restrictions and other requirements of any license, consent, permission or other Contract and any website terms of use, terms of service or other terms governing the Company’s or any of its Subsidiaries’ collection and use of such AI Inputs, including the extraction of AI Inputs using web scraping, web harvesting or similar Software.

(iii) The Company and its Subsidiaries have not: (A) except pursuant to written Contracts imposing commercially reasonable confidentiality restrictions and prohibiting the applicable vendor from using such information to train or improve any AI Technology or other product or service for the benefit of any other Person, included any trade secrets (including Source Code) or other confidential or proprietary information in any prompts or inputs into any AI Technology owned or controlled by any other Person; or (B) used any AI Technology in a manner that does not comply with the applicable license or other Contract terms. For each third-party AI Technology that is used by the Company or any of its Subsidiaries, the Company and its Subsidiaries (1) have complied with all license terms applicable to such third-party AI Technology; (2) have not agreed in any applicable license or other Contract that the applicable vendor will own any Intellectual Property Rights arising from the Company’s or any of its Subsidiaries’ use of such AI Technology; and (3) own the outputs generated by use of the third-party AI Technology at the expense of the Company or any of its Subsidiaries. The Company and its Subsidiaries have not included any Personal Data in any AI Inputs without the licenses, consents or permissions required by applicable Law.

(iv) The Company and its Subsidiaries have established, maintain and enforce commercially reasonable policies and procedures for the use of AI Technology by the Company’s and its Subsidiaries’ Employees, consultants and independent contractors, including policies and procedures designed to ensure the ongoing ethical, transparent and responsible design, development and deployment of AI Technology as required under applicable Law. The Company and its Subsidiaries have not used, and are not currently using, AI Technology (A) for significant or consequential decisions concerning a Person or profiling of a Person or (B) to develop any Company Products or Intellectual Property Rights in a manner that would affect the Company’s or any of its Subsidiaries’ ownership or rights therein. The Company and its Subsidiaries have sufficient rights in all AI Inputs used by or on behalf of the Company or any of its Subsidiaries. All AI Technology used by the Company or any of its Subsidiaries operates as intended and in compliance with applicable Law. The Company and its Subsidiaries have implemented and maintained commercially reasonable controls, policies and safeguards designed to mitigate risks of copyright infringement, trade secret misappropriation or the production of output that violates any Person’s rights or applicable Law.

(f) Policies. All Privacy and Data Processing Policies currently in effect have been made available. No Privacy and Data Processing Policy is in violation of any Privacy and Data Processing Requirement, and the Company and its Subsidiaries comply, and during the six (6) years prior to the Agreement Date have complied with all Privacy and Data Processing Policies.

(g) Compliance. The Company and its Subsidiaries and, to the Knowledge of the Company, all third parties performing services for the Company or any of its Subsidiaries, comply, and during the six years prior to the Agreement Date have complied in all material respects with all Privacy and Data Processing Requirements applicable to them. The Company Products, and use of the Company Products for their intended purposes, comply and during the six (6) years prior to the Agreement Date have complied with all Privacy and Data Processing Requirements. Without limiting and in addition to the foregoing, the Company and its Subsidiaries have, during the six years prior to the Agreement Date, to the extent required by the Privacy and Data Processing Requirements: (i) provided adequate notices and obtained all necessary authorizations and lawful bases, including consents from end users, customers, employees, contractors and other applicable persons (“Data Subjects”), required for the Processing of Personal Data as conducted by the Company or any of its Subsidiaries; (ii) abided by all privacy choices (including opt-out preferences) of Data Subjects relating to Personal Data; (iii) appointed and maintained relevant officers responsible for privacy and information security matters with appropriate authority and resources; (iv) maintained a complete and accurate record of its processing activities or equivalent documentation; (v) taken all measures necessary to obtain proper authorization or consent and implement limitations relating to offensive security, active defense or “hack back” capabilities the Company or any of its Subsidiaries offer or maintain, including penetration testing, red teaming, vulnerability research or any activities that involve accessing, disrupting or interacting with third-party systems or infrastructure without the prior authorization of the system owner; and (vi) implemented controls governing ransom-payment or negotiation-related services, including any OFAC, FinCEN, anti-money laundering (“AML”) and know-your-customer (“KYC”) diligence performed prior to or in connection with any ransom payment.

(h) No Unsatisfied Requests. As of the Agreement Date, there are no unsatisfied requests to the Company or any of its Subsidiaries seeking to exercise any right under any Privacy and Data Processing Requirement.

(i) No Action. During the six (6) years prior to the Agreement Date, there has been no written inquiry, subpoena, demand or notice, or, to the Knowledge of the Company, any oral or other threatened inquiry, demand or notice, and there has been no Action from any Governmental Entity or any Person against or to the Company or any of its Subsidiaries relating to (i) the Processing of Company Data, privacy, data protection or security, (ii) the confidentiality, availability or integrity of any IT Systems, Company Data or Company Product or (iii) any alleged violation of any Privacy and Data Processing Requirement. There are no facts or circumstances that would reasonably be expected to give rise to any such inquiry, subpoena, demand, notice or Action. Neither the Company nor any of its Subsidiaries is subject to any Order or settlement currently in effect relating to the Processing of Company Data or compliance with any Privacy and Data Processing Requirement.

(j) Security. The Company and its Subsidiaries have implemented, maintained and monitored commercially reasonable plans, policies, procedures and measures, appropriate to the size and nature of their businesses and the nature of the Company Data they Process, designed to (i) preserve and protect the confidentiality, availability, security and integrity of the IT Systems, Company Products and Company Data and (ii) prevent the introduction of Contaminants to, and unauthorized access of, the IT Systems and the Company Products. The Company and its Subsidiaries have implemented and maintained commercially reasonable disaster recovery and business continuity plans, procedures and facilities for the IT Systems and Company Products. The Company and its Subsidiaries have remediated security risks, threats, issues, deficiencies and vulnerabilities identified through their ordinary-course security program in accordance with their risk-based remediation priorities.

(k) No Security Incidents. Except as set forth in Section 3.12A(k) of the Disclosure Schedule, during the six (6) years prior to the Agreement Date, there has been no actual or reasonably suspected (i) security incident, breach or ransomware, hacking, intrusion or similar event affecting any IT System, Company Product or Company Data, nor (ii) accidental, unlawful or unauthorized access to, disclosure or Processing of, Company Data (each, in the case of (i) and (ii), a “Security Incident”), in each case that either materially disrupted the operation of the business, resulted in material Liability to the Company or any of its Subsidiaries, or that required notice to any Governmental Entity or any other Person under applicable Privacy and Data Processing Requirement. Neither the Company nor any of its Subsidiaries has been notified, or has been required to notify any Governmental Entity or other Person, of any Security Incident. There are no facts or circumstances that would reasonably be expected to give rise to any such Security Incident.

(l) Transaction Effects. Neither the execution, delivery or performance of this Agreement nor the taking over by Parent of the IT Systems, Company Products and other information relating to the Company’s Data Subjects will cause, constitute or result in a breach or violation of any Privacy and Data Processing Requirement. Following the Closing, Parent (and the Company and its Subsidiaries, as applicable) will be permitted to continue to Process Personal Data in substantially the same manner, and for substantially the same purposes, as the Company or any of its Subsidiaries Processed such Personal Data prior to the Closing.

Section 3.13 Material Contracts.

(a) Section 3.13(a) of the Disclosure Schedule identifies, as of the Agreement Date, in each subpart that corresponds to the subsection listed below, any Contract, including all amendments and modifications thereto, (x) to which the Company or any of its Subsidiaries is a party, (y) by which the Company or any of its Subsidiaries or any of their respective assets are or may become legally bound or subject or (z) under which the Company or any of its Subsidiaries have or may acquire any right or interest:

(i) pursuant to which the Company or any of its Subsidiaries has granted, or is required to grant, a right of first refusal, right of first negotiation or other similar term to or for the benefit of another Person;

(ii) relating to the development of any (A) Company Product or Company Technology (1) independently or jointly, by the Company or any of its Subsidiaries for any other Person or (2) for the Company or any of its Subsidiaries, in each case, by any other Person, other than Contracts with Employees entered into on a Standard Form IP Contract without material deviations or (B) Technology (1) independently or jointly, by the Company or any of its Subsidiaries for any other Person or (2) for the Company or any of its Subsidiaries, in each case, by any other Person, other than Contracts with Employees entered into on a Standard Form IP Contract without material deviations, where the resulting Technology is not owned by the Company or any of its Subsidiaries;

(iii) that restricts the Company or any of its Subsidiaries from, or following the Merger would or would purport to restrict Parent or any of its Affiliates from (1) participating or competing in any line of business, market or geographic area; (2) freely setting prices for its products, services or technologies (including most favored customer pricing provisions); (3) acquiring any product, property or other asset (tangible or intangible), or any services, from any other Person (including any “take or pay,” “sole source” or “requirements” obligations, any minimum order obligations, minimum order quantities and similar minimum purchase obligations); (4) selling any product or other asset to, performing any services for any other Person or transacting any business or deal in any other manner with any other Person; or (5) developing or distributing any product or technology;

(iv) set forth or required to be set forth in Section 3.12(a)(ii), Section 3.12(a)(iii) and Section 3.12(a)(iv) of the Disclosure Schedule;

(v) that is with any Governmental Entity (including any pending applications for governmental licenses or permits);

(vi) that is with any Top Customer;

(vii) that is with any Top Supplier;

(viii) that is a Collective Bargaining Agreement;

(ix) providing for, relating to or constituting capital expenditures involving future payments to or from the Company or any of its Subsidiaries in excess of $50,000 individually or $150,000 in the aggregate;

(x) providing for, relating to or constituting the settlement of any Action and pursuant to which the Company or any of its Subsidiaries have material continuing obligations;

(xi) providing for, relating to or constituting (A) the disposition or acquisition of material assets or any material interest in any Person or business enterprise or (B) the acquisition, issuance or transfer of any securities, in each case (x) pursuant to which the Company or any of its Subsidiaries have material continuing obligations and (y) excluding Contracts with customers in the ordinary course of business;

(xii) providing for, relating to or constituting any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts or instruments relating to Indebtedness or extension of credit or the creation of any Lien with respect to any asset of the Company or any of its Subsidiaries;

(xiii) creating, providing for, relating to or constituting any partnership, joint venture or strategic alliance or any sharing of revenues, profits, Losses, costs or Liabilities;

(xiv) that contemplates or provides for, relates to or constitutes: (A) the payment or delivery of cash or other consideration in an amount or having a value in excess of $500,000 in any twelve (12)-month period; or (B) the performance of services having a value in excess of $500,000 in any twelve (12)-month period, other than Contracts with customers entered into in the ordinary course of business on the Company’s standard form (or without material deviation therefrom);

(xv) under which the consequences of a default or termination would reasonably be expected to be material to the business of the Company or any of its Subsidiaries as currently conducted or as currently contemplated to be conducted;

(xvi) that was entered into outside the ordinary course of business or inconsistently with past practices of the Company or any of its Subsidiaries; or

(xvii) any other Contract that is material to the business, operations, assets, financial condition, results of operations, or prospects of the Company or any of its Subsidiaries.

(b) Each Contract (x) set forth in Section 3.13(a) of the Disclosure Schedule or (y) required to be set forth in Section 3.13(a) of the Disclosure Schedule (or that would have been required to be set forth in the Disclosure Schedule had such Contract been entered into prior to the Agreement Date) is referred to herein as a “Material Contract.” The Company has made available true, correct and complete copies of all written Material Contracts in existence as of the Agreement Date, including all amendments thereto through the Agreement Date. Each Material Contract is valid and in full force and effect and is enforceable by the Company or its applicable Subsidiary in accordance with its terms, except as would not reasonably be expected to be material to the Company or such Subsidiary, and subject to the Enforceability Limitations. Except as set forth in Section 3.13(b) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries have materially violated or breached, or committed any default under, any Material Contract, and, to the Knowledge of the Company, no other Person has violated or breached, or committed any default under, any such Contract. Except as would not reasonably be material to the Company and its Subsidiaries, taken as a whole, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to: (i) result in a material violation or breach of any of the provisions of any Material Contract; (ii) give any Person the right to declare a default or exercise any remedy under any Material Contract; or (iii) give any Person the right to accelerate the maturity or performance of any Material Contract. Neither the Company nor any of its Subsidiaries have received any written or, to the Knowledge of the Company, oral, notice regarding any actual violation or breach of, or default under, any Material Contract. Neither the Company nor any of its Subsidiaries have waived any of their respective material rights under any Material Contract. No Person has threatened in writing to terminate or refuse to perform its obligations under any Material Contract.

Section 3.14 Customers and Suppliers.

(a) Section 3.14(a) of the Disclosure Schedule contains a true, correct and complete list, as of the Agreement Date, of the top 10 customers, distributors, resellers or licensees of Company Products, sorted by and listing revenues generated in connection with such Persons for each of (x) calendar year 2025 and (y) the first half of calendar year 2026 (each such Person, a “Top Customer”). Neither the Company nor any of its Subsidiaries have received written or, to the Knowledge of the Company, oral, notice, nor does the Company or any of its Subsidiaries have Knowledge or reason to believe, that any Top Customer (i) intends to or in fact did cancel, terminate or otherwise materially and adversely modify its relationship with the Company or any of its Subsidiaries (whether related to payment, price or otherwise) or (ii) is threatened with bankruptcy or insolvency or is, or is reasonably likely to become, otherwise unable to purchase or pay for Company Products from the Company or any of its Subsidiaries in quantities and manner consistent with past practice.

(b) Section 3.14(b) of the Disclosure Schedule contains a true, correct and complete list, as of the Agreement Date, of the top 10 suppliers or vendors of the Company and its Subsidiaries, taken as a whole, whether of products, services, Intellectual Property Rights or Technology or otherwise, sorted by and listing dollar volume of sales and purchases, respectively, for each of (x) calendar year 2025 and (y) the first quarter of calendar year 2026 (each such Person, a “Top Supplier”). Neither the Company nor any of its Subsidiaries have received written or, to the Knowledge of the Company, oral, notice, nor does the Company or any of its Subsidiaries have Knowledge or reason to believe, that any Top Supplier (i) intends to or in fact did cancel, terminate or otherwise materially and adversely modify its relationship with the Company or any of its Subsidiaries (whether related to payment, price or otherwise) or (ii) is threatened with bankruptcy or insolvency or is, or is reasonably likely to become, otherwise unable to supply or support products or services to or for the Company or any of its Subsidiaries in quantities and manner consistent with past practice.

Section 3.15 Employee Benefit Plans.

(a) Company Employee Plans. Section 3.15(a) of the Disclosure Schedule contains a true and correct list, as of the Agreement Date, of each material Company Employee Plan and indicates which Company Employee Plans are PEO Plans and Foreign Plans.

(b) Documents. The Company has made available true, correct and complete copies of all documents embodying each material Company Employee Plan that is not a PEO Plan and each Employee Agreement that materially deviates from the Company’s form employment agreement or offer letter, including all amendments thereto and all related trust documents and all related management and/or monitoring and/or information documents and/or records required by applicable Laws. To the Knowledge of the Company, there is no fact, condition, or circumstance since the date the documents were provided in accordance with this clause (b) which would affect the information contained therein and no promises or commitments have been made to amend any Company Employee Plan or Employee Agreement to provide increased or improved benefits thereunder or accelerate vesting or funding thereunder.

(c) U.S. Company Employee Plan Documents. In the case of each material Company Employee Plan that is not a PEO Plan or Foreign Plan, the Company has made available, if applicable, (i) the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan, (ii) if the Company Employee Plan is funded, the most recent annual and periodic accounting of Company Employee Plan assets, (iii) the most recent summary plan description together with a summary of all modifications thereto, if any, required under ERISA with respect to each Company Employee Plan, (iv) all written Contracts relating to each such Company Employee Plan, including administrative service agreements and group insurance Contracts, (v) all non-routine correspondence to or from any governmental agency relating to any Company Employee Plan and (vii) the most recent IRS determination, opinion, notification or advisory letters issued with respect to each Company Employee Plan.

(d) Company Employee Plan Compliance. Except as set forth in Section 3.15(d) of the Disclosure Schedule, the Company and its Subsidiaries have, in all material respects, performed all obligations required to be performed by it under any Company Employee Plan, and each Company Employee Plan, including, to the Knowledge of the Company, each PEO Plan, has been established and maintained, in all material respects, in accordance with its terms and in compliance with all applicable Laws. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without Liability to Parent or the Company or any of its Subsidiaries (other than de minimis termination fees, ordinary administration expenses or with respect to benefits that were previously earned, vested or accrued under Company Employee Plans prior to the Effective Time or any employment, severance or similar agreement where termination would trigger payments). Neither the Company, the Company’s Subsidiaries nor any ERISA Affiliate has made any binding plan or commitment to establish any new Company Employee Plan, to modify any Company Employee Plan (except to the extent required by applicable Laws or to conform any such Company Employee Plan to the requirements of any Law, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to enter into any Company Employee Plan. No Company Employee Plan, including, to the Knowledge of the Company, any PEO Plan, has unfunded Liabilities, that as of the Closing, will not be substantially offset by insurance or fully accrued. No material suit, administrative proceeding, Action, audit, investigation, litigation or claim is pending or reasonably anticipated, or to the Knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan or against the assets of any Company Employee Plan, including any audit or inquiry by any Governmental Entity. Each Company Employee Plan, including, to the Knowledge of the Company, any PEO Plan, that is intended to be qualified within the meaning of Section 401(a) of the Code (i) has received a favorable determination letter from the IRS to the effect that the Company Employee Plan satisfies the requirements of Section 401(a) of the Code and that its related trust is exempt from taxation under Section 501(a) of the Code (or such Company Employee Plan is a prototype plan that is entitled to rely on an opinion letter issued by the IRS to the prototype plan sponsor regarding qualification of the form of the prototype plan) and (ii) to the Knowledge of the Company, there are no facts or circumstances that could reasonably be expected to cause the loss of such qualification.

(e) No Pension Plan; Self-Insured Plans. Neither the Company, any Subsidiary of the Company nor any ERISA Affiliate has maintained, established, sponsored, participated in, or contributed to, in the past six (6) years, any Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code. Neither the Company nor any of its Subsidiaries have maintained, established, sponsored, participated in or contributed to any self-insured plan (other than a reimbursement plan, program or account) that provides health or welfare benefits to Employees (including any such plan pursuant to which a stop-loss policy or Contract applies).

(f) Multiemployer and Multiple-Employer Plan, Funded Welfare Plans and MEWAs. In the past six (6) years, neither the Company, any Subsidiary of the Company nor any ERISA Affiliate has contributed to or been obligated to contribute to any multiemployer plan (as defined in Section 3(37) of ERISA). None of the Company, any Subsidiary of the Company nor any ERISA Affiliate has at any time ever maintained, established, sponsored, participated in or contributed to any multiple employer plan or to any plan described in Section 413 of the Code, a “funded welfare plan” within the meaning of Section 419 of the Code, or a Multiple Employer Welfare Arrangement, as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA).

(g) No Post-Employment Obligations. No Company Employee Plan, including, to the Knowledge of the Company, any PEO Plan, provides or reflects or represents any material Liability to provide, post-termination or retiree or post-employment life insurance, health or other Employee welfare benefits to any person for any reason, except as may be required by the

Consolidated Omnibus Budget Reconciliation Act of 1985 or other applicable Laws, in each case, for which the Employee pays the full portion of any health insurance premiums.

(h) Effect of Transaction. Except as set forth in Section 3.15(h) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the Transactions (alone or in connection with additional or subsequent events) or any termination of employment or service in connection therewith will (i) result in any payment or benefit (including severance, bonus, accelerated vesting, distribution, increase in benefits or otherwise), becoming due to any Employee, (ii) result in any forgiveness of Indebtedness, (iii) increase any benefits otherwise payable by the Company or any of its Subsidiaries, or (iv) result in the acceleration of the time of payment or vesting of, or give rise to any funding of, any such benefits applicable to any Employee, in each case pursuant to any Company Employee Plan, including under any PEO Plan.

Section 3.16 Employment Matters.

(a) Compliance with Employment Laws. Except as set forth in Section 3.16(a) of the Disclosure Schedule, the Company and its Subsidiaries are and have for the past three (3) years been in compliance in all material respects with all Laws respecting employment, worker classification, Tax withholding and reporting, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation and hours of work, and in each case, with respect to Employees has withheld and reported all amounts required by applicable Laws or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees. The Company and its Subsidiaries are and have always for the past three (3) years complied in all material respects with Laws relating to the employment of non-U.S. citizens and non-U.S. residents working in the U.S., including all requirements of Form I-9.

(b) Labor. Except as set forth in Section 3.16(b) of the Disclosure Schedule, (A) no strike, labor dispute, slowdown, concerted refusal to work overtime, or work stoppage or labor strike against the Company or any of its Subsidiaries is pending or to the Knowledge of the Company, threatened, (B) neither the Company nor any of its Subsidiaries have Knowledge of any activities or proceedings of any labor union to organize any Employees, (C) neither the Company nor any of its Subsidiaries are presently, nor have they been a party to, or bound by, any Collective Bargaining Agreement, and no such agreement is being negotiated by the Company or any of its Subsidiaries and (D) neither the Company nor any of its Subsidiaries have received an application for recognition nor entered into any union membership, security of employment, redundancy, recognition, or other collective agreement with a trade union, works council, staff association, or other organization or body of Employees.

(c) No Interference or Conflict. To the Knowledge of the Company, no Employee is in violation of, or has been alleged to be in violation of, any material term of any non-disclosure, non-competition, non-solicitation or confidentiality agreement with any third party as a result of such person’s employment with the Company or any of its Subsidiaries and activities associated therewith.

(d) No Action. There is no material Action pending or, to the Knowledge of the Company, threatened between the Company or any of its Subsidiaries and any Employees relating to applicable labor or employment Laws, including, but not limited to any claims for actual or alleged harassment or discrimination based on race, national origin, age, sex, sexual orientation, religion, disability, similar tortious conduct or any other category protected by applicable Law or any claims related to wages and hours, labor relations, breach of Contract or wrongful termination.

(e) WARN Obligations. Neither the Company nor any of its Subsidiaries have incurred any Liability or obligation under the Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder or any similar state, local or foreign Law (the “WARN Act”) that remains unsatisfied. Within the last three months, there has not been any plant closing or mass layoff, or term of similar import under any applicable similar Law.

(f) Service Provider Lists. To the extent permissible under applicable Law, the Company has provided Parent with a true and correct list of all employees of the Company and its Subsidiaries as of the Agreement Date, indicating each such Employee’s: (i) name or identification number; (ii) title or position; (iii) full time, part time or temporary status; (iv) hire date; (v) service date used for crediting length of service for purposes of the Company Employee Plans; (vi) primary work location; (vii) classification as exempt or non-exempt; (viii) hourly rate of pay or base annual salary; (ix) commission, incentive or discretionary bonus amounts for the prior fiscal year and the current year’s target opportunities; (x) status if on leave, specifying the type of leave (such as, family and medical leave, medical leave, military leave, short-term disability or pregnancy leave, approved or unapproved); (xi) citizenship; (xii) if not a U.S. citizen, immigration status (including permanent resident, visa type or other status); and (xiii) whether such Employee has been identified as key personnel in any Government Contract. Section 3.16(f) of the Disclosure Schedule sets forth a true and correct list of all individual consultants and individual independent contractors who, as of the date of this Agreement, provide services to the Company or any of its Subsidiaries as of the Agreement Date, including each individual’s (A) name and job title, (B) work location, (C) current compensation and (D) start date.

Section 3.17 Governmental Authorizations. Each consent, license, permit, grant or other authorization which is required for the operation of the Company’s or any of its Subsidiaries’ respective businesses as currently conducted (collectively, “Company Authorizations”) has been issued or granted to the Company or one of its Subsidiaries. The Company Authorizations are in full force and effect and constitute all Company Authorizations required to permit the Company or any of its Subsidiaries to operate or conduct its business as currently conducted or hold any interest in its properties or assets. The Company and its Subsidiaries in the past four (4) years have been and are in compliance with the terms and conditions of the Company Authorizations in all material respects. To the Knowledge of the Company, excluding rulemakings of general applicability, there has been no Order, decision, or proposed decision of any Governmental Entity adopted since the effective date of the first Company Authorization that, individually or in combination with other Orders, would have or has had a material adverse effect on the Company or any of its Subsidiaries. To the Knowledge of the Company, there is no pending investigation by a relevant Governmental Entity or other enforcement proceeding concerning the Company or any of its Subsidiaries Authorizations or the Company’s or any of its Subsidiaries’ operations pursuant to the Company Authorizations. The Company and its Subsidiaries have timely paid all fees and assessments relating to the Company Authorizations due on or before the date of this Agreement, and is not subject to any bar under the rules or policies of any regulator that would prevent processing of applications required pursuant to Section 3.3.

Section 3.18 Litigation. There is no Action of any nature pending or, to the Knowledge of the Company, threatened in writing (or, to the Knowledge of the Company, otherwise), against the Company or any of its Subsidiaries, their properties and assets (tangible or intangible) or by or against any of their Employees (in their capacities as such) and there is no reasonable basis for any such Action. No Governmental Entity has challenged or questioned the legal right of the Company or any of its Subsidiaries to conduct its operations as presently or previously conducted, and there is no reasonable basis for any such challenge or question. There is no Action of any nature pending or, to the Knowledge of the Company, threatened against any Person who has a contractual right or a right pursuant to Law to indemnification from the Company or any of its Subsidiaries related to facts and circumstances existing prior to the Closing, and there is no reasonable basis for any such Action.

Section 3.19 Insurance. Section 3.19 of the Disclosure Schedule lists, as of the Agreement Date, all insurance policies covering the assets, business, equipment, properties, operations, Employees, officers and directors of the Company and its Subsidiaries, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies (such policies, collectively, “Insurance Policies”), each of which is in full force and effect. There is no material claim by the Company or any of its Subsidiaries pending under any of such Insurance Policies. All premiums due and payable under all Insurance Policies have been paid (or if installment payments are due, will be paid if incurred prior to the Closing Date), and the Company and its Subsidiaries are otherwise in material compliance with the terms of such Insurance Policies. Neither the Company nor any of its Subsidiaries have ever maintained, established, sponsored, participated in or contributed to any self-insurance plan.

Section 3.20 Compliance with Laws. The Company and its Subsidiaries are and for the past six years have been in material compliance with, and have not violated, any applicable Law. Neither the Company nor any of its Subsidiaries have received any written, or to the Knowledge of the Company, other, notices of suspected, potential or actual material violation with respect to, any applicable Law.

Section 3.21 Anti-Corruption Laws. The Company, its Subsidiaries, and to the Knowledge of the Company and its Subsidiaries, their respective Affiliates (including any of their respective officers, directors, Employees, contractors, agents or other Persons associated with or acting on their behalf) have within the past six years been, and are currently, in compliance with all applicable Anti-Corruption Laws. The Company, its Subsidiaries, and to the Knowledge of the Company and its Subsidiaries, their respective Affiliates (including any of their respective officers, directors, Employees, agents or other Person associated with or acting on their behalf) have not, directly or indirectly, used any funds for unlawful contributions, gifts, services of value, entertainment or other unlawful expenses; made, offered, authorized or promised to make any unlawful payment or provided, offered, authorized or promised to provide anything of value to any Person including but not limited to any Governmental Official, or made, or promised to make any contribution, bribe, rebate, gift, payoff, influence payment, kickback or other similar unlawful payment or other advantage, or taken any action which would cause them to be in violation of any Anti-Corruption Laws. The Company, its Subsidiaries, and to the Knowledge of the Company and

its Subsidiaries, their respective Affiliates (including any of their respective officers, directors, Employees, agents or other Person associated with or acting on their behalf) have not, directly or indirectly, requested or agreed to receive or accepted any unlawful contributions, gifts, services of value, advantage, entertainment or other unlawful expenses, contribution, bribe, rebate, gift, payoff, influence payment, kickback or other similar unlawful payment, or similar incentive which would cause them to be in violation of any Anti-Corruption Laws. None of the Company, its Subsidiaries, and to the Knowledge of the Company and its Subsidiaries, their respective Affiliates (including any of their respective officers, directors, Employees, agents or other Person associated with or acting on their behalf) have offered, made, promised to make, or authorized the making of any gift or payment of money or anything of value either directly or indirectly to any Person, or to a Governmental Official, or to any Person acting in an official capacity for or on behalf of any such Governmental Entity, for purposes of unlawfully (i) influencing any act or decision of any Person, or such Governmental Official in his or her official capacity or (ii) inducing any Person or such Governmental Official to do or omit to do any act in violation of the lawful duty of such Person or Governmental Official, (iii) securing an improper advantage or (iv) inducing such Person or Governmental Official to use his or her influence improperly including with a Governmental Entity to affect or influence any act or decision, including of any such Governmental Entity, in order to obtain, retain or direct or assist in obtaining, retaining or directing business to any Person. No officer, director, or Employee of the Company or its Subsidiaries or, to the Knowledge of the Company and its Subsidiaries, their respective Affiliates is currently a Governmental Official. There are no pending or, to the Company’s Knowledge, threatened claims, charges, investigations, violations, settlements, civil or criminal enforcement Actions, lawsuits, or other court Actions against the Company, its Subsidiaries or their respective Affiliates with respect to any Anti-Corruption Laws. There are no Actions, conditions or circumstances pertaining to the Company’s, its Subsidiaries’ or their respective Affiliates’ activities that could reasonably be expected to give rise to any future claims, charges, investigations, violations, settlements, civil or criminal Actions, lawsuits, or other court Actions under any Anti-Corruption Law. Neither the Company, its Subsidiaries nor their respective Affiliates have ever received an allegation, whistleblower complaint or conducted any investigation regarding compliance or noncompliance with the Anti-Corruption Laws. The Company, its Subsidiaries and their respective Affiliates have established and maintain compliance programs and reasonable internal controls and procedures that are designed to ensure the Company, its Subsidiaries and their respective Affiliates (including any of their officers, directors, Employees, agents or other Person associated with or acting on their behalf) do not violate the Anti-Corruption Laws.

Section 3.22 Export Control and Economic Sanctions Laws. The Company, its Subsidiaries , and, to the Knowledge of the Company and its Subsidiaries, their respective Affiliates (including any of their respective officers, directors, Employees, contractors, agents or other Persons associated with or acting on their behalf) are in, and for the past five (5) years in the case of export controls and since April 24, 2019 in the case of sanctions have been in, compliance with all applicable provisions of export control and economic sanctions Laws, including but not limited to the U.S. Export Control Reform Act and implementing U.S. Export Administration Regulations (“EAR”), the U.S. International Traffic in Arms Regulations, the trade and economic sanctions regulations administered by the U.S. Department of Treasury’s Office of Foreign Assets Control and U.S. Department of State, export and sanctions Laws of the United Nations, United Kingdom and European Union, and similar laws and regulations of other jurisdictions in which the Company or any of its Subsidiaries does business (collectively, “International Trade Laws”). The Company represents that it and its Subsidiaries do not engage and have not engaged in business activities, directly or indirectly, with Persons in Belarus, Cuba, Iran, Myanmar, North Korea, Russia, Syria, Venezuela, or the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Kherson, Zaporizhzhia or the Crimea Region of Ukraine (“Sanctioned Territories”) in violation of International Trade Laws. The Company further represents that it and its Subsidiaries do not and have not engaged in business with Persons covered by any list of sanctioned or restricted (including export-restricted) Persons pursuant to International Trade Laws and issued by a United Nations, U.S., U.K. or EU governmental agency or the United Nations (collectively, “Sanctioned Persons”) in violation of International Trade Laws. Furthermore, the Company represents that neither the Company, its Subsidiaries, nor, to the Knowledge of the Company and its Subsidiaries, their respective Affiliates (including any of their respective officers, directors, Employees, contractors, agents or other Persons associated with or acting on their behalf), is or at any time since April 24, 2019 has been: (i) a Sanctioned Person; (ii) organized, located, or resident in a Sanctioned Territory; (iii) the government of, or any agency or instrumentality of the government of, a Sanctioned Territory; or (iv) owned or controlled by or otherwise acting on behalf of any of the foregoing. There are no pending or, to the Knowledge of the Company, threatened inquiries, investigations, enforcement Actions, voluntary disclosures or other claims against the Company or any of its Subsidiaries with respect to International Trade Laws, and there are no Actions, conditions or circumstances pertaining to export and related transactions by the Company or any of its Subsidiaries that could reasonably be expected to give rise to any future inquiries, investigations, enforcement Actions, voluntary disclosures or other claims under International Trade Laws. Section 3.22(a) of the Disclosure Schedule sets forth the true, complete and accurate export classifications applicable to the Company Products and technology. Neither the Company nor any of its Subsidiaries have provided, disclosed or granted access to any Technology, Source Code or technical data controlled under the EAR to any Foreign Person (as defined in 15 C.F.R. § 734.2) without the applicable license, license exception or other authorization required under International Trade Laws. Section 3.22(b) of the Disclosure Schedule identifies each Employee or contractor who is a Foreign Person.

Section 3.23 Interested Party Transactions. No officer, director or, to the Knowledge of the Company, any Securityholder (nor, to the Knowledge of the Company, any immediate family member of any of such Persons) (each, an “Interested Party”), is a party to any Contract to which the Company or any of its Subsidiaries is also a party, other than (A) Company Employee Plans, (B) offer letters, employment agreements, consulting agreements, or independent contractor agreements entered into in the ordinary course of business, (C) Invention Assignment Agreements, and (D) indemnification agreements with directors or officers, in each case, true, correct and complete copies of which have been made available to Parent. No Interested Party has or has had, directly or indirectly, (i) any interest in any entity which furnished or sold, or furnishes or sells, services, products or technology that the Company or any of its Subsidiaries furnishes or sells or (ii) any interest in any entity that purchases from or sells or furnishes to the Company or any of its Subsidiaries, any goods or services or (iii) any interest in, or is a party to, any Contract to which the Company or any of its Subsidiaries is a party. All Contracts and transactions between an Interested Party, on the one hand, and the Company or any of its Subsidiaries, on the other hand, are and have been on an arm’s-length basis on terms no less favorable in any material respect to the Company or any of its Subsidiaries than would be available from a non-Interested Party.

Section 3.24 Books and Records. The statutory books of the Company and its Subsidiaries have been made available and are complete and up-to-date and have been maintained in accordance with sound and prudent business practice and the Law in all material respects. The statutory books of the Company and its Subsidiaries contain true, correct and complete records of all actions taken, and summaries of all meetings held, by the Stockholders and the Board of Directors of the Company and its Subsidiaries (and any committees thereof) since the time of incorporation of the Company until the Agreement Date. The Company and its Subsidiaries have made and kept business records, financial books and records, personnel records, ledgers, sales accounting records, Tax records and related work papers (collectively, the “Books and Records”) that are true, correct and complete in all material respects and accurately and fairly reflect, in all material respects, the business activities of the Company and its Subsidiaries. The Company and its Subsidiaries have not engaged in any material transaction, maintained any bank account or used any corporate funds except as reflected in its normally maintained Books and Records. At the Closing, the statutory books and other Books and Records will be in the possession of the Company or one of its Subsidiaries. All returns, particulars, resolutions and other documents required to be delivered by the Company or one of its Subsidiaries in accordance with Law to relevant Governmental Entities have been duly delivered, and no fines or penalties are outstanding.

Section 3.25 Third Party Expenses. Except as set forth on Section 3.25 of the Disclosure Schedule, neither the Company nor any Subsidiary has incurred, nor will any of them incur or be responsible for, directly or indirectly, any Liability for brokerage or finders’ fees or agents’ commissions, fees related to financial advisory, investment banking or similar advisory services or any similar charges in connection with this Agreement or the Transactions, nor will the Parent, incur, directly or indirectly, any such Liability based on arrangements made by or on behalf of the Company or any of the Subsidiaries.

Section 3.26 Bank Accounts; Powers of Attorney. Section 3.26 of the Disclosure Schedule sets forth a true, correct and complete list, as of the Agreement Date, showing: (a) all banks in which the Company or any of its Subsidiaries maintains a bank account or safe deposit box, together with, as to each such bank account, the account number, the names of all signatories thereof and the authorized powers of each such signatory and, with respect to each such safe deposit box, the number thereof and the names of all Persons having access thereto; and (b) the names of all Persons holding powers of attorney from the Company or any of its Subsidiaries, true and correct copies of which have been made available to Parent.

Section 3.27 Accredited Investors. Each Securityholder receiving shares of Parent Common Stock, including shares of Parent Common Stock subject to time-based vesting (“Parent Restricted Stock”), pursuant to Section 1.5(a), (i) is, as of the date hereof, or will be as of the Closing Date, an “accredited investor” within the meaning of Regulation D, Rule 501(a) under the Securities Act and (ii) is acquiring the shares of Parent Common Stock, or Parent Restricted Stock, as applicable, pursuant to this Agreement for its own account for investment and not with a view to, or for sale or other disposition in connection with, any distribution of all or any part thereof, except in compliance with applicable federal and state securities laws, nor with any present intention of distributing or selling any of the Parent Common Stock.

Section 3.28 U.S. Security Clearances. Neither the Company nor any of its Subsidiaries holds, and has never held, a facility security clearance, and no facility security clearance or personnel security clearance is necessary to conduct the Company’s or its Subsidiaries’ respective businesses as presently conducted or required to perform any Active Government Contract or the reasonably anticipated terms of any Government Contract that would result from any Active Government Bid. Neither the Company nor any of its Subsidiaries possesses, and have not possessed, any Controlled Unclassified Information (“CUI”) or classified information, and has not been the subject of any suspension or debarment (or proposed suspension or debarment). All Government Contracts and Government Bids are in compliance in all material respects with their terms and with all applicable Laws, regulations and rules, including the FAR and DFARS, and neither the Company nor any of its Subsidiaries have received any written notice of any actual or threatened non-compliance with or breach of such terms, Laws, regulations or rules. To the Knowledge of the Company, there are no organizational conflicts of interest (within the meaning of FAR Subpart 9.5) with respect to any Active Government Contract.

Section 3.29 Sufficiency of Assets; Title to Assets. The assets, properties, rights and interests owned, leased, licensed or sublicensed by the Company and its Subsidiaries are sufficient to enable the Company and its Subsidiaries to operate and conduct its business, and constitute all of the assets, properties and rights employed in connection with the operation and conduct of such business as currently conducted by the Company. The Company and its Subsidiaries have good and marketable title to all of the tangible and intangible personal property and assets of the Company and its Subsidiaries free and clear of all Liens.

Section 3.30 No Other Representations or Warranties.

(a) Except for the representations and warranties made by the Company or any of its Subsidiaries in Article III (as qualified by the Disclosure Schedule) or in the certificate delivered pursuant to Section 6.1(b)(vi)(B), neither the Company, its Subsidiaries nor any other Person makes any other express or implied representation or warranty with respect to the Company, its Subsidiaries or their respective businesses, operations, properties, assets, Liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding the Company or its Subsidiaries, notwithstanding the delivery or disclosure to Parent or Merger Sub or any of their Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties made by the Company in Article III (as qualified by the Disclosure Schedule) or in the certificate delivered pursuant to Section 6.1(b)(vi)(B), neither the Company, its Subsidiaries nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company, its Subsidiaries or their respective businesses or (b) any oral, written, video, electronic or other information presented to Parent, Merger Sub or their Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transactions.

(b) In making its decision to enter into this Agreement and to consummate the Transactions, neither Parent nor Merger Sub has relied on, and each of them hereby disclaims, any representation or warranty, whether express or implied, made by any Person, other than the representations and warranties expressly made by the Company in Article III (as qualified by the Disclosure Schedule) or in the certificate delivered pursuant to Section 6.1(b)(vi)(B).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in any of the Parent SEC Documents, each of Parent and Merger Sub hereby represents and warrants, jointly and severally, to the Company as follows:

Section 4.1 Organization and Standing. Each of Parent and Merger Sub is a corporation duly organized and validly existing under the Laws of the State of Delaware.

Section 4.2 Authority and Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and any Related Agreements to which it is a party and to consummate the Transactions. The execution and delivery of this Agreement and any Related Agreements to which Parent or Merger Sub is a party and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, as applicable, and no further corporate or other action is required on the part of Parent or Merger Sub to authorize this Agreement and any Related Agreements to which Parent or Merger Sub is a party or to consummate the Transactions. This Agreement and any Related Agreements to which Parent or Merger Sub is a party have been duly executed and delivered by Parent and Merger Sub and constitute the valid and binding obligations of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with their terms, subject to the Enforceability Limitations.

Section 4.3 Governmental Approvals and Consents. No consent, waiver, approval, Order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement and any Related Agreements to which Parent or Merger Sub is a party or the consummation of the Transactions, except for (a) such consents, waivers, approvals, Orders, authorizations, registrations, declarations and filings, which, if not obtained or made, would not impair Parent’s or Merger Sub’s ability to consummate the Merger and perform their respective obligations hereunder and (b) in connection with or in compliance with the Regulatory Approvals.

Section 4.4 Valid Issuance. The Parent Common Stock, when newly issued and delivered to the Securityholders in accordance with this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and free of restrictions on transfer other than restrictions on transfer under (a) this Agreement and the Related Agreements, Parent’s organizational documents as may be amended, or amended and restated, from time to time, and any other Contract entered into by the party to whom such Parent Common Stock were issued, as applicable, and (b) applicable securities Laws. No vote of the holders of any class or series of Parent Capital Stock is necessary to approve the issuance and delivery of Parent Common Stock to the Securityholders in accordance with this Agreement.

Section 4.5 Litigation. Except as would not have a Parent Material Adverse Effect, as of the date hereof there is no Action of any nature pending or, to Parent’s Knowledge, threatened against Parent or any of its Subsidiaries.

Section 4.6 Capitalization of Parent and Merger Sub. The authorized capital stock of Parent consists of 1,000,000,000 shares of Parent Common Stock and 20,000,000 shares of preferred stock, par value $0.0001 per share (“Parent Preferred Stock”). The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. The Merger Sub has not conducted any business prior to the date of this Agreement and have, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to their formation and pursuant to this Agreement, the Merger and the other Transactions.

Section 4.7 SEC Reports and Financial Statements.

(a) A true and correct copy of each registration statement, report, schedule, form and all other documents filed by Parent with the SEC (the “Parent SEC Documents”) since March 31, 2022 is available on the website maintained by the SEC at http://www.sec.gov, other than portions in respect of which confidential treatment was granted by the SEC. As of their respective filing dates, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents, and did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) The financial statements of Parent included in the Parent SEC Documents complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto, except in the case of pro forma statements, or, in the case of unaudited financial statements, except as permitted under the rules and regulations of the SEC) and fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of Parent’s operations and cash flows for the periods indicated (subject to, in the case of unaudited statements, normal and recurring year-end audit adjustments, and any other adjustments described therein permitted by the rules and regulations of the SEC).

Section 4.8 No Conflict. The execution and delivery by Parent of this Agreement and any Related Agreements to which Parent is a party, and the consummation of the Merger or any other Transactions contemplated hereby and thereby, will not conflict with or result in any Conflict under (a) any provision of the organizational documents of Parent, (b) any material Contract to which Parent is a party or by which any of its properties or assets may be bound or (c) provided that the Regulatory Approvals have been obtained, any Law or Order applicable to Parent or any of its properties or assets (whether tangible or intangible), except, in the case of clauses (b) and (c), as would not have a Parent Material Adverse Effect.

Section 4.9 Compliance with Laws. Parent and its Subsidiaries are and have been in material compliance with, and have not violated, any applicable Law, other than as would not be a Parent Material Adverse Effect. Parent and its Subsidiaries have not received any notices of suspected, potential or actual violation with respect to, any applicable Law, other than as would not be a Parent Material Adverse Effect.

Section 4.10 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Parent and Merger Sub in Article IV or in the certificate delivered pursuant to Section 6.1(c)(iv)(B), none of Parent and Merger Sub, any of their Subsidiaries or any other Person makes any other express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Subsidiaries or their respective businesses, operations, properties, assets, Liabilities, condition (financial or otherwise) or prospects, or any estimates, projections, forecasts and other forward-looking information or business and strategic plan information regarding Parent, Merger Sub and their Subsidiaries, notwithstanding the delivery or disclosure to the Company or any of its Representatives of any documentation, forecasts or other information (in any form or through any medium) with respect to any one or more of the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties made by Parent and Merger Sub in Article IV or in the certificate delivered pursuant to Section 6.1(c)(iv)(B), none of Parent and Merger Sub, any of their Subsidiaries or any other Person makes or has made any express or implied representation or warranty to the Company or any of its Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Parent, Merger Sub, any of their Subsidiaries or their respective businesses or (b) any oral, written, video, electronic or other information presented to the Company or any of its Representatives in the course of their due diligence investigation of Parent and Merger Sub, the negotiation of this Agreement or the course of the Transactions.

(b) In making its decision to enter into this Agreement and to consummate the Transactions, the Company has not relied on, and it hereby disclaims, any representation or warranty, whether express or implied, made by any Person, other than the representations and warranties expressly made by Parent and Merger Sub in Article IV or in the certificate delivered pursuant to Section 6.1(c)(iv)(B).

ARTICLE V

CERTAIN AGREEMENTS OF THE PARTIES

Section 5.1 Conduct of Company Business.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement or the Closing (the “Pre-Closing Period”), except to the extent that Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), as expressly contemplated by this Agreement or as provided on Section 5.1 of the Disclosure Schedule, or as required by applicable Law, the Company and its Subsidiaries shall (i) conduct their respective businesses in the ordinary course in substantially the same manner as heretofore conducted, (ii) preserve intact the present business organizations of the Company,

(iii) keep available the services of the present Employees and (iv) preserve (x) the material assets (including intangible assets) and properties of the Company and (y) the ongoing relationships of the Company with customers, suppliers, distributors, licensors and licensees.

(b) During the Pre-Closing Period, except to the extent that Parent shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), as expressly contemplated by this Agreement, as provided on Section 5.1 of the Disclosure Schedule or as required by applicable Law, the Company and its Subsidiaries shall not:

(i) cause or permit any modifications, amendments or changes to the Governing Documents;

(ii) merge or consolidate with any other Person or propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

(iii) declare, set aside or pay any dividends on or make any other distributions (whether in cash, shares or property) in respect of any Company Capital Stock or other capital shares of the Company, or split, combine or reclassify any Company Capital Stock or other capital shares of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for Company Capital Stock, or directly or indirectly repurchase, redeem or otherwise acquire any Company Capital Stock (or options, warrants or other rights convertible into, exercisable or exchangeable for Company Capital Stock or other equity interest of the Company);

(iv) issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any Company Capital Stock or other equity interests of the Company or equity-based awards (whether payable in cash, Company Securities or otherwise) or any securities convertible into, exercisable or exchangeable for, or subscriptions, rights, warrants or options to acquire, or other Contracts or commitments of any character obligating any of them to issue or purchase any such shares or other convertible securities, or amend, accelerate the vesting of, adjust or modify any Company Securities (other than issuances of Company Capital Stock in connection with the exercise of Company Options in the ordinary course of business);

(v) form, or enter into any commitment to form, a Subsidiary, or acquire, or enter into any commitment to acquire, an interest in any corporation, association, joint venture, partnership or other business entity or division thereof or any portion of the assets of the foregoing;

(vi) make or agree to make any capital expenditure, or commitment therefor, exceeding $100,000 individually or $250,000 in the aggregate (over a twelve (12)-month period);

(vii) acquire or agree to acquire or dispose or agree to dispose of any assets of any Person (including the Company and its Subsidiaries), other than (A) acquisitions of raw materials, equipment, supplies or similar assets in the ordinary course of business consistent with past practice, (B) the disposal of non-material assets of the Company in the ordinary course of business consistent with past practice and (C) the sale of Company Products in the ordinary course of business;

(viii) (A) sell, divest, license, assign, encumber or grant any other right to any Person or otherwise dispose of, or enter into any Contract to sell, divest, license, assign, encumber or grant any other right to any Person or otherwise dispose of, any rights to any Company IP or Company Technology (other than non-exclusive licenses entered into in the ordinary course of business consistent with past practice); (B) buy or license any Technology or Intellectual Property Rights of any third party for a cost in excess of $100,000 on an annual basis; or (C) disclose any proprietary Source Code of the Company or any of its Subsidiaries or any material trade secret to, or deposit in escrow any such Source Code with, any third party other than Persons bound by written confidentiality obligations to the Company or its applicable Subsidiary and to whom such disclosure is made in the ordinary course of business consistent with past practice (it being understood that nothing in this clause (viii) shall restrict the sale or licensing of Company Products in the ordinary course of business consistent with past practice);

(ix) abandon, allow any Registered Company IP to lapse or expire, or fail to renew or make any filing or payment or otherwise take any action necessary in connection with the prosecution or maintenance of any Registered Company IP, other than as a result of the expiration of the applicable statutory protection period or in the reasonable business judgment of the Company, consistent with past practice, with respect to Registered Company IP that is not material to the business of the Company;

(x) enter any confidential information or trade secrets of the Company or any of its Subsidiaries as AI Inputs into any third-party AI Technology, other than pursuant to written Contracts that impose confidentiality restrictions on the applicable vendor and prohibit such vendor from training or improving any AI Technology or other product or service for the benefit of any other Person;

(xi) (A) incur any Indebtedness, including by the issuance or sale of any debt securities, (B) create or permit any Lien over any intangible or material asset (including any Company IP) of the Company or any of its Subsidiaries or (C) amend the terms of any outstanding loan agreement or other Contract evidencing Indebtedness;

(xii) make any loan to any Person (except for advances to Employees for reasonable business travel and expenses in the ordinary course of business consistent with past practice), purchase debt securities of any Person or guarantee any Indebtedness of any Person;

(xiii) commence or settle any Action or threat of any Action by or against the Company or relating to any of its business, properties or assets (whether tangible or intangible) other than in connection with the enforcement of the rights of the Company under this Agreement;

(xiv) pay, discharge, release, waive or satisfy any claims, rights or Liabilities, other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of Liabilities reflected on the Current Balance Sheet or incurred in the ordinary course of business consistent with past practice after the Balance Sheet Date;

(xv) adopt or change accounting methods or practices (including any change in depreciation or amortization policies or rates or any change to practices that would impact the methodology for recognizing revenue) other than as required by GAAP;

(xvi) make, change or revoke any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, private letter ruling or Contract in respect of Taxes, waive any right to a Tax refund or credit, settle any claim or assessment in respect of a material amount of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, make or request any Tax ruling, enter into any Tax sharing or similar Contract (excluding for clarity, any customary provisions of Contracts entered into in the ordinary course of business that are not primarily related to Taxes), fail to pay any Tax when due (taking into account any applicable extensions), or incur any material amount of Tax in a transaction outside the ordinary course of business;

(xvii) (A) adopt, modify, amend, suspend or terminate any Company Employee Plan, including any indemnification Contract or any Collective Bargaining Agreement, (B) amend the terms of any outstanding Company Options or Company Restricted Stock, (C) take any action to accelerate the vesting or payment of any Company Options or Company Restricted Stock or (D) grant or forgive any loans to any Employee;

(xviii) (A) increase the salary, wage rate, employment status, title, contractual benefit or other compensation (whether payable in cash, Company Securities or other property) payable or to become payable by the Company to any Employee, (B) make any offer to, hire or engage any Person for service or employment or engagement, promote, demote, terminate (other than for cause) or otherwise modify the terms and conditions of the service or employment or engagement of any Employee, or cause any Employee or independent contractor to resign from the Company, (C) accelerate or take any other action to secure the funding, vesting or payment of any compensation or benefits due to any Employee or (D) waive any right in favor of the Company in relation to, or connected with, the employment or engagement of any Employee;

(xix) make any declaration, payment, commitment or obligation of any kind for the payment (whether in cash, Company Securities or otherwise) of any severance payment or other change in control payment, termination payment, bonus, incentive, special remuneration or other additional salary or compensation or benefits (whether contractual, non-contractual or otherwise) to any Employee, except for any payments made pursuant to written agreements existing on the Agreement Date and disclosed in Section 5.1(b)(xix) of the Disclosure Schedule;

(xx) (A) send any communications (including electronic communications) to Employees regarding any terms of employment with or service to Parent or any of its Affiliates (including the Company after the Closing), other than communications that are consistent with employment arrangements that have been provided to Employees by the Company in accordance with this Agreement or (B) make any other communications to Employees that are inconsistent with this Agreement or the Transactions;

(xxi) affirmatively take any action to cancel, amend (other than in connection with the addition of customers, distributors, resellers, licensees, suppliers or vendors to such Insurance Policies from time to time in the ordinary course of business consistent with past practices) or fail to renew (on commercially reasonable terms) any Insurance Policy; provided that if substantially similar terms are not available, the Company may obtain replacement coverage that provides substantially equivalent protection of the Company;

(xxii) (A) terminate, amend, extend, waive, violate or modify any Material Contract or Active Government Contract or (B) enter into any Contract which would have constituted a Material Contract or Active Government Contract had such Contract been entered into prior to the Agreement Date; provided that, notwithstanding the foregoing, the Company may, in the ordinary course of business consistent with past practices, renew or extend any customer Contract (other than an Active Government Contract) on terms substantially similar to the terms of such Contract in effect as of the Agreement Date;

(xxiii) enter into any new line of business or change the Company’s material operating policies in any material respect;

(xxiv) (A) enter into any Contract to purchase or sell any interest in real property, grant any security interest in any real property or (B) enter into any lease, sublease, license or other occupancy Contract with respect to any real property;

(xxv) permit any Leakage (other than Permitted Leakage);

(xxvi) enter into, amend, extend or renew any Contract with any Key Employee, Securityholder, Interested Party or Affiliate of the Company or any of the foregoing Persons, other than Permitted Leakage;

(xxvii) cancel or amend, modify or supplement any Insurance Policy;

(xxviii) make any change in its practices or procedures with respect to the payment of accounts payable or the collection of accounts receivable, or otherwise change in any material respect its management of working capital; or

(xxix) take, commit or agree in writing or otherwise to take or make, (A) any of the actions described in clauses (i) through (xxviii) of this Section 5.1(b) or (B) any other action or omission that would (x) prevent the Company from performing, or cause the Company not to perform, its covenants or agreements hereunder or (y) cause or result in the Company knowingly or willfully breaching or otherwise causing to be untrue or incorrect any of its representations and warranties contained herein.

For the avoidance of doubt, if a breach of Section 5.1(b)(xxv) occurs, the Company shall be deemed to have cured such breach for purposes of Section 7.1(d) if the Leakage is reimbursed to the Company (or relevant Subsidiary) in full, with no further obligations of the Company or any Subsidiary in respect of such Leakage amount or event related to the Leakage.

Section 5.2 Notice to the Stockholders. As soon as practicable (and in any event no later than ten Business Days) following the Agreement Date, the Company shall deliver notice to all holders of shares of Company Common Stock pursuant to and in accordance with the applicable provisions of the DGCL and the Governing Documents, which notice shall include (i) a copy of the notice required pursuant to applicable provisions of the DGCL informing such holder that appraisal rights are available with respect to his, her or its shares of Company Capital Stock pursuant to applicable provisions of the DGCL, (ii) the Company Board Recommendation, (iii) an information statement regarding the Company, Parent, the terms of this Agreement, the Related Agreements and the Transactions and (iv) such other information as is required under applicable Law (the “Information Statement”). The Information Statement shall not contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading. The Company shall give Parent and its counsel a reasonable opportunity to review and comment on the Information Statement prior to any dissemination thereof to the Securityholders, and shall consider in good faith any comments on each such document or response that are reasonably proposed by Parent.

Section 5.3 Non-Solicitation.

(a) The Company shall, and shall cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated any such existing negotiations and discussions with third parties (other than Parent and its Representatives) regarding (i) any acquisition, sale or transfer of all or any material portion of the business, properties, assets or technologies of the Company or any of its Subsidiaries, or any amount of Company Securities or any equity interests of any Subsidiary, whether or not outstanding (in each case, other than in connection with the exercise of Company Securities outstanding as of the Agreement Date), in any case whether by merger, consolidation, amalgamation, purchase of assets or stock, tender or exchange offer, license or any other similar or dissimilar transfer (other than the sale of Company Products in the ordinary course of business consistent with past practice or the licensing of Intellectual Property Rights in connection therewith), (ii) any joint venture or other strategic investment in or involving the Company or any of its Subsidiaries (other than an ongoing commercial or strategic relationship in the ordinary course of business consistent with past practice), including any new debt, equity or other financing or investment or recapitalization of the Company or any of its Subsidiaries, or (iii) any similar transaction that is not in the ordinary course of business (each of the transactions described in the preceding clauses (i), (ii) and (iii), an “Alternative Transaction”).

(b) During the Pre-Closing Period, the Company shall not, and shall cause its Affiliates and its and their Representatives not to, directly or indirectly: (i) solicit, initiate, seek, encourage, promote or support any inquiry, proposal or offer from, furnish any information regarding the Company or any of its Subsidiaries to or participate in any discussions or negotiations with any third party regarding, or in a manner intended or reasonably likely to facilitate, any Alternative Transaction; (ii) disclose any information to any Person concerning the business, properties, assets or technologies of the Company or any of its Subsidiaries or afford to any Person access to its or their properties, assets, technologies, books or records in connection with an Alternative Transaction; (iii) assist or cooperate with any Person to make any inquiry, offer, proposal or indication of interest regarding any Alternative Transaction; or (iv) enter into any Contract with any Person providing for an Alternative Transaction.

(c) If the Company or any of its Affiliates or Representatives receives, prior to the Closing or the termination of this Agreement in accordance with Section 7.1, any inquiry, offer, proposal or indication of interest regarding a potential Alternative Transaction, or any request for disclosure of information or access of the type referenced in Section 5.3(b)(ii), the Company or such Affiliate or Representative shall promptly (and in any event within 24 hours) notify Parent thereof, which notice shall include the identity of the party making any such inquiry, offer, proposal, indication of interest or request, and the specific terms of such inquiry, offer, proposal, indication or request, as the case may be (including a copy of any written material and electronic communications received from such third party), and such other information related thereto as Parent may reasonably request.

(d) It is understood that any action or omission in contravention of the covenants and agreements in this Section 5.3 concerning the Company or any of its Representatives, or the intent thereof, shall be deemed to be a breach of this Agreement by the Company.

Section 5.4 Securityholder Matters.

(a) Exchange Documents. The Company shall reasonably cooperate with Parent in connection with efforts to get all Securityholders receiving any portion of the Closing Consideration, as applicable, to deliver the Exchange Documents.

(b) Investor Questionnaire. Following the execution and delivery of this Agreement, the Company shall circulate to each Stockholder and deliver to Parent a duly executed Investor Questionnaire from each Stockholder expected to receive any portion of the Closing Consideration pursuant to Section 1.5(a) or Earnout Amount pursuant to the Earnout Exhibit.

Section 5.5 Access to Information. During the Pre-Closing Period, the Company shall afford Parent and its Representatives reasonable access, during normal business hours and upon reasonable request, to (i) all of the assets, properties, Books and Records and Contracts of the Company and its Subsidiaries, (ii) all other information concerning the businesses, assets, properties and personnel of the Company and its Subsidiaries as Parent may reasonably request and (iii) Employees of the Company and its Subsidiaries; provided, that such access does not unreasonably interfere with the Company’s or any of its Subsidiaries’ operations; provided, further, that nothing herein shall require the Company or any of its Subsidiaries to provide access to, or to disclose any information to, Parent or any of its Representatives if such access or disclosure, in the good faith reasonable belief of the Company, on advice of outside counsel, (x) would waive any legal privilege or similar protection or (y) would be in violation of applicable Law (provided, that the Company shall use reasonable efforts to provide such access and to implement such procedures as are necessary to permit such access and information sharing in a manner consistent with applicable Law and/or which does not result in the loss of the applicable legal privilege or similar protection). During the Pre-Closing Period, upon reasonable request by

Parent, the Company shall use reasonable best efforts to facilitate meetings with customers or suppliers of the Company or any of its Subsidiaries and in coordination with the Company; provided, that the Company may require that a Representative of the Company or any of its Subsidiaries be present during any such meetings.

Section 5.6 Employee Matters.

(a) Offer Documents. During the Pre-Closing Period, the Company shall use its commercially reasonable efforts to provide Parent with reasonable access to each of the current Employees, and Parent shall be permitted, in its sole discretion, to deliver Offer Documents to any such current Employee. The Company shall use its commercially reasonable efforts to assist Parent to secure executed Offer Documents from each current Employee to whom Parent or any of its Affiliates delivers Offer Documents. Notwithstanding anything herein to the contrary, but subject to the terms of any applicable Contract to which any Employee is party, neither Parent nor any of its Affiliates (including, after the Closing, the Company) shall be obligated to cause the continuation of any employment relationship with any Employee.

(b) Continuing Employee Compensation. During the period commencing on the Closing Date and ending on the date which is twelve (12) months from the Closing Date (or if earlier, the date of the Continuing Employee’s termination of employment with Parent or any of its Subsidiaries), Parent shall, or shall cause a Subsidiary of Parent to, provide each Continuing Employee with: (i) base salary or hourly wages which are no less than the base salary or hourly wages provided by the Company to such Continuing Employee immediately prior to the Closing; (ii) target bonus opportunities (excluding equity-based compensation), if any, which are no less than the target bonus opportunities (excluding equity-based compensation) provided by the Company immediately prior to the Closing; (iii) retirement and welfare benefits (excluding equity-based compensation, retention, change-in-control compensation and any one-time bonuses or incentives, severance, deferred compensation, retiree health and welfare benefits and defined benefit pension benefits) that are substantially comparable in the aggregate to those provided by the Company immediately prior to the Closing; and (iv) cash severance benefits (excluding any equity or equity-based severance) that are no less favorable than the practice, plan or policy in effect for such Continuing Employee immediately prior to the Closing.

(c) Continuing Employee Group Health Plan Benefits. Parent shall use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Closing occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) to the extent that it would not result in a duplication of benefits and to the extent that such service was recognized under a similar Company Employee Plan, give each Continuing Employee service credit for such Continuing Employee’s employment with the Company for purposes of vesting, benefit accrual and eligibility to participate (but not for benefit accrual purposes under any defined benefit pension plan or retirement eligibility) under each applicable Parent benefit plan, as if such service had been performed with Parent.

(d) No Employment Commitment or Plan Amendments. No provision of this Agreement is intended, or shall be interpreted, to provide or create any third-party beneficiary rights or any other rights of any kind or nature whatsoever in any shareholder, Employee or any other Person, including any rights of employment or engagement for any specified period and/or any Employee or other benefits, in favor of any Person, other than the parties hereto and their respective successors and permitted assigns, and all provisions hereof will be personal solely among the parties to this Agreement.

(e) Termination of Employee Plans. Effective as of no later than the day immediately preceding the Closing Date, the Company shall terminate any and all Company Employee Plans (or the Company’s participation therein) intended to qualify as a defined contribution plan under Code Section 401(k) (each, a “401(k) Plan”), unless Parent provides written notice to the Company that such 401(k) Plans shall not be terminated. Unless Parent provides such written notice to the Company, no later than five Business Days prior to the Closing Date, the Company shall provide Parent with evidence that such 401(k) Plan(s) have been terminated (effective as of the day immediately preceding the Closing Date) pursuant to resolutions of the Board of Directors of the Company or the applicable ERISA Affiliate, as the case may be. The form and substance of such resolutions shall be subject to reasonable prior review and comment of Parent with any such comments timely made by Parent to be taken into account in good faith by the Company. The Company also shall take such other actions in furtherance of terminating each such 401(k) Plan as Parent may reasonably require. To the extent that all the Company 401(k) Plans are terminated in accordance with this paragraph, Parent shall designate a tax-qualified defined contribution retirement plan with a cash or deferred arrangement that is sponsored by Parent or one of its Subsidiaries (the “Parent 401(k) Plan”) that will cover eligible Continuing Employees effective as soon as administratively practicable following the Closing Date, and Parent shall use commercially reasonable efforts to cause the Parent 401(k) Plan to accept a “direct rollover” of the account balance (including the in-kind rollover of promissory notes evidencing all outstanding loans that are not in default) of each Continuing Employee who participated in any terminated Company 401(k) Plan as of the date such plan is terminated and who elects such direct rollover in accordance with the terms of such 401(k) Plan and the Code.

(f) Retention Pool. Parent will establish a retention pool for Continuing Employees consisting of Parent RSUs, the number of which will be determined by dividing $100,000,000 by the Parent Stock Price (the “Retention Pool”). The Retention Pool is in addition to and outside the total transaction value, and any Parent RSUs issued from the Retention Pool will be granted following the Closing and will vest 25% on the first anniversary of the Closing Date and the remainder in equal quarterly installments over the following three years. The Parent RSUs issued pursuant to this Section 5.6(f) shall not constitute shares of Parent Common Stock issued as Closing Consideration. Parent shall consult with the Company in good faith regarding the allocation of the Retention Pool among the Continuing Employees prior to the Closing.

Section 5.7 280G Stockholder Approval. No later than three (3) Business Days prior to the Closing, to the extent any payments and/or benefits that may separately or in the aggregate constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and comment by Parent with any such comments timely made by Parent to be taken into account in good faith by the Company), the Company shall use reasonable best efforts to obtain and deliver to Parent a parachute payment waiver, in a form approved by Parent (the “Parachute Payment Waiver”), executed by each “disqualified individual” (within the meaning of Section 280G of the Code). Parent acknowledges that this Section 5.7 shall not be construed to require the Company to compel any Person to waive any existing legally binding rights under any Contract or agreement that such Person has with the Company and in no event shall the Company be deemed in breach of this Section 5.7 if, despite the Company’s reasonable best efforts to obtain a waiver from each such Person, any such Person refuses to waive any such rights. Promptly following the delivery of the Parachute Payment Waivers to Parent (but in no event less than one Business Day prior to the Closing), the Company shall submit to the Stockholders for approval, by Stockholders collectively holding at least the voting power as is required by the terms of Section 280G(b)(5)(B) of the Code, the Section 280G Payments, and prior to the Closing, the Company shall deliver to Parent notification and documentation (and which documentation shall be subject to Parent’s advance review and comments, with any such comments timely made by Parent to be taken into account in good faith by the Company) that (i) a vote of the holders of Company Capital Stock was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite approval was obtained with respect to any payments and/or benefits that were subject to the vote (the “280G Stockholder Approval”) or (ii) that the 280G Stockholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the Parachute Payment Waivers that were executed by the affected individuals prior to the solicitation of the vote of the holders of Company Capital Stock pursuant to this Section 5.7. The parties acknowledge that this Section 5.7 shall not apply to any Contract, arrangement or plan entered into by and between Parent or any of its Affiliates (as of the date hereof) and an Employee of the Company after the date hereof (collectively, “Parent Arrangements”), unless such Parent Arrangements have been disclosed to the Company at least seven (7) Business Days prior to the Closing. To the extent any Parent Arrangement is not disclosed to the Company at least seven (7) Business Days prior to the Closing, compliance with this Section 5.7 shall be determined as if such Parent Arrangement had not been entered into.

Section 5.8 Third Party Contracts. During the Pre-Closing Period, Parent and the Company shall cooperate with each other and use reasonable best efforts to send all notices to and obtain all consents, waivers and approvals of any third party to any Contract set forth in Section 5.8 of the Disclosure Schedule. Such notices, consents, waivers and approvals shall be in form and substance reasonably acceptable to Parent. Neither Parent nor the Company shall be obligated to make any payment or commercial concession to any third party, or incur any Liability, as a condition to (or in connection with) effecting such consent.

Section 5.9 Spreadsheet.

(a) At least five Business Days prior to the Closing Date the Company shall deliver to Parent a spreadsheet (a “Spreadsheet”) setting forth the following information, in a form reasonably acceptable to Parent, prepared in accordance with the Certificate of Incorporation, this Agreement and all applicable Company Securities, and accompanied by documentation in support of all calculations and information set forth therein, including:

(i) the calculation of the Closing Consideration in accordance with Section 2.1, including the Leakage Share Amount and all Leakage;

(ii) with respect to each Securityholder: (A) the name, tax identification number, address and email address of such Securityholder; (B) whether such Securityholder is a current or former Employee of the Company; (C) the number, class and series of shares of Company Capital Stock held by such Securityholder and the respective certificate numbers; (D) the date of acquisition of such shares; (E) the amount of any Taxes to be withheld in accordance with Section 2.4 from the consideration that such holder is entitled to receive pursuant to Section 1.5; (F) the number of shares and class or series of Company Capital Stock subject to the Company Options or Company Restricted Stock held by such Persons and the exercise price per share in effect as of the Closing Date for each Company Option (if applicable); (G) the Pro Rata Portion of such Securityholder; (H) the number of shares of Parent Common Stock to be issued to such Securityholder in accordance with Section 1.5(a) after deduction of the amounts referred to in clause (E) (on a certificate-by-certificate basis and in the aggregate), if any; and (I) the percentage of the Earnout Amount that each such Securityholder is entitled to receive;

(iii) with respect to a Spreadsheet delivered in connection with the Closing Date, wire or other payment instructions for all other cash amounts to be paid by Parent in accordance with this Agreement, including any Third Party Expenses that Parent is to pay, or cause to be paid, following the Closing on the Company’s behalf; and

(iv) any other information reasonably requested by Parent in connection with the Transactions, including for the purposes of making the payments or issuing the shares of Parent Common Stock contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement or any investigation or examination conducted, or any knowledge possessed or acquired, by or on behalf of Parent or any of its Affiliates or its or their Representatives, or any disclosure made by or on behalf of the Company, (i) it is expressly acknowledged and agreed that Parent and its respective Affiliates and all Representatives of the foregoing shall be entitled to rely on the Spreadsheet without any obligation to investigate or verify the accuracy or correctness thereof, and to make payments in accordance therewith and (ii) in no event shall Parent or any of its respective Affiliates or any Representative of the foregoing have any Liability to any Person for any alleged inaccuracy or miscalculations in, or otherwise relating to, the preparation of the Spreadsheet and the allocation set forth therein, or payments made by any Person (including Parent, the Company, and their respective Affiliates or Representatives, including any applicable exchange agent or paying agent) in accordance with the Spreadsheet. No later than ten Business Days following the date on which the Earnout Amount is determined pursuant to the terms of Section 2.3 and the Earnout Exhibit, the Holder Representative shall deliver to Parent an updated Spreadsheet setting forth the allocation of the Earnout Amount among the Securityholders based on each Securityholder’s percentage allocation set forth in clause (I) of Section 5.9(a)(ii) above.

Section 5.10 Payoff Letters; Invoices.

(a) At least three Business Days prior to the Closing Date, the Company shall deliver to Parent, from each holder of the Indebtedness, customary payoff letters, together with all documentation relating to the release of all Liens with respect to the Indebtedness, in each case, in form and substance reasonably satisfactory to Parent, which such payoff letters will (i) set forth the amounts required to pay off in full all such Indebtedness owed to such holder (the “Payoff Amount”) and wire transfer information for such payment and (ii) state that all Liens securing Indebtedness have been terminated and released or that they will be so terminated and released upon receipt of the Payoff Amount on the Closing Date by the holders of such Indebtedness (or the agents or trustees authorized to act on their behalf) (each, a “Payoff Letter”). At the Closing, Parent shall pay, or cause to be paid, the applicable Payoff Amounts to such holders as set forth in the applicable Payoff Letters.

(b) At least three Business Days prior to the Closing Date, the Company shall use reasonable best efforts to deliver to Parent from each advisor, counsel, accountant or other professional service provider owed Third Party Expenses, a final invoice or other final statement indicating that such amounts reflected thereon are all amounts owed to such Person in respect of Third Party Expenses, setting forth the amounts required to pay off in full the Third Party Expenses owing to such Person and wire transfer information for such payment, and attaching duly completed and executed copies of any necessary Tax forms, including United States IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable.

Section 5.11 Third Party Expenses. Except as expressly provided in this Agreement, each party shall be responsible for its own expenses and costs that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement and the Related Agreements to which such party is a party; provided, however, that all Third Party Expenses that are incurred by the Company prior to or as of the Closing and that are not satisfied in full prior to the Closing shall be included as Leakage and deducted from the consideration payable hereunder pursuant to the adjustments contemplated by the definition of Closing Consideration. The Company shall use all available cash to pay down Third Party Expenses prior to the Closing (to the extent invoices therefor have been received prior to the Closing).

Section 5.12 No Leakage. Each of the Securityholders (other than holders of Company Options solely in such capacity) (and the term “Securityholder” shall be read as such for the purposes of this Section 5.12) covenants severally (but not jointly) and undertakes to Parent that, if there has been any Leakage from (but excluding) the Balance Sheet Date to the Agreement Date, or if there is any Leakage from (and including) the Agreement Date to the Closing, in each case that is not taken into account in the calculation of the Closing Consideration (such that it reduces the Closing Consideration to that extent) and that has enriched such Securityholder, such Securityholder shall severally (but not jointly) pay or procure payment in cash or, at Parent’s election, in shares of Parent Common Stock (with such shares valued at the Parent Stock Price) to Parent for the full amount of such Leakage on the terms set out in this Section 5.12, provided, for the avoidance of doubt, that no Securityholder shall have any liability to Parent under this Section 5.12 if Closing does not occur. Notwithstanding the foregoing, where Leakage is paid to, or for the benefit of, more than one Securityholder (a “Liable Leakage Securityholder” and such Leakage, “Indirect Leakage”), and the amount of Leakage received by the Liable Leakage Securityholders is not calculable on a Securityholder-by-Securityholder basis, then each Liable Leakage Securityholder shall be deemed to be liable for such Indirect Leakage pro rata to the proportions of the gross amount of the Closing Consideration due to such Liable Leakage Securityholders under this Agreement. The claim and notice procedures outlined in Section 8.4(a) through Section 8.4(e) shall apply to any claim by Parent pursuant to this Section 5.12. Notwithstanding the foregoing, it is understood that if there is Leakage that has not enriched any

Securityholder, but has nevertheless not been taken into account in the calculation of the Closing Consideration (such that it reduces the Closing Consideration to that extent), then Parent shall seek recovery under Section 8.2(a)(vii), and this Section 5.12 does not limit Parent’s rights thereunder. In no case shall the Liability of any Liable Leakage Securityholder under this Section 5.12 be greater than his, her or its proportional amount of the Indirect Leakage.

Section 5.13 Public Disclosure. The initial announcement with respect to the Transactions, if any, shall be made by Parent and consented to by the Company (such consent not to be unreasonably withheld, conditioned or delayed). Other than such initial announcement, no party nor any Affiliate or Representative of any of them shall issue or cause the publication of any press release or public announcement in respect of this Agreement or the Transactions without the prior written consent of each of the Company and Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law or stock exchange rules, in which case the party required to publish such press release or public announcement shall use reasonable efforts to provide the other parties a reasonable opportunity to comment on such press release or public announcement in advance of such publication and shall consider such comments in good faith; provided, that (x) the foregoing shall not apply to any press release or public announcement so long as any statements contained therein concerning the Transactions are consistent with previous releases or announcements made in compliance with the provisions of this Section 5.13 and (y) notwithstanding the foregoing provisions of this Section 5.13, Parent shall be entitled, without the written consent of the Company, to discuss the Agreement and the Transactions on earnings or similar investor calls and answer questions from analysts and investors of Parent related to the Transactions. Parent and the Company shall consult with each other concerning the means by which the Employees, customers, suppliers and partners of the Company and other Persons having dealings with the Company will be informed of the Transactions.

Section 5.14 Stock Exchange Listing. Parent shall, as promptly as reasonably practicable (a) following the Agreement Date with respect to the shares of Parent Common Stock to be issued as Merger Consideration, (b) following the final determination of the Closing Consideration and (c) following the final determination of any Earnout Amount, prepare and submit to The New York Stock Exchange a listing application covering such shares of Parent Common Stock, and shall use its reasonable best efforts to obtain, prior to the Closing in the case of shares of Parent Common Stock referred to in clause (a) of this sentence, and as promptly as practicable following the final determination of the Closing Consideration in the case of shares of Parent Common Stock referred to in clause (b) of this sentence, approval for the listing of such shares of Parent Common Stock on The New York Stock Exchange, subject to official notice of issuance to The New York Stock Exchange, and the Company shall reasonably cooperate with The New York Stock Exchange with respect to the listing referred to in clause (a) of this sentence.

Section 5.15 Confidentiality. Each of the parties hereto (other than the Holder Representative) hereby agrees that the information obtained in any investigation pursuant to Section 5.5 or any information obtained pursuant to the notice requirements of Section 5.16, or otherwise pursuant to the negotiation and execution of this Agreement or the effectuation of the transactions contemplated hereby, shall be governed by the terms of that certain letter agreement, dated June 30, 2026 (the “Non-Disclosure Agreement”), by and between the Company and Parent. Without limiting the generality of the foregoing, the Company and its Subsidiaries agree that this Agreement and any Related Agreements and the terms and conditions hereof and thereof and discussions and negotiations in connection herewith and therewith, including any proceedings pursuant to Section 10.12, shall be kept confidential by the Company and its Subsidiaries; provided, however, that the Company and its Subsidiaries may disclose such information or terms (a) if required to do so by applicable Law; provided, that the Company promptly notifies Parent (in advance, to the extent reasonably practicable) of disclosing such information and takes reasonable steps to minimize the extent of any such required disclosure; (b) following any public announcement of the Merger and the other Transactions by Parent, if ever (and for the avoidance of doubt, Parent has no obligation to ever publicly announce the Merger or any of the other Transactions), the Company and its Subsidiaries may disclose the terms of this Agreement that are disclosed by Parent in such public announcement; and (c) the Company and its Subsidiaries may disclose such information or terms to the extent they become generally available to the public other than by virtue of a breach of this provision by the Company, any of its Subsidiaries or their respective Affiliates or Representatives. The Company shall be responsible for any action taken by its Affiliates and its and their respective Representatives that, if such action had been taken by the Company, would have constituted a breach of this Section 5.15.

Section 5.16 Notification of Certain Matters.

(a) During the Pre-Closing Period, the Company shall give prompt notice to Parent of (i) the occurrence or non-occurrence of any event, the occurrence or nonoccurrence of which is likely to cause any representation or warranty of the Company contained in this Agreement to be untrue or inaccurate in any material respect and (ii) any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by them hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.16(a) shall not (A) limit or otherwise affect any remedies available to the party receiving such notice or (B) constitute an acknowledgment or admission of a breach of this Agreement. No disclosure by or on behalf of the Company pursuant to this Section 5.16(a) or otherwise of any breach, inaccuracy, failure to be true, or failure to comply (or any waiver thereof) shall affect or be deemed to qualify, limit, waive, modify, amend or supplement any representation, warranty or covenant contained herein or in the Disclosure Schedule, the conditions to the obligations of the parties to consummate the Closing in accordance with the terms and provisions of this Agreement, or the rights of Parent under this Agreement, except to the extent set forth in the Disclosure Schedule or expressly waived pursuant to the terms of this Agreement.

(b) During the Pre-Closing Period, Parent shall give prompt notice to the Company of (i) the occurrence or non-occurrence of any event, the occurrence or nonoccurrence of which is likely to cause any representation or warranty of Parent contained in this Agreement to be untrue or inaccurate in any material respect and (ii) any failure of Parent to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.16(b) shall not (A) limit or otherwise affect any remedies available to the party receiving such notice or (B) constitute an acknowledgment or admission of a breach of this Agreement. No disclosure by or on behalf of Parent pursuant to this Section 5.16(b) or otherwise of any breach, inaccuracy, failure to be true or failure to comply (or any waiver thereof) shall affect or be deemed to qualify, limit, waive, modify, amend or supplement any representation, warranty or covenant contained herein or in the Disclosure Schedule, the conditions to the obligations of the parties to consummate the Closing in accordance with the terms and provisions of this Agreement or the rights of Parent under this Agreement, except to the extent set forth in the Disclosure Schedule or expressly waived pursuant to the terms of this Agreement.

(c) The Company shall promptly notify Parent of any stockholder demands, litigations, arbitrations or other similar actions (including derivative claims) commenced against the Company or its directors or officers relating to this Agreement or any of the Transactions (collectively, “Transaction Litigation”) and shall keep Parent reasonably informed regarding any developments in any Transaction Litigation. The Company shall cooperate with Parent in the defense or settlement of any Transaction Litigation and shall in good faith consult with Parent on a regular basis regarding the defense or settlement of such Transaction Litigation and the Company shall give Parent’s advice with respect to such Transaction Litigation reasonable consideration. The Company shall not settle or offer to settle any Transaction Litigation without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.17 Reasonable Best Efforts to Close; Regulatory Matters.

(a) Each of the parties hereto (other than the Holder Representative) agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary as they relate to such party’s obligations in this Agreement, to consummate and make effective the Merger, including by using reasonable best efforts (i) to make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Transactions and (ii) to obtain each consent, approval or expiration or termination of any applicable waiting period (if any) required to be obtained (pursuant to any applicable Law, Contract or otherwise) by such party in connection with the Transactions. Each of the parties hereto, at the request of another party hereto, agrees to execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of the Merger. Notwithstanding anything to the contrary herein, no party shall be required to pay any consent or other similar fee, “profit-sharing” or other similar payment or other consideration (including increased rent or other similar payments) to obtain any consent of any Person (including any Governmental Entity) under any Contract. Notwithstanding anything to the contrary herein, no party shall be required to take any action or make any agreement required by any Governmental Entity under any Law unless such action or agreement is conditioned on the consummation of the Transactions.

(b) Each of the Company and Parent shall use reasonable best efforts to file (and to request early termination of any applicable waiting period), as soon as practicable, and no later than 10 Business Days after the Agreement Date, all filings, submissions, notices, reports and other documents with any Governmental Entity that Parent, in its sole discretion, deems to be reasonably necessary, proper or advisable, with respect to the Transactions and to submit promptly any additional information requested by any such Governmental Entity. Each party shall be solely responsible for, and shall pay all filing fees payable to any Governmental Entity in connection with, its own filings contemplated by this Section 5.17 and the Regulatory Approvals. Notwithstanding the foregoing, Parent shall be solely responsible for, and shall pay the filing fee required in connection with, the filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, for the Merger.

(c) To the extent permitted by applicable Law, each of the Company and Parent shall promptly inform the other of any material communication between the Company or Parent (as applicable) and any Governmental Entity regarding the Transactions either (x) before delivering any material communication to a Governmental Entity or (y) promptly after receiving any material communication from a Governmental Entity (and if in writing, furnish the other party with a copy of such communication, excluding, as applicable, any attachments, materials or information deemed sensitive by the submitting party). If the Company or Parent or any Affiliate thereof shall receive any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the Transactions, then the Company or Parent (as applicable) shall comply in a timely manner with any request, as soon as reasonably practicable. To the extent permitted by applicable Law and except as may be prohibited by any Governmental Entity, the parties hereto (other than the Holder Representative) shall (i) consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the Regulatory Approvals or any other applicable Law and (ii) provide advance notice of and permit authorized representatives of the other party to be present at each meeting or conference with any Governmental Entity, to the extent reasonably practicable and permitted by the Governmental Entity; provided, however, that nothing herein will preclude Parent or the Company from participating in impromptu discussions with a Governmental Entity without participation by the other party where the discussions are initiated by the Governmental Entity or in connection with communications the Company initiates with its government customers and regulators in the ordinary course of Company’s business regarding routine matters, such as licenses or authorizations required under relevant regulations or Contract performance and bids, that fall into categories agreed with Parent (such party shall promptly inform the other of any such material communication between the Governmental Entity and the Company or Parent). Each of Parent and Company may, as they deem necessary, designate any sensitive materials to be exchanged in connection with this Section 5.17(c) as “outside counsel only.” Any such materials, as well as the information contained therein, shall be provided only to a receiving party’s outside counsel (and mutually acknowledged outside consultants) and not disclosed by such outside counsel (or consultants) to any Employees, officers or directors of the receiving party without the advance written consent of the party supplying such materials or information. After good faith consultation with the Company, Parent shall be entitled to make strategic and tactical decisions as to the manner in which to obtain from any Governmental Entity under any applicable Laws, any Actions or non-Actions, consents, approvals, authorizations, clearances or Orders required to be obtained by Parent or the Company or any of their respective Subsidiaries in connection with the consummation of the Transactions contemplated by this Agreement, including as to any litigation or potential litigation matters, pertaining to the Regulatory Approvals or any other applicable Laws. Neither Parent nor the Company will, nor will they permit any of their respective Representatives to, make any proposals relating to, or enter into, any material understanding, undertaking or agreement (including any timing or similar agreement) with, any Governmental Entity relating to the transactions contemplated by this Agreement without the other’s prior review; provided, that the final determination as to the appropriate course of action or proposal shall be made by Parent; provided, further, that Parent shall not enter into any timing or similar agreement or agree to any extension of any waiting period with any Governmental Entity without the Company’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed); and provided, further, that communications by the Company with its government customers or regulators in the ordinary course of the Company’s business on routine matters, including seeking licenses and authorizations from a relevant Governmental Entity or modifications to such licenses and authorizations, shall not be considered material, and the Company and Parent shall use their reasonable best efforts to take such actions as may be required to cause the expiration of any applicable waiting period (or any extension or early termination thereof) under applicable Laws with respect to the Transactions and to obtain the Regulatory Approvals as promptly as possible after the execution of this Agreement.

(d) Notwithstanding anything in Section 5.17 or in any other provision of this Agreement to the contrary, in no event shall Parent or any of its Affiliates be obligated to, and without express prior written consent of Parent, the Company shall not, (A) (i) agree to, or proffer to, divest or hold separate, or enter into any licensing or similar arrangement with respect to, any assets (whether tangible or intangible) or any portion of any business of Parent or any of its Subsidiaries or of the Company or (ii) agree to, or proffer to, a prohibition or limitation in any respect on the ownership or operation by the Company, Parent or any of Parent’s Affiliates of any asset (whether tangible or intangible) or any portion of any business of the Company, Parent or any of Parent’s Affiliates, (B) pay any consent fee or similar payment or agree to any modification of terms or other concession in order to obtain any approval or consent, or (C) litigate or contest any Action, whether judicial or administrative, (i) challenging or seeking to restrain or prohibit the consummation of the Transactions, (ii) seeking to prohibit or limit in any respect the ownership or operation by the Company, Parent or any of Parent’s Affiliates of any asset (whether tangible or intangible) or any portion of any business of the Company, Parent or any of Parent’s Affiliates or to require any such Person to divest or hold separate, or enter into any licensing or similar arrangement with respect to, any asset (whether tangible or intangible) or any portion of any business of Parent, the Company or any of their respective Subsidiaries, as a result of the Transactions, (iii) seeking to impose limitations on the ability of Parent or any of its Affiliates to acquire or hold, or exercise full rights of ownership of, any equity interests, including the right to vote the Company Capital Stock on all matters properly presented to the applicable Securityholders of the Company or (iv) seeking to prohibit Parent or any of its Affiliates from effectively controlling in any respect all or a portion of the business of the Company.

Section 5.18 Preparation and Delivery of Financial Statements. As promptly as practicable, and in any event within 45 days, following the end of each calendar quarter ending on or after the Agreement Date, but excluding any full calendar quarter ending not more than 30 days prior to the Closing Date, the Company and its Subsidiaries shall prepare and deliver to Parent an unaudited consolidated balance sheet of the Company and its Subsidiaries as of the end date of each such calendar quarter, and an unaudited statement of Stockholders’ equity, income and cash flow for such calendar quarter, as well as an unaudited consolidated balance sheet of the Company and its Subsidiaries and a consolidated statement of Stockholders’ equity, income and cash flow for the corresponding periods (the “Required Financial Statements”), which Required Financial Statements shall be prepared consistent with past practices in accordance with GAAP, applied on a consistent basis throughout the periods indicated.

Section 5.19 Company Director and Officer Indemnification.

(a) During the period commencing as of the Closing and ending on the sixth anniversary of the Closing, to the fullest extent permitted by applicable Law, Parent shall cause the Company to fulfill and honor in all respects the obligations of the Company pursuant to (i) each indemnification agreement in effect between the Company and any Company Indemnified Party as of the Agreement Date and set forth on Section 5.19(a) of the Disclosure Schedule and (ii) all rights to indemnification, advancement of expenses and exculpation from Liabilities for acts or omissions contained in the Governing Documents (as in effect on the Agreement Date).

(b) For a period of six years following the Closing, Parent shall cause the Governing Documents of the Company to contain provisions with respect to exculpation and indemnification and advancement of expenses that are at least as favorable to the Company Indemnified Parties as those contained in the Governing Documents (as in effect on the Agreement Date), which provisions will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of Company Indemnified Parties.

(c) Prior to the Closing, the Company shall purchase for the benefit of the Company Indemnified Parties, a directors’ and officers’ Liability insurance policy (any such insurance policy, the “D&O Policy”) providing coverage for six years following the Closing with terms and coverage limits no less favorable than those in effect prior to the Closing. The premium for such D&O Policy shall be included in Third Party Expenses. In no event shall Parent take any action that would cause such D&O Policy to cease to be effective and shall take all commercially reasonable actions (other than paying additional premiums) to maintain in effect such D&O Policy for the benefit of such Company Indemnified Parties.

(d) For the avoidance of doubt, and notwithstanding anything herein to the contrary, Parent shall be under no obligation to maintain the existence of the Company for any specified period following the Closing; provided, that if the Company or any of its successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger then, and in each such case, proper provisions shall be made so that the successors and assigns of the Company shall assume all of the obligations of the Company set forth in this Section 5.19.

(e) This Section 5.19 shall survive the Closing, is intended to benefit and may be enforced by the Company Indemnified Parties and their respective heirs, successors and assigns and shall be binding on Parent and its Subsidiaries and their respective successors and assigns.

Section 5.20 Representations and Warranties Insurance. As of the Closing Date, Parent shall have acquired conditional binder agreements for a buyer-side representations and warranties insurance policy in connection with this Agreement and the transactions contemplated hereby with a total limit of liability of up to $130,000,000 (the “RWI Policy”). All costs and expenses related to the RWI Policy, including the total premium, underwriting costs, brokerage commissions and other fees, and Taxes payable to the insurer or the broker for the RWI Policy (the “RWI Policy Costs”) will be borne fifty percent (50%) by Parent and fifty percent (50%) by the Company, with the Company’s fifty percent (50%) share treated as Third Party Expenses. The RWI Policy shall expressly provide that the insurer or insurers issuing such policy shall have no right, and waive any right, of subrogation, contribution or assignment against the Securityholders, the Holder Representative, or any of their respective Affiliates or Representatives, other than in the event of

Fraud committed by the Person against whom recovery is sought, and the Fraud of any other Person shall not be imputed to such Person (the “RWI Waiver Provision”). Parent will not amend, terminate, modify, waive or otherwise revise the RWI Waiver Provision without the prior written consent of, prior to the Closing, the Company, and following the Closing, the Holder Representative (in each case, such consent, not to be unreasonably withheld, conditioned or delayed). Prior to and following the Closing, the Company shall, and shall cause its respective Affiliates and Representatives to, reasonably cooperate with Parent and its Affiliates and Representatives in the negotiation, binding and issuance of the RWI Policy, including by providing copies of the virtual data room created for the purposes of the transactions contemplated by this Agreement and any information and documents to reasonably assist in removing or narrowing any exclusions or limitations under such RWI Policy.

Section 5.21 Tax Matters.

(a) Tax Returns.

(i) The Company shall prepare and timely file, or shall cause to be prepared and timely filed, all Tax Returns in respect of the Company and its Subsidiaries that are required to be filed (taking into account any extension) on or before the Closing Date, and the Company shall pay, or cause to be paid, prior to the Closing, all Taxes of the Company and its Subsidiaries due on or before the Closing Date. Such Tax Returns shall be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company and its Subsidiaries with respect to such items, except as required by Law. At least fifteen (15) days prior to filing any such Tax Return, the Company shall submit a copy of any such Tax Return, along with supporting work papers, to Parent for Parent’s review and approval, and the Company shall incorporate all reasonable comments timely submitted by Parent to the Company.

(ii) Following the Closing Date, Parent shall prepare and file, or shall cause to be prepared and filed, all Tax Returns required to be filed by the Company and its Subsidiaries after the Closing Date with respect to taxable periods ending before or including the Closing Date.

(b) Cooperation. Following the Closing, each of Parent and Holder Representative agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information in its possession and reasonable assistance relating to Taxes, including access to Books and Records, as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any Tax authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Notwithstanding anything to the contrary in this Agreement, the Holder Representative shall have no obligation to prepare or file any Tax Returns.

(c) Intended Tax Treatment. Unless there has been a “determination” (within the meaning of Section 1313 of the Code) that the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, none of the parties shall (and each of the parties shall cause their respective Affiliates not to) file any U.S. federal, state or local Tax Return in a manner that is inconsistent with the Intended Tax Treatment for U.S. federal, state income and other relevant Tax purposes, or take any inconsistent position during the course of any audit, litigation or other proceeding with respect to Taxes. Neither the Company nor Parent shall (and Parent shall not permit any other Aﬃliate of Parent (including the Company or any of its Subsidiaries after the Closing) to) knowingly take any action, or fail to take any action, that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. After the Closing, Parent shall cause the Company to timely file the statement required by Treasury Regulations Section 1.368-3(a). Parent and the Holder Representative shall promptly notify the other parties if a party hereto is required to take a Tax reporting position or file a Tax Return in a manner that is inconsistent with the Intended Tax Treatment.

(d) Plan of Reorganization. This Agreement is intended to constitute, and the parties hereto adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) and for purposes of Sections 354 and 361 of the Code.

(e) Opinion. Each of Parent and the Company shall reasonably cooperate with the other and with their respective tax advisors, and shall use its reasonable best efforts in connection with the issuance of any opinions by their respective tax advisors regarding the Intended Tax Treatment. In connection therewith, each of Parent and the Company shall deliver to the relevant tax advisor: (A) a duly authorized and executed officer’s certificate, dated as of such date as may be reasonably requested by such tax advisor, containing such representations such party is able to make as shall be reasonably necessary or appropriate to enable such tax advisor to render any such opinion or other written advice and (B) such other information as reasonably requested by such tax advisor for purposes of rendering any such opinion or other written advice.

(f) No Condition or Contingency. Notwithstanding anything to the contrary, each party acknowledges and agrees that its obligations to effect the transactions contemplated by this Agreement are not subject to any condition with respect to the Merger qualifying for the Intended Tax Treatment.

(g) Straddle Periods. In the case of any Tax with respect to the Company and its Subsidiaries that is assessed with respect to a Straddle Period, (i) the amount of such Taxes based on or measured by income, sales, proceeds, profits, use, receipts, wages, compensation or similar items for the portion of the Straddle Period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date, (ii) with respect to any such Taxes of a United States shareholder (within the meaning of Section 951(b) of the Code) of a controlled foreign corporation (within the meaning of Section 957 of the Code) attributable to amounts included in the income of such United States shareholder under Section 951 or 951A of the Code, the determination of Liability for any such Taxes shall be made by assuming that the taxable year or period of the controlled foreign corporation consisted of two (2) taxable years or periods, one which ended at the close of the Closing Date and the other of which began at the beginning of the day following the Closing Date and relevant items of income, gain, deduction, Loss or credit of the controlled foreign corporation shall be allocated between such two (2) taxable years or periods on a closing of the books basis by assuming that the books of the controlled foreign corporation were closed at the close of the Closing Date; provided, however, that Subpart F income (within the meaning of Section 952 of the Code) of the controlled foreign corporation shall be determined without regard to Section 952(c) of the Code and (iii) the amount of any other Taxes and any exemptions, allowances or deductions determined for the entire Straddle Period, that in each case relates to the portion of the Straddle Period ending on and including the Closing Date shall equal the amount of such Tax, exemption, allowance or deduction for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the total number of days in such Straddle Period.

(h) Transfer Taxes. All Transfer Taxes incurred as a result of the transactions contemplated by this Agreement shall be borne 50% by Parent, on the one hand, and 50% by the Securityholders (based on their respective Pro Rata Portion), on the other hand. The party that is legally obligated to do so shall, at its own expense, properly prepare and timely file all Tax Returns with respect to such Taxes, and if required by applicable Law, the other parties (other than the Holder Representative) shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other documentation and cooperate in the preparation thereof.

(i) Termination of Tax Sharing Agreements. All tax sharing agreements, arrangements and practices between the Company, on the one hand, and any other party, on the other hand, if any, shall be terminated on or before the Closing Date, in each case such that, after the Closing, the Company shall not have any rights or obligations under any such tax sharing agreement, arrangement or practice.

Section 5.22 Resignations. To the extent requested by Parent at least 10 Business Days prior to Closing, the Company shall use reasonable best efforts to cause to be delivered to Parent duly executed resignation letters from each director and officer of the Company, which shall include customary waiver, release and discharge provisions, in form and substance reasonably acceptable to Parent (the “Resignation Letters”); provided, that the resigning officers shall only be required to resign in their capacity as a corporate officer of the Company (and not as an Employee of the Company) pursuant to such Resignation Letters.

Section 5.23 No Control of the Other Party’s Business. The parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

ARTICLE VI

CLOSING AND CLOSING CONDITIONS

Section 6.1 Closing Conditions.

(a) Mutual Conditions to Close. The obligations of each party to consummate the Closing are subject to the satisfaction or waiver by such party of each of the following conditions on or prior to the Closing Date:

(i) No Legal Restraints. No Law or Order (whether temporary, preliminary or permanent) and no other legal restraint or prohibition (collectively, a “Legal Restraint”) shall be in effect which has the effect of making the Transactions illegal or otherwise prohibiting or preventing the consummation of the Transactions in accordance with the terms hereof. There shall not be pending any Action or Actions that could reasonably be expected to result in any Legal Restraint which has or could reasonably be expected to have the effect of making the Transactions illegal or otherwise prohibiting or preventing the consummation of the Transactions in accordance with the terms hereof and on terms reasonably satisfactory to Parent.

(ii) Regulatory Approvals. All consents, clearances or approvals of, or waiting periods (including any extension thereof and any timing agreement entered into with a Governmental Entity to delay or not to consummate the Transactions) imposed by, Governmental Entities that are listed on Section 6.1(a)(ii) of the Disclosure Schedule shall have been obtained, expired or been terminated (as applicable) (collectively, the “Regulatory Approvals”).

(b) Additional Conditions to Parent’s and Merger Sub’s Obligations to Close. The obligations of Parent and Merger Sub to consummate the Closing are also subject to the satisfaction or waiver by Parent of each of the following conditions on or prior to the Closing Date:

(i) Representations and Warranties. (x) Each of the representations and warranties of the Company set forth in this Agreement (other than as set forth in subsections (y) and (z) below) shall have been true and correct (without giving effect to any materiality or Company Material Adverse Effect or similar qualification contained therein) in all respects on the date they were made and shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect or similar qualification contained therein) in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than the representations and warranties of the Company made only as of a specified date, which shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect or similar qualification contained therein) in all respects as of such date), in each case except to the extent that the failure of such representations and warranties to be true and correct do not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (y) each of the Fundamental Representations shall have been true and correct in all respects (other than de minimis inaccuracies) on the date they were made and shall be true and correct (other than de minimis inaccuracies) on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than the representations and warranties of the Company made only as of a specified date, which shall be true and correct in all respects (other than de minimis inaccuracies) as of such date) and (z) the representation and warranty set forth in Section 3.8(a) (No Changes) shall be true and correct in all respects on the date they were made and shall be true and correct in all respects as of the Closing Date.

(ii) Covenants. The Company shall have performed and complied with each of its covenants and obligations under this Agreement required to be performed and complied with by it prior to the Closing.

(iii) Company Material Adverse Effect. No Company Material Adverse Effect shall have occurred.

(iv) Company Litigation. There shall be no Action of any kind or nature pending against Parent or any of its Affiliates, or against the Company or any of its Affiliates, by any Person seeking to prevent, delay, make illegal or otherwise interfere with the Merger and the other Transactions.

(v) Appraisal Claims and Rights. Securityholders holding no more than five percent of the issued and outstanding shares of Company Capital Stock on an as-converted basis shall have exercised (or have a continuing right to exercise) appraisal or dissenters’ rights under applicable Law, in either case, with respect to the Merger.

(vi) Company Deliverables. Prior to or concurrently with the Closing, the Company shall have delivered to Parent the following (which remain or will be in full force and effect as of the Closing, as applicable):

(A) the Spreadsheet and a certificate executed by the Chief Executive Officer of the Company for and on behalf of the Company (but not in his personal capacity) certifying as accurate and complete the information set forth in the Spreadsheet delivered in connection with the Closing Date (the “Financial Certificate”);

(B) a certificate executed by the Chief Executive Officer of the Company for and on behalf of the Company (but not in his personal capacity) certifying that, as of the Closing, the conditions set forth in Sections 6.1(b)(i), 6.1(b)(ii) and 6.1(b)(iii) have been satisfied;

(C) written confirmation that the 280G Stockholder Approval was solicited;

(D) the Resignation Letters;

(E) The Key Employee Restriction Agreements, duly executed by each Key Employee;

(F) a properly executed statement in a form reasonably acceptable to Parent for purposes of satisfying Parent’s obligations under Treasury Regulations Section 1.1445-2(c)(3), together with a notice to the IRS, in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2), in each case, duly executed by a duly authorized officer of the Company; and

(vii) Effectiveness of Offer Documents, Support Agreements, Restrictive Covenant and Support Agreements, and Key Employee Restriction Agreements.

(A) Each of the Offer Documents, Restrictive Covenant and Support Agreements, and Key Employee Restriction Agreements, and the Support Agreements of the Selected Stockholders shall be, and remain, in full force and effect.

(B) Each of the Key Employees (x) shall not have terminated his or her employment with, or services to, the Company at or prior to the Closing (nor provided or received any notice of termination that would be effective at or prior to the Closing), (y) shall have successfully completed and satisfied customary background, reference, and eligibility investigations and screenings to the reasonable satisfaction of Parent, and (z) shall be eligible under applicable Law to work in the jurisdiction in which such Key Employee is employed or engaged by the Company.

(c) Conditions to the Company’s Obligation to Close. The obligation of the Company to consummate the Closing is also subject to the satisfaction or waiver by the Company of each of the following conditions on or prior to the Closing Date:

(i) Parent Representations and Warranties. Each of the representations and warranties of Parent set forth in this Agreement shall have been true and correct (without giving effect to any materiality or Parent Material Adverse Effect or similar qualification contained therein) in all respects on the date they were made and shall be true and correct (without giving effect to any materiality or Parent Material Adverse Effect or similar qualification contained therein) in all respects on and as of the Closing Date as though such representations and warranties were made on and as of such date (other than the representations and warranties of Parent made only as of a specified date, which shall be true and correct (without giving effect to any materiality or Parent Material Adverse Effect or similar qualification contained therein) in all respects as of such date), except where any failure of any such representations and warranties to be true and correct would not be a Parent Material Adverse Effect.

(ii) Covenants. Parent and Merger Sub shall have performed and complied with each of its respective covenants and obligations under this Agreement required to be performed and complied with by it prior to the Closing.

(iii) Approval for Listing. The shares of Parent Common Stock issuable under this Agreement as the Closing Consideration shall have been approved for listing on The New York Stock Exchange, subject to official notice of issuance.

(iv) Parent Deliverables. Prior to or concurrently with the Closing, Parent shall have delivered to the Company the following (which remain or will be in full force and effect as of the Closing, as applicable):

(A) the Registration Rights Agreement, duly executed by Parent; and

(B) a certificate executed by a duly authorized officer of Parent for and on behalf of Parent (but not in his personal capacity) certifying that, as of the Closing, the conditions set forth in Sections 6.1(c)(i), 6.1(c)(ii) and Section 6.1(c)(iii) have been satisfied.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Closing Date only:

(a) by mutual written agreement of the Company and Parent;

(b) by Parent or the Company, by written notice to the other, if the Closing shall not have occurred on or prior to the date that is 90 days after the Agreement Date (the “End Date”); provided, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose material breach of any provision of this Agreement has been the proximate cause of, or has proximately resulted in, the failure of the Closing to occur on or before such date;

(c) by Parent or the Company, by written notice to the other, if any Law or final and non-appealable Order shall be in effect which has the effect of making the Transactions illegal or otherwise prohibits or prevents consummation of the Transactions;

(d) by Parent, by written notice to the Company, if it is not in material breach of its obligations under this Agreement and there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of the Company contained in this Agreement such that the conditions set forth in Sections 6.1(b)(i) or 6.1(b)(ii) would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within 15 days after written notice thereof to the Company; provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if any of the conditions to Closing in Sections 6.1(b)(i) and 6.1(b)(ii) for the benefit of Parent are incapable of being satisfied on or before the End Date; or

(e) by the Company, by written notice to Parent, if it is not in material breach of its obligations under this Agreement and there has been a breach of or inaccuracy in any representation, warranty, covenant or agreement of Parent or Merger Sub contained in this Agreement such that the conditions set forth in Section 6.1(c)(i) or 6.1(c)(ii) would not be satisfied as of the time of such breach or inaccuracy and such breach or inaccuracy has not been cured within 30 days after written notice thereof to Parent; provided, however, that no cure period shall be required (i) for a breach or inaccuracy which by its nature cannot be cured or (ii) if any of the conditions to Closing in Section 6.1(c)(i) and 6.1(c)(ii) for the benefit of the Company are incapable of being satisfied on or before the End Date.

Section 7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith expire and there shall be no Liability or obligation on the part of Parent, the Company or their respective Representatives, if applicable; provided, however, that each party hereto shall remain liable for any Fraud; and provided further, however, that, the provisions of Section 5.11 (Third Party Expenses), Section 5.13 (Public Disclosure), Section 5.15 (Confidentiality), Article X (General Provisions) and this Section 7.2

(in each case including the respective meanings ascribed to the capitalized terms used in such sections as defined in this Agreement) shall remain in full force and effect and survive any termination of this Agreement pursuant to the terms of this Article VII.

ARTICLE VIII

INDEMNIFICATION

Section 8.1 Survival of Representations and Warranties.

(a) Except for the indemnification obligations expressly set forth in Section 8.2(a), the representations and warranties of the Company set forth in this Agreement or any representation or warranty in any certificate delivered by or on behalf of the Company in connection with the representations and warranties of the Company, and the covenants and agreements of the Company contained in this Agreement, shall not survive the Closing and shall terminate as of the Closing. For the avoidance of doubt, the representations, warranties, covenants and agreements of the Company shall survive the Closing solely to the extent necessary to give effect to the indemnification obligations set forth in Section 8.2(a). Notwithstanding anything set forth in this Article VIII, the foregoing shall not affect or otherwise limit any claim made or available under the RWI Policy.

(b) The representations and warranties of Parent contained in this Agreement, the Related Agreements or in any certificate or other instrument delivered pursuant to this Agreement shall terminate at, and shall not survive, the Closing.

(c) For the avoidance of doubt and notwithstanding anything to the contrary set forth herein, the termination at Closing of the Company’s representations, warranties, covenants and agreements, the indemnification obligations expressly set forth in Section 8.2 and the claim deadlines expressly set forth in Section 8.3 supersede any applicable statutes of limitations that would otherwise apply to such representations, warranties, covenants and agreements.

Section 8.2 Indemnification.

(a) Subject to the provisions of Section 5.12, from and after the Closing and by virtue of the Merger, the Indemnifying Parties shall, severally and not jointly in accordance with their respective Pro Rata Portions, indemnify and hold harmless Parent and its Affiliates and its and their Representatives (including, for the avoidance of doubt, the Surviving Corporation following the Closing) (the “Indemnified Parties”) from and against all Losses paid, incurred, suffered or sustained by the Indemnified Parties, or any of them (regardless of whether or not such Losses relate to any Third Party Claims), directly or indirectly, to the extent related to, arising out of or resulting from any of the following:

(i) any Securityholder and Indemnity Claim Matter;

(ii) regardless of any disclosure of any matter set forth in the Disclosure Schedule, any inaccuracy in any information or calculations set forth in the Spreadsheet, including the calculation of the Closing Consideration (other than calculations impacted by Leakage, addressed by clause (vii) below);

(iii) Losses resulting from any “excess parachute payments” within the meaning of Section 280G of the Code;

(iv) any claim of Fraud against the Company or any of its Representatives in connection with the Merger or the other transactions contemplated by this Agreement or the Related Agreements executed by or on behalf of the Company;

(v) any payments made to Securityholders in connection with the exercise of any dissenters’ rights and/or appraisal rights (solely to the extent such payments are in excess of the Per Share Portion of the Merger Consideration such Securityholders would have received in connection with the Merger) and costs and expenses incurred by Parent in connection with claims for such dissenters’ rights and appraisal rights;

(vi) any claims made by any former directors, officers, or Representatives (other than Employees and Stockholders) of the Company; and

(vii) any Leakage.

(b) No Indemnifying Party shall have any right of contribution, indemnification or right of advancement from any Indemnified Party with respect to any Loss due and payable by such Indemnifying Party under this Article VIII. Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Article VIII shall limit the Indemnified Parties’ right to pursue recovery under the RWI Policy.

(c) Any payments made to an Indemnified Party pursuant to any indemnification obligations under this Article VIII will be treated as adjustments to the Merger Consideration for Tax purposes and such agreed treatment will govern for purposes of this Agreement, unless otherwise required by applicable Law.

(d) Nothing in this Agreement shall limit the right of any Indemnified Party to pursue remedies under the terms of any Related Agreement against the parties thereto.

(e) From and after and by virtue of the Closing, this Article VIII shall be the sole and exclusive remedy of the Indemnified Parties against the Indemnifying Parties for any damages in connection with this Agreement; provided, that (i) this Section 8.2(e) shall not be deemed a waiver by any party of, or any limitation on, any right to specific performance or injunctive relief or any right or claim under any Related Agreement or other Contract, (ii) nothing in this Agreement shall limit the Liability of an Indemnifying Party in connection with a claim of Fraud committed by such Indemnifying Party (“Securityholder Fraud”), and (iii) nothing in this Article VIII shall affect the rights of the Indemnified Parties under the RWI Policy and the terms, conditions and provisions of the RWI Policy will be given independent effect from the terms, conditions and provisions of this Agreement.

(f) For purposes of this Article VIII only, solely when determining the amount of Losses suffered by an Indemnified Party as a result of any breach or inaccuracy of a representation or warranty that is qualified or limited in scope as to materiality or Company Material Adverse Effect or materiality qualification, or similar qualification or limitation such representation or warranty shall be deemed to be made without such materiality qualification or limitation, except for Section 3.8(a), and the definition of “Material Contract.”

(g) In the event an Indemnified Party has suffered a Loss which would give rise to a right to be indemnified under more than one of the subclauses of Section 8.2(a) the Indemnified Party may make a claim under any applicable subclause, but no Indemnified Party shall be entitled to any double recovery with respect to any particular Loss or claim. For the avoidance of doubt, nothing in this Agreement shall require any Indemnified Party to make any claim under this Article VIII and, subject to the claim deadlines set forth in Section 8.3, no such claim shall be waived or otherwise prejudiced as a result of any delay in making such claim.

(h) Except in the case of an indemnification claim pursuant to Section 8.2(a)(iv), the rights of the Indemnified Parties to indemnification, compensation, reimbursement or payment of Losses or any other remedy under this Agreement shall not be affected by any investigation or examination conducted with respect to, or any knowledge possessed or acquired (or capable of being possessed or acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing, by or on behalf of any of the Indemnified Parties or any of their Affiliates or any of their respective Representatives with respect to the accuracy or inaccuracy or breach of, or compliance with, any representation, warranty, certification, covenant, or any other matter. The waiver of any condition in this Agreement based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreement, will not affect the right to indemnification, compensation, reimbursement or payment of Losses, for claims pursuant to Section 8.2(a). No Indemnified Party shall be required to show reliance on any representation, warranty, certification or other agreement in order for such Indemnified Party to be entitled to indemnification, compensation, reimbursement or payment hereunder. The parties acknowledge and agree that if the Company suffers, incurs, or otherwise becomes subject to any Losses as a result of or in connection with any matter indemnifiable under Section 8.2(a), then (without limiting any rights of the Company as an Indemnified Party), Parent shall also be deemed, by virtue of its ownership of stock of the Company following the Closing, to have incurred Losses as a result of and in connection with such inaccuracy or breach in connection with such matters.

(i) In the event that an insurance recovery is obtained by any Indemnified Party with respect to any Losses for which such Indemnified Party is seeking indemnification hereunder, the amount of any such Losses recoverable by an Indemnified Party under Article VIII shall be reduced by any insurance proceeds actually received or realized by such Indemnified Party in respect of such Losses, net of all costs of recovery of such proceeds or payments, including deductibles and reasonably anticipated increases in insurance premiums, retroactive or otherwise; provided, that Parent shall pursue recovery under the RWI Policy and D&O Policy and shall have no obligation to seek recovery under, or maintain, any other insurance policies.

(j) Each Indemnifying Party waives, acknowledges and agrees that such Indemnifying Party shall not have and shall not exercise or assert (or attempt to exercise or assert) any right of contribution, right of indemnity, right to reimbursement or advancement of expenses or other right or remedy against Parent or the Company in connection with any Losses claimed by any Indemnified Party under Article VIII.

Section 8.3 Limitations of Liability.

(a) No Indemnified Party shall be entitled to bring an indemnification claim under Article VIII unless an Indemnification Claim Notice in respect of such claim is delivered to the Holder Representative on or prior to: (i) in the case of claims under Section 8.2(a)(i), (ii), (iii), (iv), (v), and Section 8.2(a)(vi), the date that is six years following the Closing Date; and (ii) in the case of claims under Section 8.2(a)(vii), the date that is one year following the Closing Date (each such date, a “Survival Date”). Any claim for which an Indemnification Claim Notice is delivered prior to the applicable date shall survive until finally resolved.

(b) The maximum liability of each Indemnifying Party, in the aggregate, shall be limited to a dollar amount equal to the value of the consideration actually issued to such Indemnifying Party (or his, her, or its designee, assignee, transferee, or successor in interest) (including, for the avoidance of doubt all vested and unvested shares of Parent Common Stock issued as Merger Consideration, with such shares valued at the Parent Stock Price), plus any and all amounts deducted or withheld in respect of Taxes with respect to such Indemnifying Party (or his, her, or its designee, assignee, transferee, or successor in interest).

(c) Notwithstanding anything herein to the contrary, nothing in this Agreement shall limit (i) the Liability of an Indemnifying Party for his, her or its Securityholder Fraud, or (ii) the right of any Indemnified Party to pursue remedies under any Related Agreement (other than certificates delivered pursuant to this Agreement) against the parties thereto.

Section 8.4 Claim Procedures.

(a) Subject to the limitations set forth in Section 8.3, if an Indemnified Party wishes to make an indemnification claim under this Article VIII, such Indemnified Party shall deliver a written notice (an “Indemnification Claim Notice”) to the Holder Representative prior to the Survival Date underlying such indemnification claim (i) stating that an Indemnified Party has paid, incurred, suffered or sustained, or reasonably anticipates that it may pay, incur, suffer or sustain, Losses and (ii) to the extent reasonably available, specifying in reasonable detail such Losses, the date each such Losses were paid, incurred, suffered or sustained or the basis for such anticipated Losses and, if applicable, the nature of the indemnifiable matter to which such item is related. The Indemnified Party may update an Indemnification Claim Notice from time to time to reflect any change in circumstances following the date thereof. A failure to give complete, accurate and timely notice of an Indemnification Claim Notice will not affect the rights or obligations of any Indemnified Party hereunder, except to the extent the rights of the Indemnifying Party are actually prejudiced by such failure or delay. If a claim under this Article VIII may be brought under different or multiple sections, clauses or sub-clauses of Section 8.2(a), then the applicable Indemnified Parties shall have the right to bring such claim under any or each such section, clause, subclause, representation, warranty or covenant (each a “Subject Provision”) that it chooses and the Indemnified Parties will not be precluded from seeking indemnification under any Subject Provision by virtue of the Indemnified Parties not being entitled to seek indemnification under any other Subject Provision.

(b) If the Holder Representative on behalf of the Indemnifying Parties (or the Indemnifying Party in the event that indemnification is being sought hereunder directly from such

Indemnifying Party) shall not object in writing within the 30-day period after receipt of an Indemnification Claim Notice by delivery of a written notice of objection containing a reasonably detailed description of the facts and circumstances supporting an objection to the applicable indemnification claim (an “Indemnification Claim Objection Notice”), such failure to so object shall be an irrevocable acknowledgment by the Indemnifying Parties (or the Holder Representative on behalf of the Indemnifying Parties (or the Indemnifying Party in the event that indemnification is being sought hereunder directly from such Indemnifying Party)) that the Indemnified Party is entitled to the full amount of the claim for Losses set forth in such Indemnification Claim Notice. In such event, subject to the limitations set forth in Section 8.3, with respect to each Indemnifying Party, the Indemnified Party shall be entitled to prompt recovery of all Losses set forth in and arising out of such Indemnification Claim Notice (such amount of Losses, “Settled Losses”).

(c) In the event that the Indemnifying Parties (or the Holder Representative, as the case may be) shall deliver an Indemnification Claim Objection Notice in accordance with Section 8.4(b) (or in the event that indemnification is being sought hereunder directly from an Indemnifying Party (if permitted hereunder), if such Indemnifying Party shall object to any claim or claims made in any Indemnification Claim Notice to recover claims directly from such Indemnifying Party within 30 days after delivery of such Indemnification Claim Notice), such objecting Indemnifying Party (or the Holder Representative, as the case may be) and the Indemnified Party shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If such objecting Indemnifying Party (or the Holder Representative, as the case may be) and the Indemnified Party should so agree pursuant to a signed, written agreement, subject to the limitations set forth in Section 8.3, with respect to each Indemnifying Party, the Indemnified Party shall be entitled to prompt recovery of all Losses set forth in such memorandum (such amount of Losses, “Agreed Losses”).

(d) If no such agreement can be reached after good faith negotiation and prior to 30 days after delivery of an Indemnification Claim Objection Notice, either the Indemnified Party or the objecting Indemnifying Party (or the Holder Representative, as the case may be) may bring an action in accordance with Section 10.12, unless the amount of the Loss that is at issue is the subject of a pending litigation or dispute with a third party, in which event no Action shall be commenced until such amount is ascertained or both parties agree to commence such Action.

(e) In the case of any Settled Losses, Agreed Losses, or Losses that have been finally adjudicated, subject to the limitations set forth in Section 8.3, such recovery shall be made directly from the Indemnifying Parties, severally and not jointly in accordance with their respective Pro Rata Portions and after notice of such Losses has been provided to the Indemnifying Parties, by forfeiture or recovery of shares of Parent Common Stock held by the applicable Indemnifying Party (valued at the Parent Stock Price); provided, that if an Indemnifying Party does not own sufficient shares of Parent Common Stock, or any such shares are subject to a Lien or other restriction prohibiting recovery by the Indemnified Parties, the Indemnified Parties may recover cash from such Indemnifying Party for the shortfall; provided, further, that each Indemnifying Party may at all times elect to satisfy its Pro Rata Portion in cash in lieu of forfeiting shares by providing written notice to Parent and paying such amount within ten (10) Business Days of the date such Losses were determined to be payable under this Article VIII.

(f) For all purposes under this Article VIII, shares of Parent Common Stock shall be valued at the Parent Stock Price.

Section 8.5 Third Party Claims.

(a) If an Indemnified Party becomes aware of a written third-party claim against such Indemnified Party that constitutes a matter for which either (a) such Indemnified Party is entitled to indemnification, compensation or reimbursement under Section 8.2(a), or (b) if determined adversely to an Indemnified Party, would provide a basis for a claim under any of the matters indemnifiable under Section 8.2(a) (each, a “Third Party Claim”), the Indemnified Party shall (A) give the Indemnifying Party reasonably prompt written notice thereof and (B) have the right in its sole and absolute discretion to conduct (and, if necessary assume) the defense and prosecution of and to settle or resolve any such Third Party Claim; provided, that the Indemnified Party shall conduct such defense and prosecution in good faith and in a diligent manner, keep the Indemnifying Party reasonably informed of the material developments thereof, and provide the Indemnifying Party with reasonable access to information and cooperation relating to such Third Party Claim. The reasonable costs and expenses incurred by such Indemnified Party in connection with the investigation, defense, prosecution, and settlement of such Third Party Claim (including reasonable and documented attorneys’, consultants’, experts’ and other professionals’ fees and expenses and court or arbitration costs) shall be Losses for which the Indemnified Parties are entitled to indemnification, compensation and reimbursement in accordance with, to the extent provided in, and subject to the limitations of this Article VIII, regardless of the outcome of such Third Party Claim. The Holder Representative shall have the right to receive copies of all pleadings, material written notices, and material written communications with respect to any Third Party Claim to the extent that receipt of such documents does not affect any privilege of or relating to any Indemnified Party, subject to the execution by the Holder Representative of Parent’s (and, if required, such third party’s) standard non-disclosure agreement, and shall be entitled, at the expense of the Holder Representative (on behalf of the Securityholders), to participate in, but not to determine or conduct, any defense or prosecution of the Third Party Claim or settlement negotiations with respect to the Third Party Claim.

(b) An Indemnified Party shall not be entitled to be indemnified or held harmless under Section 8.2 with respect to a Third Party Claim if such Indemnified Party enters into a settlement or resolution of a Third Party Claim without the written consent of the Holder Representative, which consent shall not be unreasonably withheld, conditioned, or delayed. In the event that the Holder Representative has consented to (or shall have been deemed to have consented to) any such settlement or resolution neither the Holder Representative nor the Securityholders shall have any power or authority to object under any provision of this Article VIII, to the amount of any claim by or on behalf of any Indemnified Party against the Indemnifying Parties for indemnity with respect to such settlement or resolution.

ARTICLE IX

HOLDER REPRESENTATIVE

Section 9.1 Holder Representative.

(a) By virtue of the approval of the Merger and this Agreement by the Securityholders, and by receiving the benefits thereof, including any consideration payable hereunder, and without any further action of any of the Securityholders or the Company, with effect as of the Closing, Fortis Advisors LLC, a Delaware limited liability company, is hereby appointed as the true, lawful and exclusive representative, agent, proxy and attorney-in-fact (with full power of substitution) of the Securityholders for all purposes in connection with this Agreement, the Holder Representative Engagement Agreement or any Related Agreement to which the Holder Representative is a party, including: (i) to give and receive notices and communications in respect of all Relevant Matters, including in respect of any claim for indemnification pursuant to this Agreement by any Indemnified Party hereunder against any Indemnifying Party or any dispute between any Indemnified Party and any such Indemnifying Party, in each case under or relating to this Agreement or the transactions contemplated hereby; (ii) to authorize or object to any claims hereunder, including those by any Indemnified Party; (iii) to agree to, negotiate, enter into settlements and compromises of, commence Actions and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to any Relevant Matter, including any claim for indemnification pursuant to this Agreement by any Indemnified Party hereunder against any Indemnifying Party or any dispute between any Indemnified Party and any such Indemnifying Party, in each case under or relating to this Agreement or the transactions contemplated hereby; (iv) to consent or agree to any amendment to this Agreement at any time; (v) to grant any extension or waiver under or in connection with this Agreement; (vi) to incur and pay expenses on behalf of the Securityholders; and (vii) to take or refrain from taking all other actions that are either (A) necessary or appropriate in the judgment of the Holder Representative for the accomplishment of the foregoing or in connection with this Agreement, any other Related Agreement to which the Holder Representative is a party or the Holder Representative Engagement Agreement or (B) specifically mandated, permitted or contemplated by the terms of this Agreement, in each case of clauses (i) through (vii), without having to seek or obtain the consent of any Person under any circumstance. Notwithstanding the foregoing, the Holder Representative shall have no obligation to act on behalf of the Securityholders, except as expressly provided herein, in any other Related Agreement to which the Holder Representative is a party and in the Holder Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Holder Representative in any ancillary agreement, schedule, exhibit or the Disclosure Schedule. The Holder Representative may resign at any time. The Person serving as the Holder Representative may be replaced from time to time by a vote of the Persons then holding a Pro Rata Portion greater than two-thirds of the aggregate of all Pro Rata Portions.

(b) Certain Securityholders have entered into an engagement agreement (the “Holder Representative Engagement Agreement”) with the Holder Representative to provide direction to the Holder Representative in connection with its services under this Agreement, any Related Agreement to which the Holder Representative is a party and the Holder Representative Engagement Agreement (such Securityholders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”). Neither the Holder Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Holder Representative Group”), shall be liable to any Securityholder for any action or failure to act in connection with the acceptance or administration of the Holder Representative’s responsibilities hereunder, under any Related Agreement to which the Holder Representative is a party or under the Holder Representative Engagement Agreement, unless and only to the extent such action or failure to act constitutes gross negligence or willful misconduct. The Holder Representative shall act as a representative and agent only and shall not owe any fiduciary duty to the Securityholders or any party or Person. The Securityholders shall indemnify, defend and hold harmless the Holder Representative Group from and against any and all losses, claims, damages, liabilities, fees, costs, expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgments, fines, amounts paid in settlement (collectively, the “Holder Representative Expenses”) incurred without gross negligence or willful misconduct on the part of the Holder Representative and arising out of or in connection with the acceptance or administration of its duties hereunder, under any Related Agreement to which the Holder Representative is a party or under the Holder Representative Engagement Agreement. Such Holder Representative Expenses may be recovered first, from the Expense Fund, second, from any cash distribution otherwise distributable to the Securityholders at the time of distribution, and third, directly from the Securityholders. The Holder Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, any Related Agreement to which the Holder Representative is a party, the Holder Representative Engagement Agreement or the transactions contemplated hereby or thereby. Furthermore, the Holder Representative shall not be required to take any action unless the Holder Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Holder Representative against the costs, expenses and liabilities which may be incurred by the Holder Representative in performing such actions. If Parent is entitled to recovery of any Losses, it must proceed directly against each Securityholder from whom it seeks recovery. The Holder Representative shall have no role, nor shall Parent involve it, in the recovery effort (other than in connection with the notice, claim, objection, negotiation, settlement and dispute resolution procedures set forth in Article VIII, including the receipt of Indemnification Claim Notices and other notices on behalf of the Indemnifying Parties). The foregoing includes, but is not limited to, recovery for indemnity claims that are not limited or covered by the Earnout Amount, setoffs, the RWI Policy, and fee shifting and/or prevailing party provisions in connection with any dispute. Absent gross negligence or willful misconduct by the Holder Representative that is finally adjudicated by a court of competent jurisdiction, Parent shall never seek to collect or recover any amount directly from the Holder Representative. The immunities and rights to indemnification shall survive the resignation or removal of the Holder Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement.

(c) All actions taken by the Holder Representative under this Agreement, any Related Agreement to which the Holder Representative is a party or the Holder Representative Engagement Agreement shall be binding upon each Securityholder and such Securityholder’s successors as if expressly confirmed and ratified in writing by such Securityholder, and all defenses which may be available to any Securityholder to contest, negate or disaffirm the action of the Holder Representative taken in good faith under this Agreement, any Related Agreement to which the Holder Representative is a party or the Holder Representative Engagement Agreement are waived. The powers, immunities and rights to indemnification granted to the Holder Representative Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Securityholder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Securityholder of the whole or any fraction of his, her or its interest in the Expense Fund. The Holder Representative shall be entitled to: (x) rely upon the Spreadsheet, (y) rely upon any signature believed by it to be genuine, and (z) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Securityholder or other party.

(d) Upon the Closing, Parent shall wire to the Holder Representative $200,000 (the “Expense Fund Amount”). The Expense Fund Amount shall be treated as a Third Party Expense for all purposes of this Agreement, and in no event shall Parent have any obligation to fund any amount in excess of the Expense Fund Amount or to replenish the Expense Fund. The Expense Fund Amount shall be held by the Holder Representative in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the Holder Representative for any Holder Representative Expenses incurred pursuant to this Agreement, any Related Agreement to which the Holder Representative is a party or the Holder Representative Engagement Agreement, or (ii) as otherwise determined by the Advisory Group (the “Expense Fund”). The Holder Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct. The Holder Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund and has no tax reporting or income distribution obligations. The Securityholders will not receive any interest on the Expense Fund and assign to the Holder Representative any such interest. Subject to Advisory Group approval, the Holder Representative may contribute funds to the Expense Fund from any consideration otherwise distributable to the Securityholders. As soon as reasonably determined by the Holder Representative that the Expense Fund is no longer required to be withheld, the Holder Representative shall distribute the remaining Expense Fund, if any, to the Parent for further distribution to the Securityholders.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via email (with acknowledgment of receipt (including automatically generated delivery or read receipts)) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice or, if specifically provided for elsewhere in this Agreement, by email); provided that all notices and other communications to the Holder Representative must be delivered solely via email:

(a) if to Parent, to:

IonQ, Inc.
4505 Campus Drive
College Park, MD 20740
Attention: Paul T. Dacier
Email: paul.dacier@ionq.co

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
Attention: Rob Kindler; Chelsea N. Darnell
Email: rkindler@paulweiss.com; cdarnell@paulweiss.com

(b) if to the Company prior to the Closing, to:

Elisity, Inc.
6203 San Ignacio Avenue, Suite 110
San Jose, CA 95119Attention: James Winebrenner
Email: james@elisity.com

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP
2400 Hanover Street
Palo Alto, CA 94304-1113
Attention: Stanley F. Pierson
Email: spierson@pillsburylaw.com

(c) if to the Holder Representative, to:

Fortis Advisors LLC
Attention: Notices Department (Project Eclipse)
Email: notices@fortisrep.com

All such notices and other communications shall be deemed to have been duly given or sent (i) one Business Day following the date mailed if sent by overnight commercial messenger or courier service or five Business Days following the date mailed if sent by other mail service or (ii) on the date on which they are actually received if delivered personally or by email transmission, as the case may be, and addressed as aforesaid. Following the Closing, any notice to be given to any Indemnifying Party shall be given to the Holder Representative.

Section 10.2 Interpretation. When a reference is made in this Agreement to an Appendix, Exhibit or Schedule, such reference shall be to an Appendix, Exhibit or Schedule to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” is used in the inclusive sense of “and/or.” The terms “or,” “any” and “either” are not exclusive. When used herein, the phrase “to the extent” shall be deemed to be followed by the words “but only to the extent.” The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute, rule or regulation shall be deemed to refer to such statute, rule or regulation as amended or supplemented from time to time, including through the promulgation of applicable rules or regulations. References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided, that with respect to any Contract listed on any Schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate Schedule. The phrases “provided to,” “delivered to,” “made available to” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a complete paper or electronic copy of the information or material referred to has been provided to the party to whom such information or material is to be provided or delivered. Any such information or material uploaded to the virtual data room (the “Data Room”) shall be deemed to have been made available to Parent if and only if it has been so uploaded at least three Business Days prior to the Agreement Date (and Parent has continued to have access to such information and materials in the Data Room through the Agreement Date). References to any Person include the successors and permitted assignees of that Person. References from or through any date mean, unless otherwise specified, from but not including or to but not including, respectively. References to one gender include all genders. When used herein, references to “$” or “dollar” shall be deemed to be references to dollars of the United States. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any reference in this Agreement to “days” means calendar days unless Business Days are specified. If any action under this Agreement is required or permitted to be done or taken on a day that is not a Business Day, then such action shall be required or permitted to be done or taken not on such day but on the first succeeding Business Day thereafter.

Section 10.3 Entire Agreement; No Third-Party Beneficiaries. This Agreement, Annex A hereto, the Exhibits and Schedules hereto, the Disclosure Schedule, the Related Agreements and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof, and are not intended to confer upon any other person any rights or remedies hereunder; provided, that Article VIII is intended to benefit the Indemnified Parties, each of whom is an express third party beneficiary thereof and Section 5.19 is intended to benefit the Company Indemnified Parties, each of whom is an express third party beneficiary thereof. No consent of the Indemnified Parties or any other person given third party rights under this Agreement shall be required in relation to any permitted rescission, termination or variation of this Agreement.

Section 10.4 Assignment. This Agreement shall not be assigned by operation of law or otherwise, except that Parent may assign its rights and delegate its obligations hereunder to its Affiliates as long as such party remains ultimately liable for all of its obligations hereunder.

Section 10.5 Amendment. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of the party against whom enforcement is sought.

Section 10.6 Extension; Waiver. Parent, on the one hand, and, prior to the Closing, the Company, and following the Closing, the Holder Representative, on the other hand, may, to the extent permitted under any applicable Law, (a) extend the time for the performance of any of the obligations of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the covenants, agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. For purposes of this Section 10.6, the Securityholders agree that any extension or waiver signed by the Company or the Holder Representative shall be binding upon and effective against all Securityholders whether or not they have signed such extension or waiver; provided, however, that no such extension or waiver shall materially and adversely affect any Securityholder’s rights or increase any Securityholder’s obligations without such Securityholder’s prior written consent.

Section 10.7 Severability. If any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 10.8 Specific Performance and Other Remedies.

(a) The parties to this Agreement agree that, in the event of any breach or threatened breach by any other party hereto of any covenant, obligation or other agreement set forth in this Agreement, (i) each party shall be entitled, without any proof of actual damages or irreparable harm (and in addition to any other remedy that may be available to it), to a decree or Order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other agreement and an injunction preventing or restraining such breach or threatened breach and (ii) no party hereto shall be required to provide or post any bond or other security or collateral in connection with any such decree, Order or injunction or in connection with any related Action or legal proceeding.

(b) Subject to Section 8.2(e), any and all remedies expressly conferred herein upon a party hereto shall be deemed to be cumulative with, and not exclusive of, any other remedy conferred hereby, or by Law or in equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy.

(c) The Liability of any Person under Article VIII is in addition to, and not exclusive of, any other Liability that such Person may have at Law or in equity based in connection with a claim of Fraud. Notwithstanding anything to the contrary contained in this Agreement, none of the provisions set forth in this Agreement, including the provisions set forth in Article VIII, shall be deemed a waiver by any Indemnified Party of any right or remedy available at Law or in equity in connection with a claim of Fraud, nor will any such provisions limit, or be deemed to limit (i) the amounts of recovery sought or awarded in connection with any such claim for Fraud, (ii) the time period during which a claim for any such Fraud may be brought or (iii) the recourse which any such Indemnified Party may seek against in connection with a claim of Fraud.

Section 10.9 Right to Setoff. With respect to any Agreed Losses, Settled Losses, or Losses that have been finally adjudicated, upon due notice provided to the Securityholders and subject to the limitations set forth in Section 8.3 hereof, Parent and its Affiliates shall be entitled to set off such amount against any consideration due to the Securityholders under this Agreement; provided however, that Securityholders may at all times elect to satisfy its Pro Rata Portion in cash in lieu of forfeiting shares by providing written notice to Parent and paying such amount within ten Business Days of the date notice of the Losses due and Parent’s right and intention to set off such Losses is provided to the Securityholders.

Section 10.10 Governing Law. This Agreement, and all Actions, claims, matters, proceedings or counterclaims (whether based on Contract, tort or otherwise) arising out of, relating to, or in connection with this Agreement or the actions of the parties hereto in the negotiation, administration, performance and enforcement hereof or any Related Agreement (the “Relevant Matters”), shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Laws provision, rule or principle (whether of the State of Delaware or any other jurisdiction) that would result in the application of the Laws of any other jurisdiction. Notwithstanding the foregoing, and for the avoidance of doubt, this Section 10.10 shall not apply to any Relevant Matter to the extent a Related Agreement selects a different governing Law, in which case, such governing Law provision in such Related Agreement shall control.

Section 10.11 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO ANY RELEVANT MATTER.

Section 10.12 Jurisdiction; Service of Process. The parties hereto irrevocably submit to the exclusive jurisdiction of the Delaware Court of Chancery or, in the event (but only in the event) that such court does not have subject matter jurisdiction over such suit, Action or proceeding, of the United States District Court for the District of Delaware, and, in each case, of proper appellate courts therefrom, over any suit, Action or proceeding arising out of or relating to this Agreement, the Related Agreements or the Transactions. To the fullest extent that they may effectively do so under applicable Law, the parties hereto irrevocably waive and agree not to assert, by way of motion, as a defense or otherwise, any claim that they are not subject to the jurisdiction of any such court, any objection that they may now or hereafter have to the laying of the venue of any such legal proceeding brought in any such court and any claim that any such legal proceeding brought in any such court has been brought in an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such legal proceeding by the mailing of copies thereof by registered or certified mail or by overnight courier service, postage prepaid, to its address set forth in Section 10.1, such service to become effective 10 days after such mailing.

Section 10.13 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 10.14 Conflict Waiver; Privilege.

(a) Notwithstanding that the Company has been represented by Pillsbury Winthrop Shaw Pittman LLP (the “Firm”) in the preparation, negotiation and execution of this Agreement and the Related Agreements, each of Parent, Merger Sub, and the Company agrees that after the Closing the Firm may represent the Holder Representative, the Securityholders, and/or their Affiliates (collectively, the “Seller Parties”) in all matters related to this Agreement, the Related Agreements and the Transactions contemplated hereby and thereby (the “Transaction Matters”), including without limitation any indemnification claims pursuant to this Agreement or the Related Agreements, and even though the Firm may have represented the Company in a matter substantially related to any such matter, or may be handling ongoing matters for the Company; provided, however, that any such waiver does not extend to any litigation against Parent unrelated to this Agreement, the Related Agreements or the Transactions, should any arise. Each of Parent, Merger Sub, and the Company further agrees to the communication by the Firm to the Seller Parties in connection with any such representation of any fact known to the Firm arising by reason of the Firm’s prior representation of the Company. Each of Parent and Merger Sub irrevocably waives and agrees not to assert any conflict arising out of (i) the Firm’s prior representation of the Company, on the one hand, and (ii) the Firm’s representation of the Seller Parties prior to and after the Closing in the Transaction Matters, on the other hand.

(b) The parties hereto acknowledge and agree that the attorney-client privilege, attorney work-product protection and expectation of client confidence and all other privileges and expectations of client confidence to the extent owned by the Company or any of its Subsidiaries and involving general business matters of the Company or any of its Subsidiaries (but not negotiation, preparation, execution and delivery of this Agreement or the consummation of the Transactions) and arising prior to the Closing shall, after the Closing, continue to be owned by the Company and each of its Subsidiaries, as applicable, and Parent and the Company and its Subsidiaries, as applicable, shall have the right to control, assert or waive all such privileges and protections. Parent agrees that, as to all communications prior to the Closing among the Firm, on the one hand, and the Company, its Subsidiaries, the Securityholders, the Holder Representative, and their respective Affiliates or Representatives, on the other hand, to the extent they relate to the negotiation, preparation, execution and delivery of this Agreement or the consummation of the Transactions, the attorney-client privilege and the expectation of client confidence belongs to the Securityholders and their respective Affiliates, as applicable, and shall be controlled solely by the Holder Representative, and shall not remain with, pass to or otherwise be claimed by Parent, the Surviving Corporation or its Subsidiaries or any of their respective Affiliates or Representatives, nor shall Parent, the Surviving Corporation or its Subsidiaries or any of their respective Affiliates or Representatives have access to the files of the Firm to the extent they relate to the negotiation, preparation, execution and delivery of this Agreement or the consummation of the Transactions. Notwithstanding the foregoing, (i) in the event that a dispute arises between Parent, the Surviving

Corporation or its Subsidiaries, on the one hand, and a third party (other than a party to this Agreement or any of their respective Affiliates), on the other hand, Parent, the Surviving Corporation and its Subsidiaries may assert the attorney-client privilege to prevent disclosure of such communications to such third party and (ii) nothing in this Section 10.14 shall limit any claim of, or serve as a waiver by, Parent, the Surviving Corporation or any other Indemnified Party of any right or remedy in connection with, any claim of Fraud. Except as set forth in the immediately preceding sentence, in no event shall Parent, the Surviving Corporation, its Subsidiaries, or any of their respective Affiliates or Representatives access or attempt to access such privileged or confidential communications or waive such privilege or confidence without the prior written consent of the Holder Representative, and Parent, the Surviving Corporation, its Subsidiaries, or any of their respective Affiliates or Representatives shall take reasonable steps to maintain the confidentiality and privilege of any such communications. This Section 10.14 is for the benefit of the Securityholders, the Holder Representative, and their respective Affiliates, and such Persons are intended third-party beneficiaries of this Section 10.14.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed by their respective duly authorized officers as of the date first written above.

COMPANY:

ELISITY, INC.,

a Delaware corporation

By: /s/ James M. Winebrenner

Name: James Winebrenner

Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed by their respective duly authorized officers as of the date first written above.

HOLDER REPRESENTATIVE:

FORTIS ADVISORS LLC,

Solely in its capacity as Holder Representative

By: /s/ Ryan Simkin

Name: Ryan Simkin

Title: Managing Director

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the undersigned has affixed his signature hereto on the day and year first written above.

IONQ, INC.

By:

/s/ Niccolo de Masi

Name: Niccolo M. de Masi

Title: President and Chief Executive Officer

[Signature Page to Merger Agreement]

ESPRESSO ACQUISITION SUB, INC.

By:

/s/ Tyler T. Rosenbaum

Name: Tyler Rosenbaum

Title: President

[Signature Page to Merger Agreement]

ANNEX A

DEFINED TERMS

“Action” means any action, suit, claim, complaint, litigation, investigation, audit, proceeding, arbitration or other similar dispute.

“Active Government Bid” means a Government Bid that has not expired and for which a final award has not been made.

“Active Government Contract” means a Government Contract for which the period of performance has not expired or been terminated, for which final payment has not been received, which remains open to final audit, or which has not been finally and formally closed out.

“Affiliate” of any Person means another Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, such first Person.

“AI Inputs” means any data, content or materials of any nature (including text, numbers, images, photos, graphics, video, audio or computer code) used by or on behalf of the Company or any of its Subsidiaries to train, validate, test, deploy or improve any AI Technology.

“AI Technology” means any and all machine learning, deep learning or other artificial intelligence technologies, including any large language model, statistical learning algorithms, neural networks or other artificial intelligence model or system, and any Software implementation thereof.

“Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act of 1977, as amended, the United Kingdom Bribery Act 2010, applicable laws passed pursuant to the Organization of Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and any similar Laws, including the Laws of any other jurisdiction where the Company and its Affiliates operate concerning or relating to public sector or private sector bribery or corruption.

“Approving Stockholders” means the Persons listed on Section 1.1(a) of the Disclosure Schedule.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions located in New York, New York, are authorized or obligated by Law or executive order to close.

“Class F Stock” means the shares of class F stock, par value $0.00001 per share, of the Company.

“Code” means the Internal Revenue Code of 1986 of the United States, as amended.

“Collective Bargaining Agreement” means each collective bargaining agreement, works council or labor Contract or any other similar agreement with an employee representative body.

“Company Capital Stock” means the Company Common Stock, the Class F Stock, the Series A Preferred Stock, the Series AA Preferred Stock, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock.

“Company Common Stock” means the shares of common stock, par value $0.00001, of the Company.

“Company Data” means all data and information, including Personal Data, Processed by or for the Company or any of its Subsidiaries.

“Company Employee Plan” means any plan, program, policy, practice, Contract, agreement or other arrangement providing for employment, consulting, compensation, severance, change of control, termination pay, deferred compensation, performance awards, equity or equity-related awards, welfare benefits, retirement benefits, fringe benefits or other employee benefits or remuneration of any kind (including any Employee Agreement), whether written, unwritten or otherwise, funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA, which is or has been maintained, contributed to, or required to be contributed to, by or on behalf of the Company or any of its Subsidiaries for the benefit of any Employee or any of its Subsidiaries (or any dependent thereof), or with respect to which the Company or any of its Subsidiaries has or may have any Liability or obligation, including any Foreign Plan.

“Company Equity Plan” means the Company Stock Incentive Plan.

“Company Indemnified Parties” means the current officers and directors of the Company and each other Person who is or was a director or officer of the Company at or at any time prior to the Closing.

“Company Intellectual Property Rights” means any and all Intellectual Property Rights that are owned by or purported to be owned by the Company or any of its Subsidiaries or exclusively licensed or purported to be exclusively licensed to the Company or any of its Subsidiaries.

“Company IP” means Company Intellectual Property Rights.

“Company Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect (any such item, an “Effect”), individually or when taken together with all other Effects, that is or would reasonably be expected to (a) prevent, materially impede or delay the ability of the Company to consummate the Transactions in accordance with the terms hereof and applicable Law, (b) be material and adverse to the business, assets (including intangible assets), Liabilities, operations, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, or (c) prevent, materially delay or materially impair the ability of Parent to operate the businesses of the Company and its Subsidiaries after the Closing substantially as currently operated, other than, in the case of clauses (b) and (c), any Effect resulting from (i) changes in general economic, financial market, business or geopolitical conditions; (ii) general changes or developments in the industry in which the Company and its Subsidiaries operate; (iii) changes following the Agreement Date in any Laws, GAAP or other applicable accounting standards; (iv) any natural disaster, pandemic, epidemic, act of God, any act of terrorism, war or other armed hostilities, any regional, national or international calamity or any other similar event; (v) any failure in and of itself by the Company or any of its Subsidiaries to meet any projections, budgets or estimates of revenue or earnings (it being understood that the facts giving rise to such failure may be taken into account in determining whether there has been a Company Material Adverse Effect (except to the extent otherwise provided herein)); or (vi) any public announcement of this Agreement and the transactions contemplated hereby (provided, that this exception shall not apply with respect to any representation or warranty set forth herein that relates to the effects of the Transactions); provided, that in the case of the Effects referenced in clauses (i) through (iv), such Effects shall be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect if the Company and its Subsidiaries are materially disproportionately affected as compared to other persons operating in the industries or markets in which the Company and its Subsidiaries operate.

“Company Options” means all issued and outstanding options to purchase or otherwise acquire Company Capital Stock (whether or not vested) granted pursuant to the Company Equity Plan.

“Company Preferred Stock” means the Series A Preferred Stock, the Series AA Preferred Stock, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Series B-3 Preferred Stock, taken together.

“Company Product” means each product or service (including any website, application or other online service) currently owned, made, marketed, distributed, licensed or sold by or on behalf of the Company or any of its Subsidiaries, any such product or service owned, made, marketed, distributed, licensed or sold during the three (3) years prior to the Agreement Date, and any product or service under active development by or for the Company or any of its Subsidiaries pursuant to a documented product roadmap and for which development work has commenced.

“Company Restricted Stock” shall have the meaning set forth in Section 3.5(c).

“Company Securities” means the Company Capital Stock, the Company Restricted Stock and the Company Options.

“Company Technology” means any Technology authored, invented, created, conceived or otherwise Developed by or for the Company or any of its Subsidiaries, and any Technology that embodies Company Intellectual Property Rights.

“Contaminant” means (a) any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “corruptant,” “worm,” “malware,” “spyware,” “ransomware” or “trackware” (as such terms are commonly understood in the Software industry) or any other code designed, or intended to, or that does have any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any material manner the operation of, or providing unauthorized access to, any computer, tablet computer, handheld device or other device, or any Company Product or IT System or (ii) damaging or destroying any data or file without a user’s consent and (b) any bug, vulnerability, defect or error that impairs the operation or security of any Company Product or IT System.

“Continuing Employees” means the Employees of the Company or any of its Subsidiaries at the Closing who continue to remain employed with the Company or any of its Subsidiaries.

“Contract” means any contract, mortgage, indenture, lease, license, covenant, plan, Insurance Policy or other agreement, instrument, arrangement, understanding or commitment, permit, concession, franchise or obligation, whether written or oral, in each case that is legally binding.

“Copyleft License” means any license of Technology that provides that, as a condition to the use, modification, distribution or hosting of such licensed Technology, that such licensed Technology, or any other Intellectual Property Rights that are incorporated into, derived from, based on, linked to, or used or distributed with such licensed Technology, be licensed, distributed, or otherwise made available: (i) in a form other than binary or object code (e.g., in Source Code form); (ii) under terms that permit redistribution, reverse engineering or creation of derivative works or other modification; or (iii) without a license fee. Copyleft License includes the following licenses: the GNU General Public License, the GNU Library General Public License, the GNU Lesser General Public License, the Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, and the Eclipse Public License.

“DFARS” means the U.S. Department of Defense FAR supplement to the FAR Chapter 2 of title 48 of the U.S. Code of Federal Regulations.

“Earnout Amount” shall have the meaning set forth in the Earnout Exhibit.

“Employee” means any current or former employee, individual consultant, individual independent contractor or director of the Company or any of its Subsidiaries.

“Employee Agreement” means each management, employment, service, severance, separation, settlement, consulting, contractor, relocation, change of control, retention, bonus, repatriation, expatriation, loan, visa, work permit or other Contract (including any offer letter or any agreement providing for acceleration of vesting of Company Options, Company Restricted Stock or any other agreement providing for compensation or benefits) between the Company or any of its Subsidiaries and any Employee.

“Environmental Law” means every applicable Law, regulation, code of practice and other similar control and advice (in each case, having force of Law) made or issued by national or local government or by any other regulatory body, and every applicable regulation and directive made by the legislative organs of the European Union, relating to the protection of the environment (including the prevention of pollution of land, water or air due to the release, escape or other emission of any substance including radioactive substances or the production, transport, storage, treatment, recycling or disposal of waste or the making of noise) and the exposure of any Person to Hazardous Materials.

“Environmental Liabilities” means any actual or alleged breach of Environmental Laws or an Environmental License which may give rise to any remediation works.

“Environmental License” means any agreement, permission, permit, license, authorization, consent, exemption or other approval obtained by the Company under any Environmental Laws.

“ERISA” shall mean the U.S. Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any other Person under common control with the Company or that, together with the Company, could be deemed a “single employer” within the meaning of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Documents” means, with respect to each Securityholder, (a) a duly executed and completed Letter of Transmittal, (b) an IRS Form W-9 or W-8, as the case may be, duly executed and completed by such Securityholder and other applicable Tax forms reasonably requested by Parent or its Representatives, (c) an Investor Questionnaire and (d) a duly executed and completed Stock Issuance Agreement.

“FAR” means the Federal Acquisition Regulation, title 48 of the U.S. Code of Federal Regulations, including any agency supplements thereto.

“Foreign Plan” means each Company Employee Plan that is maintained outside of the United States or maintained for the benefit of any Employee outside of the United States, including any such plan that is maintained by a Governmental Entity.

“Fraud” means common law fraud under the Laws of the State of Delaware, including the element of scienter, in the making of the representations and warranties in Article III of this Agreement and any certificate delivered pursuant to Section 6.1(b)(vi)(B).

“Fundamental Representations” means the representations and warranties of the Company contained in Section 3.1 (Organization and Good Standing), Section 3.2 (Authority and Enforceability), Section 3.4(a)(i) (No Conflicts – Governing Documents), Section 3.5 (Company Capital Structure), Section 3.9 (Tax Matters), Section 3.12(c) (Ownership Free and Clear), Section 3.12(e) (Effects of the Transactions; Sufficiency), Section 3.12(g) (No Infringement of Third Party IP Rights) and Section 3.25 (Third Party Expenses).

“GAAP” means the United States generally accepted accounting principles consistently applied.

“Government Bid” means any bid, offer, proposal or quote made by the Company or any of its Subsidiaries that, if awarded or accepted, would result in a Government Contract.

“Government Contract” means any Contract (including any prime Contract, subcontract, Teaming Agreement, grant, federal assistance award, cooperative agreement, subaward, basic ordering agreement, blanket purchase agreement, other transaction agreement, purchase order, task order, delivery order or any other instrument, and including all amendments, modifications and options thereunder) between the Company or any of its Subsidiaries, on one hand, and (a) a Governmental Entity, (b) any prime contractor or other higher-tier contractor to a Governmental Entity or (c) any subcontractor with respect any contract of a type described in (a) or (b) above, on the other hand.

“Governmental Entity” means (a) any supranational, national, federal, state, county, municipal, local or foreign government or any entity exercising executive, legislative, judicial,

regulatory, taxing or administrative functions of or pertaining to government, (b) any public international governmental organization, (c) any agency, division, bureau, department or other political subdivision of any government, entity or organization described in the foregoing clause (a) or (b) of this definition (including patent and trademark offices and self-regulatory organizations), (d) any government-owned or controlled entity (including state-owned or state-controlled businesses or quasi-government entities) or (e) any public international organization (e.g., the World Bank or Red Cross).

“Governmental Official” means any (a) officer, agent or employee of a Governmental Entity, (b) Person acting in an official capacity for or on behalf of a Governmental Entity, (c) a candidate for government or political office or (d) member of a royal family.

“Hazardous Material” means any chemical, waste, emission, material or substance defined or regulated under any Environmental Law as hazardous, radioactive, explosive, flammable, toxic, a pollutant or Contaminant, or otherwise a danger to health, reproduction or the environment, or for which Liability or standards of conduct may be imposed under any Environmental Law, including asbestos and petroleum or any derivative or byproduct thereof, radon, urea-formaldehyde, per- and polyfluoroalkyl substances, polychlorinated biphenyls or toxic mold.

“Inbound License” means any Contract pursuant to which the Company or any of its Subsidiaries is granted a license, covenant not to sue or other right with respect to any Technology or Intellectual Property Rights owned by any other Person.

“Indebtedness” of any Person means, as of a specified date, without duplication: (i) all Liabilities of such Person for borrowed money, whether current or funded, secured or unsecured, all obligations evidenced by bonds, debentures, notes or similar instruments, and all Liabilities in respect of mandatorily redeemable or purchasable share capital or securities convertible into share capital; (ii) all Liabilities of such Person for the deferred purchase price of property or services, which are required to be classified and accounted for under GAAP as Liabilities; (iii) all Liabilities of such Person in respect of any lease of (or other arrangement conveying the right to use) real or personal property or other asset, or a combination thereof, which are, and to the extent, required to be classified and accounted for under GAAP as capital leases; (iv) all Liabilities of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing obligations of a type described in clause (i), (ii) or (iii) above to the extent of the obligation secured; (v) all guarantees by such Person of any Liabilities of a third party of a nature similar to the types of Liabilities described in clause (i), (ii), (iii), or (iv) above, to the extent of the obligation guaranteed; (vi) all Liabilities for deferred compensation, unfunded or underfunded retirement, health or welfare benefits, retention or severance payments, accrued but unpaid bonuses, vacation or paid time off, Tax gross-up or reimbursement (and the employer portion of any employment, payroll, unemployment or withholding Taxes payable by the Company in connection therewith, whether or not payable at the Closing), (vii) Liabilities of such Person with respect to Pre-Closing Tax Period (which amount shall (a) in no event be less than zero in the aggregate, in any jurisdiction, with respect to any entity, or any particular Tax, (b) include in taxable income all adjustments pursuant to any change in accounting method made prior to the Closing, including pursuant to Section 481 of the Code (or any analogous or similar provision of state, local or foreign Law), (c) include any prepaid or advanced amounts received or accrued on or prior to the Closing Date, deferred revenue received or accrued on or prior to the

Closing Date, and (d) include any Taxes of the Company for any Tax period resulting from the application of Section 965 of the Code (and any analogous or similar applicable state or local income Tax Law), in each case, that would not otherwise be included in taxable income on or prior to the Closing Date, shall be included in taxable income for the Pre-Closing Tax Period) and (viii) all interest, fees, change of control payments, prepayment premiums, cancellation charges, fees, or penalties and other, charges, fees, penalties or expenses owed with respect to the indebtedness referred to in clauses (i) through (vii) above.

“Indemnified Party” means any Person entitled to indemnification pursuant to Section 8.2.

“Indemnifying Party” means the Securityholders as of immediately prior to the Effective Time, excluding Optionholders in such capacity.

“Intellectual Property Rights” means all intellectual property and proprietary rights, including all statutory, common Law and other intellectual property rights arising out of Technology (whether recorded or not and regardless of form or method of recording), existing under the Laws of any jurisdiction in the world, including all rights of the following types: (i) rights associated with works of authorship (including rights in Software), including copyrights, rights of attribution and integrity and other moral rights; (ii) rights in or arising out of logos, trademark, trade dress, business name, domain name, social media identifiers, and trade name rights and similar rights, including all goodwill associated therewith; (iii) rights associated with confidential information, including trade secret rights; (iv) patent and industrial design property rights, and equivalent or similar rights in, or arising out of, inventions (whether or not patentable), invention disclosures, improvements, modifications, methods or Processes; (v) rights in, arising out of, or associated with a Person’s name, voice, signature, photograph or likeness, including rights of personality, privacy and publicity, (vi) database rights; and (vii) rights in or relating to applications, registrations, renewals, extensions, continuations, divisions, re-examinations and reissues of, and applications for, any of the rights referred to in clauses (i) through (vi) above.

“Investor Questionnaire” means Parent’s customary Investor Suitability Questionnaire.

“IRS” means the U.S. Internal Revenue Service.

“IT Systems” means all computers, operational Software, and databases (excluding any Company Product and any Software included in Company Technology), hardware, servers, workstations, routers, hubs, switches, circuits, networks, data communications lines and other information technology equipment and infrastructure owned, licensed, leased or otherwise controlled or used by or for the Company or any of its Subsidiaries in the conduct of their businesses, including outsourced systems and third-party hosted infrastructure used by or on behalf of the Company or any of its Subsidiaries.

“Key Employees” means James Winebrenner, Brent Colwell, Michael Chomicz and Michal Garcarz.

“Key Employee Restriction Agreement” means the Key Employee Restriction Agreement in substantially the form attached hereto as Exhibit F.

“Knowledge” or “Known” means, with respect to the Company or any of its Subsidiaries, the actual knowledge of James Winebrenner, Brian Thompson, Dave Nay, and Melanie Robinson, after due inquiry of their direct reports who are likely to have knowledge of the relevant matter.

“Law” means any applicable federal, state, local, international or other constitution, law, statute, ordinance, rule, directive, regulation, published administrative position, policy or principle of common law, or any Order, in any case issued, enacted, adopted, promulgated, implemented or otherwise put into legal effect by or under the authority of any Governmental Entity.

“Leakage” means, without duplication and to the extent that such activity is not Permitted Leakage, the aggregate amount of all distributions or payments of cash or other property made by (or obligations incurred by the Company or any of its Subsidiaries in respect thereof, including in the case of dividends or distributions amounts declared, by) the Company or any of its Subsidiaries or any cash payments by Parent set forth below, including any Taxes payable by the Company or any of its Subsidiaries in connection with such distributions, payments or obligations, at any time during the period from and including the Balance Sheet Date through and including the Closing, pursuant to any of the following transactions: (a) any payments from the Company or any of its Subsidiaries resulting from (i) the declaration, making or payment of any dividend (including any dividend equivalent payments) or other distributions (whether in cash or in kind) on the Company Capital Stock or any equity interests of any of the Company’s Subsidiaries; (ii) the distribution, repurchase, repayment, redemption or return of any share of Company Capital Stock or equity interests of any of the Company’s Subsidiaries; (iii) the payment of any bonuses, commissions or fees or expenses to or for the benefit of any of the Securityholders or their Affiliates; (iv) any payment in respect of Indebtedness owed by the Company or any of its Subsidiaries to any Securityholder or any of their Affiliates; (b) the sale, purchase, transfer or disposal of any asset of the Company or any of its Subsidiaries to any Securityholder or any of their Affiliates; (c) the entry into by the Company or any of its Subsidiaries of a guarantee or indemnity on behalf of any Securityholder or their Affiliates (other than, for the avoidance of doubt, the Company or any of its Subsidiaries); (d) the forgiveness, release or waiver of any Liability outstanding against any Securityholder or their Affiliates (other than, for the avoidance of doubt, the Company or any Subsidiary) by the Company or any of its Subsidiaries; (e) the creation of any Lien over any assets of the Company or any of its Subsidiaries in favor of any Securityholder or their Affiliates; (f) any payments in respect of Third Party Expenses (including, for the avoidance of doubt, such Third Party Expenses that are unpaid as of immediately prior to the Closing) in excess of $15,000,000 in the aggregate; (g) the making of any gift or other gratuitous payment to any Securityholder or their Affiliates or any other transactions entered into with any Securityholder or their Affiliates (other than on arm’s-length terms); (h) any other payments made (whether in cash or in kind) to, or assets or rights transferred to or for the benefit of any Securityholder or their Affiliates; (i) any director’s fees, management fees or monitoring fees paid by the Company or any of its Subsidiaries to any Securityholder; (j) the assumption by the Company or any of its Subsidiaries of any Liability of any Securityholder or their Affiliates; (k) the making of or entering into of any legally binding agreement or arrangement relating to any of the foregoing matters; (l) cash payments made or projected with respect to any income or payroll Taxes due in respect of the applicable Per Share Portion of the Closing Consideration and the applicable Per Share Portion of any Earnout Amount, in each case, payable pursuant to Sections 1.5(d)(i)(A), 1.5(d)(i)(B) and 1.5(e), in respect of Vested In-The-Money Company Options, Unvested In-The-Money Company Options and Company Restricted Stock, as applicable; (m) any withholding taxes, interest or penalties associated with the failure to file elections under Section 83(b) of the Code, as described on Section 3.16(a) of the Disclosure Schedule; and (n) any Tax or amount in respect of Tax payable, suffered or incurred by the Company or any of its Subsidiaries (or which would have been so payable, suffered or incurred by the Company or any of its Subsidiaries but for the use or setoff of any Tax relief, refund or other Tax benefit (other than any Tax relief, refund or other Tax benefit that is obtained by the Company or any of its Subsidiaries as a result of items (a) – (m))) in respect of or as a result of any of the matters in (a) – (m), in each case, reduced by the aggregate net present value of: (i) any amount by which a Tax liability of the Company, any of its Subsidiaries, Parent or an Affiliate of Parent is or is reasonably expected to be reduced or extinguished; and (ii) the amount of any repayment received or reasonably expected to be received from a Tax authority, in each case, as a result of items (a) – (m) above in the accounting period current at or immediately following the Closing as a result of a matter of any Leakage. Notwithstanding the foregoing, Leakage shall not include (x) any payment, distribution, transfer, guarantee, assumption or other transaction solely between or among the Company and any of its wholly owned Subsidiaries, or (y) the employer portion of any payroll or similar Taxes in respect to the Retention Pool.

“Leakage Share Amount” means the number of shares, rounded up to the nearest whole number of shares, resulting from dividing the Leakage by the Parent Stock Price.

“Lease Agreements” shall have the meaning set forth in Section 3.10(a).

“Leased Real Property” shall have the meaning set forth in Section 3.10(a).

“Letter of Transmittal” means a letter of transmittal in the form attached hereto as Exhibit D.

“Liability” means, with respect to any Person, any and all liabilities, obligations, claims, Taxes and deficiencies of any kind (whether known or unknown, contingent, accrued, due or to become due, secured or unsecured, matured or otherwise) of such Person or any Affiliates, regardless of whether or not such liabilities, obligations, claims and deficiencies are required to be reflected on a balance sheet in accordance with GAAP or other applicable generally accepted accounting principle.

“Lien” means any lien, pledge, charge, claim, mortgage, assessment, hypothecation, infringement, deed of trust, lease, option, right of first refusal, preemptive right, easement, covenant, right of way, servitude, transfer restriction, security interest or other encumbrance of any kind or character whatsoever other than (i) Liens for Taxes, assessments and other government charges not yet due and payable or which are being contested in good faith by appropriate proceedings and for which proper reserves have been established in accordance with GAAP, (ii) landlords’, mechanic’s, materialmen’s and similar Liens for amounts not delinquent, (iii) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (iv) workmen’s, repairmen’s, warehousemen’s, carriers’ or other similar Liens for amounts not delinquent, (v) such customary permitted imperfections or irregularities of title and other Liens that do not secure Indebtedness and would not, individually or in the aggregate, be reasonably expected to materially detract from the value of, or materially interfere with the use of, the affected property, (vi) zoning, planning, building and other similar limitations, restrictions and rights of any Governmental Entity to regulate property which are not violated in any material respects, (vii) any Lien to be released on or prior to the Closing, (viii) any Lien arising pursuant to, or as a result of the Transactions, (ix) any non-monetary Lien properly recorded or filed in any land register or other public register, (x) any Lien arising pursuant to or described in the Governing Documents or applicable securities Laws and (xi) non-exclusive licenses or sublicenses with respect to Company IP granted by the Company in the ordinary course of business consistent with past practice.

“Losses” means all claims (including any Third Party Claims), losses, Liabilities, damages (excluding consequential, incidental and special damages), deficiencies, Taxes, costs, interest, awards, judgments, settlements, penalties, reasonable and out-of-pocket fees and expenses, including reasonable and out-of-pocket attorneys’, consultants’, experts’ and other professionals’ fees and expenses (including in connection with investigating, defending against, prosecuting or settling any of the foregoing) and court or arbitration costs.

“Open Source Software” means any Software that is licensed, provided or distributed under any open source license (including any Copyleft License), including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation) or any substantially similar license.

“Optionholder” means any holder of any Company Options.

“Order” means any order, judgment, injunction, ruling, edict or other decree, whether temporary, preliminary or permanent enacted, issued, promulgated, enforced or entered by any Governmental Entity.

“Outbound License” means any Contract pursuant to which any Person has been granted any rights to access or use any Company Products, or that contains any assignment or license of, or any covenant not to assert or enforce, any Company Intellectual Property Rights.

“Parent Capital Stock” means all series and classes of capital shares of Parent.

“Parent Common Stock” means Parent’s common stock, par value $0.0001 per share.

“Parent Material Adverse Effect” means any Effect, individually or when taken together with all other Effects, that is or would reasonably be expected to prevent, materially impede or delay the authority of Parent to consummate the transactions contemplated by this Agreement in accordance with the terms hereof and applicable Law.

“Parent RSUs” means restricted share units payable in shares of Parent Common Stock or whose value is determined with reference to the value of shares of Parent Common Stock.

“Parent Stock Price” means the volume-weighted average price (VWAP), rounded to four decimal places, of Parent Common Stock on all exchanges as reported by Bloomberg L.P. on the VWAP function for the ticker “IonQ, Inc. US Equity” for the 20 preceding trading days prior to, but not including, the third Business Day before the Closing Date, calculated from market open (9:30am ET) on the first day of the measurement period to market close on the last day of the measurement period (4:00 pm ET); provided, that for all purposes of this Agreement, the Parent Stock Price shall not be greater than $49.61, or less than $33.07.

“Pension Plan” means each Company Employee Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

“PEO Plan” means each Company Employee Plan that is maintained by a professional employer organization for the benefit of any Employees or their dependents.

“Permitted Leakage” means any of the following by the Company and its Subsidiaries: (i) salaries, wages, compensation (including bonuses, commissions or incentive compensation), severance, reimbursements, claims, benefits, fees, expenses or other accrued obligations payable to any current or former officer, employee, or service provider (or his, her or its dependents or beneficiaries) in his, her or its capacity as such in the ordinary course of business consistent with past practice as consideration for services rendered (including any employee Taxes required to be deducted or withheld therefrom), and any employer Taxes (or any amount in respect of employer Taxes) the Company or any of its Subsidiaries is required to pay or fund with respect thereto; (ii) any payments, accrual, transfer of assets or assumption of Liability to which Parent has given its express consent in writing to be treated as Permitted Leakage; (iii) any Leakage to the extent refunded or otherwise made whole to the Company or any of its Subsidiaries prior to the Closing Date; (iv) the distribution following the Agreement Date but prior to the Closing to Securityholders of the aggregate amount of the exercise price paid upon the exercise of Company Options outstanding prior to the Agreement Date; and (v) the payment of any Third Party Expenses prior to the Closing not to exceed an aggregate amount of $15,000,000.

“Per Share Portion” means, with respect to any amount payable hereunder as Merger Consideration and any share of Company Capital Stock, any Vested In-The-Money Company Option, any Unvested In-The-Money Company Option, or any share of Company Restricted Stock, the portion of such amount payable in respect of such share of Company Capital Stock, Vested In-The-Money Company Option, Unvested In-The-Money Company Option, or share of Company Restricted Stock, as set forth in the Spreadsheet (which shall take into account all prior payments of Merger Consideration hereunder, and assuming, for the purpose of such calculation, that the value of any share of Parent Common Stock issued as Merger Consideration is the Parent Stock Price).

“Person” means an individual or entity, including a partnership, a limited liability company, a corporation, an association, a joint share company, a trust, a joint venture, an unincorporated organization or a Governmental Entity (or any department, agency or political subdivision thereof).

“Personal Data” means any information that, alone or in combination with other information, is capable of identifying an individual natural person or household or could reasonably be linked, directly or indirectly, with an identified or identifiable natural person or household, or that is otherwise considered “personal data,” “personal information,” “personally identifiable information,” or other similar term under the Privacy and Data Processing Requirements.

“Pre-Closing Tax Period” means any taxable period or portion thereof that ends on or prior to the Closing Date, including the portion of any Straddle Period that ends on the Closing Date.

“Privacy and Data Processing Policy” means each internal or external statement, policy, representation or notice of the Company relating to the Processing of Company Data, privacy, data protection or security that is applicable to the Company.

“Privacy and Data Processing Requirement” means any (i) Law related to the Processing of Personal Data, data protection, privacy, security, cross-border transfer, data breach notification, telephone and text message communications, or marketing, (ii) Privacy and Data Processing Policy or (iii) other requirement of a self-regulatory organization, industry or regulatory standard, framework, program or certification (including the Payment Card Industry Data Security Standard, FedRAMP, StateRAMP, SOC 2, ISO/IEC 27001, ISO/IEC 27017, ISO/IEC 27018, NIST Cybersecurity Framework, and the Cybersecurity Maturity Model Certification (“CMMC”), as applicable) or Contract relating to the Processing of Company Data, privacy, data protection or security, including without limitation, as related to direct marketing or the initiation, transmission, monitoring, interception, recording or receipt of communications.

“Pro Rata Portion” means, with respect to each Securityholder, an amount equal to the quotient obtained by dividing (a) the aggregate value of the shares of Parent Common Stock, Parent Restricted Stock or the shares underlying Parent RSUs paid or issued to such Securityholder pursuant to Section 1.5(a), or Sections 1.5(d)(i) and 1.5(e), as applicable, by (b) the aggregate value of all shares of Parent Common Stock, Parent Restricted Stock or the shares underlying Parent RSUs paid or issued to all Securityholders pursuant to Section 1.5(a), or Sections 1.5(d)(i) and 1.5(e), as applicable, as set forth on the Spreadsheet provided by the Company pursuant to Section 5.9. For purposes of clarity, the sum of all “Pro Rata Portions” of the Securityholders shall at all times equal 100% and Securityholders may have a Pro Rata Portion equal to zero percent. For purposes of this defined term, shares of Parent Common Stock, Parent Restricted Stock and Parent RSUs shall be valued at the Parent Stock Price. For purposes of further clarity, the Pro Rata Portion that is allocated to any Securityholder, in respect of any Company Option held by it, would be based on the number of shares of Company Common Stock underlying such Company Option net of such Company Option’s exercise price.

“Process” means, with respect to any data, to collect, access, use, store, maintain, disclose, transfer, transmit, modify, combine, analyze, delete, or otherwise process such data as defined under any applicable Privacy and Data Processing Requirement.

“Registered IP” means all Intellectual Property Rights that are registered or filed with or by, or issued under the authority of, any Governmental Entity or Internet domain name registrar, including all patents, registered copyrights, registered trademarks and domain names and all applications for any of the foregoing.

“Registration Rights Agreement” means the Registration Rights Agreement in substantially the form attached hereto as Exhibit E, which shall be entered into at the Closing.

“Related Agreements” means the Restrictive Covenant and Support Agreements, Support Agreements, Registration Rights Agreement, the Resignation Letters, the Financial Certificate, the Payoff Letters, the Investor Questionnaires, the Non-Disclosure Agreement and all other Contracts, certificates and instruments executed or delivered by the Company or any Stockholder in connection with the Transactions.

“Representatives” means, with respect to a Person, such Person’s Subsidiaries and the directors, managers, stockholders, officers, employees, advisors, counsel, accountants, agents or other representatives of such Person and its Subsidiaries.

“Restricted Stockholder” means any holder of any Company Restricted Stock.

“Retention Pool” shall have the meaning set forth in Section 5.6(f).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933 of the United States, as amended.

“Securityholder and Indemnity Claim Matters” means (a) any claim or right asserted or held by any current, former or purported Stockholder or other securityholder of the Company, or any other Person, asserting, alleging or seeking to assert rights with respect to, or in connection with, any actual or alleged Company Security, including any claim asserted, based upon or related to (i) the purported ownership or rights to ownership of any Company Securities, (ii) any rights of a current, former or purported holder of Company Securities or other securityholder of the Company, including any rights to securities, antidilution protections, preemptive rights, rights of first offer or first refusal or rights to notice or to vote securities of the Company, (iii) any rights under the Governing Documents in such Person’s capacity as a holder of Company Securities, (iv) any actual breaches of fiduciary duty by any current or former directors, Securityholders or officers of the Company, (v) the Merger or any other Transactions to which the Company is a party, (vi) any claim that such Person’s actual or alleged Company Securities or other equity or ownership interests were wrongfully issued or repurchased by the Company or (vii) except, in each case of the foregoing clauses (i) through (vi), for the right following the Closing, and in compliance with, and subject to, the terms of this Agreement, of a Securityholder to receive such Securityholder’s portion of the Closing Consideration as provided in Article II and set forth on the Spreadsheet, (b) any claim or right asserted or held by any Person who is or at any time was an Employee (against the Company, Parent or any of their Affiliates or any other Person) involving a right or entitlement to indemnification or reimbursement of expenses or any other relief or remedy, including under the Governing Documents, including with respect to any of the matters set forth in the foregoing clause (a), in each case solely to the extent such claim or right arises out of facts or circumstances existing at or prior to the Closing and is not actually recovered under the D&O Policy or the RWI Policy, and other than any obligation of Parent or the Company under Section 5.19, and (c) any claim or right asserted or held by any Person who was engaged by the Company or any of its Affiliates to perform investment banking, financial advisory, accounting, legal, consulting or other professional services in connection with this Agreement and the Transactions involving a right or entitlement to indemnification, reimbursement of expenses or any other relief or remedy.

“Securityholders” means, collectively, the Stockholders, Optionholders and Restricted Stockholders.

“Selected Stockholders” means AllegisCyber Capital; Insight Partners (Cayman) XII, L.P.; Insight Partners (Delaware) XII, L.P.; Insight Partners (EU) XII, S.C.Sp; Insight Partners XII (Co-Investors) (B), L.P.; Insight Partners XII (Co-Investors), L.P.; Insight Partners XII, L.P.; James Winebrenner; Two Bear Capital Fund I, L.P.; Burjiz Pithawala.

“Series A Preferred Stock” means the shares of Series A Preferred Stock, par value $0.00001 per share, of the Company.

“Series AA Preferred Stock” means the shares of Series AA Preferred Stock, par value $0.00001 per share, of the Company.

“Series B-1 Preferred Stock” means the shares of Series B-1 Preferred Stock, par value $0.00001 per share, of the Company.

“Series B-2 Preferred Stock” means the shares of Series B-2 Preferred Stock, par value $0.00001 per share, of the Company.

“Series B-3 Preferred Stock” means the shares of Series B-3 Preferred Stock, par value $0.00001 per share, of the Company.

“Software” means computer software, firmware, programs and databases, whether in object code, Source Code or executable form, and documentation related thereto.

“Source Code” means computer programming code in human readable form that is not suitable for machine execution without the intervening steps of interpretation or compilation.

“Standard Form IP Contract” means each of the following standard forms of Contract used by the Company: (i) Invention Assignment Agreements; (ii) confidentiality or nondisclosure agreements; and (iii) non-exclusive licenses to Company Products to customers of the Company.

“Stock Issuance Agreement” means the Stock Issuance Agreement, in the form attached as Exhibit G hereto.

“Stockholder” means any holder of any Company Capital Stock.

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, each corporation, limited liability company, partnership, association, joint venture or other business entity of which such Person owns or has owned, directly or indirectly, more than 50% of the shares or other equity interest entitled to vote on the election of the members of the board of directors or similar governing body.

“Tax” means (i) any income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, goods and services, transfer, franchise, capital stock, tax on capital, inheritance tax, profits, unclaimed property or escheat, license, registration, withholding, payroll, social security (or equivalent, including employer and employees’ contributions), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty, charge, duty, impost, levy or other tax, governmental fee or other like assessment or charge of any kind in the nature of a tax (including apprenticeship levy), together with any interest, penalty, default surcharge, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (U.S. or non-U.S.), (ii) any

Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being or having been a member of an affiliated, consolidated, combined, unitary, aggregate or similar group for any taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person, or otherwise by operation of law.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, assessment, claim, estimate, computations, schedule, notice, form, election, certificate or other document filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax, including any schedule or amendment thereof or attachment thereto.

“Teaming Agreement” means each teaming agreement related to a Government Contract or Government Bid to which the Company or any of its Subsidiaries is a party or otherwise bound or subject (i) with respect to which the applicable term has not yet expired, (ii) which has not been terminated pursuant to its terms or (iii) which has not been superseded by the award of the Government Contract for which the teaming agreement was entered into.

“Technology” means algorithms, APIs, diagrams, formulae, inventions (whether or not patentable), invention disclosures, programmer’s notes, improvements, modifications, know-how, methods, network configurations and architectures, Processes, confidential information, proprietary information, protocols, schematics, specifications, product designs, roadmaps, marketing strategies, Software (in any form, including Source Code and executable or object code), subroutines, techniques, user interfaces, IT Systems, tools, databases, data collections, concepts, data, coding, images, designs, documentation, books (including lab books), records, works of authorship (including written, audio and visual materials) and all other forms of technology.

“Third Party Expenses” means all costs, fees, expenses, Losses and consideration incurred, due or payable by the Company or any of its Subsidiaries (including those triggered by the Closing) in connection with the Merger and the other Transactions or any related matters to the extent not paid as of the Closing (whether or not payable prior to, at or after the Closing), including (A) all legal, accounting, financial advisory, consulting, finders’ and all other fees and expenses of third parties incurred by or on behalf of or otherwise required to be paid by the Company or any of its Subsidiaries in connection with the Merger and the other Transactions or the negotiation and effectuation thereof; (B) any change of control or transaction bonus, including severance or similar payment obligations (including payments with “single-trigger” or “double-trigger” provisions) of the Company or any of its Subsidiaries payable solely as a result of the Merger and the other Transactions alone or in connection with any other event (together with the employer portion of any payroll or similar Taxes incurred in connection therewith, including, for the avoidance of doubt, the employer portion of any payroll or similar Taxes incurred in connection with the treatment of any Vested In-the-Money Company Options contemplated by Section 1.5(d)(i)(A)); (C) any payments or Liabilities to third parties arising under a Contract entered into by the Company or any of its Subsidiaries prior to the Closing as a result of any consent, waiver or approval of any party under any Contract as may be required pursuant to the express terms of such Contract in order for such Contract to remain in full force and effect following the Closing (excluding any payments or Liabilities incurred as a result of any action or omissions of Parent or its Affiliates made voluntarily after the Closing that are not required by the terms of such Contracts), including the payment of any consent fee, “profit sharing” payment or other consideration (including increased rent payments), which amounts shall be subject to Parent’s approval; (D) fifty percent (50%) of the RWI Policy Costs; (E) the Expense Fund Amount; and (F) all Transfer Taxes borne by the Securityholders pursuant to Section 5.21. For the avoidance of doubt, no fees and expenses shall be double counted when calculating Third Party Expenses.

“Transfer Taxes” means any and all transfer, documentary, stamp, stamp duty, registration, recording and other similar Taxes (including any penalties, interest and additions thereto) incurred or imposed in respect of the transactions pursuant to this Agreement.

“United States” means the United States of America.

TABLE OF OTHER DEFINED TERMS

Term	Section
280G Stockholder Approval	5.7
401(k) Plan	5.6(e)
Advisory Group	9.1(b)
Agreed Losses	8.4(c)
Agreement	Preamble
Agreement Date	Preamble
Alternative Transaction	5.3(a)
AML	3.12A(g)
Balance Sheet Date	3.6(a)
Binder Agreements	5.20
Board of Directors of the Company	Recitals
Books and Records	3.24
Cancelled Shares	1.5(b)
Certificate of Incorporation	3.1(a)
Certificate of Merger	1.3
Closing	1.6
Closing Consideration	2.1
Closing Date	1.6
Company	Preamble
Company AI	3.12A(e)(i)
Company Authorizations	3.16(f)
Company Board Recommendation	Recitals
Company Restricted Stock	3.5(c)
Company Returns	3.9(a)
Conflict	3.4(a)
Consultant Invention Assignment Agreement	3.12(c)(i)
CUI	3.28
Current Balance Sheet	3.6(a)
D&O Policy	5.19(c)
Data Room	10.2
Data Subjects	3.12A(g)
Developed	3.12(c)(i)
DGCL	Recitals
Disclosure Schedule	Article III
Dissenting Shares	1.5(f)
EAR	3.22
Earnout Exhibit	2.3
Effective Time	1.3
Employee Invention Assignment Agreement	3.12(c)(i)
End Date	7.1(b)
Enforceability Limitations	3.2
Expense Fund	9.1(d)
Expense Fund Amount	9.1(d)
Financial Certificate	6.1(b)(vi)(A)

Term	Section
Financials	3.6(a)
Firm	10.14(a)
Governing Documents	3.1(a)
Holder Representative	Preamble
Holder Representative Engagement Agreement	9.1(b)
Holder Representative Expenses	9.1(b)
Holder Representative Group	9.1(b)
Indemnification Claim Notice	8.4(a)
Indemnification Claim Objection Notice	8.4(b)
Indemnified Parties	8.2(a)
Indirect Leakage	5.12
Information Statement	5.2
Insurance Policies	3.19
Intended Tax Treatment	Recitals
Interested Party	3.23
International Trade Laws	3.22
Invention Assignment Agreements	3.12(c)(i)
KYC	3.12A(g)
Lease Agreements	3.10(a)
Leased Real Property	3.10(a)
Legal Restraint	6.1(a)(i)
Liable Leakage Securityholder	5.12
Material Contract	3.13(b)
Merger	Recitals
Merger Consideration	1.5(a)(i)
Merger Sub	Preamble
Non-Disclosure Agreement	5.15
Offer Documents	Recitals
Parachute Payment Waiver	5.7
Parent	Preamble
Parent 401(k) Plan	5.6(e)
Parent Arrangements	5.7
Parent Closing Election	1.6
Parent Preferred Stock	4.6
Parent Restricted Stock	3.27
Parent RSU	1.5(d)(i)(B)
Parent SEC Documents	4.7(a)
Payoff Amount	5.10(a)
Payoff Letter	5.10(a)
Pre-Closing Period	5.1(a)
Registered Company IP	3.12(a)(ii)
Regulatory Approvals	6.1(a)(ii)
Relevant Matters	10.10
Required Financial Statements	5.18
Required Stockholder Vote	3.2

A-2

Term	Section
Resignation Letters	5.22
Restrictive Covenant and Support Agreements	Recitals
Retention Pool	5.6(f)
RWI Policy	5.20
RWI Policy Costs	5.20
RWI Waiver Provision	5.20
Sanctioned Persons	3.22
Sanctioned Territories	3.22
Section 280G Payments	5.7
Section 262	1.5(f)
Section 409A	3.9(p)(i)
Security Incident	3.12A(k)
Securityholder Fraud	8.2(e)
Seller Parties	10.14(a)
Settled Losses	8.4(b)
Spreadsheet	5.9(a)
Standards Organization	3.12(c)(iv)
Subject Provision	8.4(a)
Support Agreements	Recitals
Survival Date	8.3(a)
Surviving Corporation	1.1
Tax Incentive	3.9(f)
Third Party Claim	8.5(a)
Top Customer	3.14(a)
Top Supplier	3.14(b)
Transaction Litigation	5.16(c)
Transaction Matters	10.14(a)
Transactions	Recitals
Unadjusted Closing Shares	2.1
Underwater Company Options	1.5(d)(ii)
Unvested In-The-Money Company Option	1.5(d)(i)(B)
Vested In-The-Money Company Option	1.5(d)(i)(A)
WARN Act	3.16(e)
Written Consent	Recitals
Year-End Financials	3.6(a)

A-3

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) THE TYPE OF INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. INFORMATION THAT HAS BEEN SO EXCLUDED HAS BEEN MARKED WITH “[***]”.

Exhibit I

Earnout Exhibit

Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Agreement.

1.
In addition to the Closing Consideration, the Securityholders shall be entitled to additional consideration as calculated and determined in accordance herewith and subject to the terms and conditions of this Exhibit I. Any applicable Earnout Amount shall be in respect of the underlying goodwill of the Company, the value of which cannot reasonably be expected to be agreed upon by the Company and Parent at Closing.
2.
Earnout Amount.
2.1.
Earnout.
2.1.1.
In respect of the period commencing on August 1, 2026 and ending on July 31, 2027 (the “First Measurement Period”), the Securityholders shall become entitled to a number of shares of Parent Common Stock (the “First Earnout Tranche Amount”), subject to and in accordance with the terms of the Agreement, including this Exhibit I, equal to the product of (a) $75,000,000.00 multiplied by (b) a fraction, (i) the numerator of which is the Revenue for the 12-month period ending July 31, 2027 (provided, that the numerator shall not exceed the First Milestone Revenue Target) and (ii) the denominator of which is the First Milestone Revenue Target. The Earnout Amount shall be payable in a number of shares of Parent Common Stock equal to the quotient obtained by dividing (x) the Earnout Amount by (y) the Parent Stock Price. For the avoidance of doubt, (x) if the Revenue for the First Measurement Period equals or exceeds the First Milestone Revenue Target, the First Earnout Tranche Amount shall equal $75,000,000.00, and no additional amount shall be payable in respect of any Revenue in excess of the First Milestone Revenue Target, and (y) if the Revenue for the First Measurement Period is less than the First Milestone Revenue Target, the First Earnout Tranche Amount shall be reduced proportionately as provided in the first sentence of this Clause 2.1.1.
2.1.2.
In respect of the period commencing on February 1, 2027 and ending on January 31, 2028 (the “Second Measurement Period” and, together with the First Measurement Period, the “Earnout Period”), the Securityholders

shall become entitled to a number of shares of Parent Common Stock (the “Second Earnout Tranche Amount”), subject to and in accordance with the terms of the Agreement, including this Exhibit I, equal to the product of (x) $75,000,000.00 multiplied by (y) a fraction, (i) the numerator of which is the Revenue for the 12-month period ending January 31, 2028 (provided, that the numerator shall not exceed the Second Milestone Revenue Target) and (ii) the denominator of which is the Second Milestone Revenue Target. For the avoidance of doubt, (x) if the Revenue for the Second Measurement Period equals or exceeds the Second Milestone Revenue Target, the Second Earnout Tranche Amount shall equal $75,000,000.00, and no additional amount shall be payable in respect of any Revenue in excess of the Second Milestone Revenue Target, and (y) if the Revenue for the Second Measurement Period is less than the Second Milestone Revenue Target, the Second Earnout Tranche Amount shall be reduced proportionately as provided in the preceding sentence.
2.1.3.
Notwithstanding the foregoing, if the First Earnout Tranche Amount is less than $75,000,000.00, but the total Revenue for the entire Earnout Period is equal to, or greater than, the sum of the First Milestone Revenue Target and the Second Milestone Revenue Target, then the Securityholders shall become entitled to a number of shares of Parent Common Stock (the “Catch Up Tranche Amount”), subject to and in accordance with the terms of the Agreement, including this Exhibit I, equal to the value of (i) $75,000,000 minus the dollar value of the First Earnout Tranche Amount, divided by (ii) the Parent Stock Price.
2.1.4.
In no event shall the aggregate amount payable pursuant to this Clause 2.1 exceed $150,000,000.00 (the “Earnout Cap”).
2.2.
General.
2.2.1.
No later than 45 days following the end of each Measurement Period, Parent shall deliver to the Holder Representative a written notice (the “Earnout Statement”) setting forth its good faith calculation of the Revenue and the resulting Earnout Amount.
2.2.2.
Annex I hereto contains an illustrative calculation of the revenue of the Company (in accordance with U.S. GAAP consistent with the accounting policies, practices and methodologies used by the Company to date, excluding professional services and revenue from Parent or its Affiliates) for the fiscal year ended January 31, 2026 (such revenue measured in accordance with the aforementioned illustrative calculation, the “Revenue”). Notwithstanding the foregoing or anything to the contrary herein, Revenue shall exclude any revenue attributable to any business, product, technology or assets acquired by, or merged, consolidated, combined or integrated with, Parent or any of its Affiliates (including the

5

Company) after the Closing, including pursuant to any transaction described in Clause 3.3.1(y), and that does not incorporate any product or technology of the Company.

2.2.3.
During the 60 days immediately following the date on which Parent delivers to the Holder Representative an Earnout Statement (the
“Dispute Period”), if the applicable Earnout Amount is less than $75,000,000.00, Parent shall, and shall cause the Company to, (x) provide the Holder Representative with reasonable access during normal business hours, upon reasonable prior notice, to the books and records of the Company used in preparing the Earnout Statement and to management of the Company, including the personnel who prepared the Earnout Statement, in each case to the extent reasonably requested by the Holder Representative in connection with its review of the Earnout Statement, and (y) cooperate with the Holder Representative in connection with its review of the Earnout Statement.

2.3.
Objections to Earnout Statement. If the Holder Representative has any objections to the Earnout Statement, then the Holder Representative shall deliver to Parent a written statement (a “Notice of Earnout Dispute”) setting forth in reasonable detail its disputes or objections to the Earnout Statement, as well as the amount in dispute, and, to the extent practical, the Holder Representative’s proposed resolution of its disputes or objections. If a Notice of Earnout Dispute is not delivered during the Dispute Period, then the Earnout Statement as originally delivered by Parent shall be final, binding and non-appealable by Parent and the Holder Representative; provided, that, if the Holder Representative delivers written acceptance of the Earnout Statement to Parent prior to the end of the Dispute Period, then the Earnout Statement as originally delivered by Parent shall become final and binding upon on the parties on the date on which the Holder Representative delivers such written notice to Parent.
2.4.
Good Faith Efforts to Resolve Dispute. If timely Notice of Earnout Dispute is delivered with respect to the Earnout Statement, then Parent and the Holder Representative shall negotiate in good faith to resolve any dispute within 30 days immediately following the delivery of the Notice of Earnout Dispute. If Parent and the Holder Representative are unable to resolve such dispute within such 30-day period, then such dispute shall be finally resolved in accordance with the procedures set forth in Clause 2.5 by the Earnout Accounting Firm.
2.5.
Earnout Accounting Firm.
2.5.1.
Following the end of the 30-day period described in Clause 2.4, unless Parent and the Holder Representative otherwise agree in writing, either Parent or the Holder Representative may submit to Deloitte & Touche LLP, or if such firm is not available for such assignment for any reason

6

whatsoever, including for reasons of conflict of interest, another regionally or nationally recognized accounting firm which Parent and the Holder Representative shall reasonably agree in writing (the “Earnout Accounting Firm”) for review and resolution of all matters remaining in dispute (and only such matters) and that were included in the Notice of Earnout Dispute (the “Disputed Items”). The Earnout Accounting Firm shall be instructed to set forth a procedure to provide for prompt resolution of the Disputed Items, and, in any event, to make its determination in respect of such Disputed Items based solely on the written submissions of Parent and the Holder Representative (and without discovery or oral presentations or testimony and not on the basis of any independent review) in accordance with the terms of the Agreement (including, for the avoidance of doubt, this Exhibit I) within 30 days following its retention. The Earnout Accounting Firm’s determination of such Disputed Items shall (i) be set forth in writing, (ii) for each item in dispute, be within the range of values assigned to such items by the Parent and the Holder Representative, (iii) constitute an arbitral award and (iv) be final and binding on the parties upon which a judgment may be rendered by a court having proper jurisdiction thereover.
2.5.2.
The fees, costs and expenses of the Earnout Accounting Firm shall be allocated between Parent, on the one hand, and the Holder Representative, on behalf of the Securityholders, on the other hand, based upon the percentage which the portion of the Disputed Items not awarded to each party bears to the amount actually contested by such party. For example, if the Holder Representative claims that Revenue is $1,000.00 greater than the amount determined by Parent and if the Earnout Accounting Firm ultimately resolves the dispute by awarding to the Holder Representative $300.00 of the $1,000.00 contested, then the fees, costs and expenses of the Earnout Accounting Firm will be allocated 30% (i.e., 300 ÷ 1,000) to the Parent and 70% (i.e., 700 ÷ 1,000) to the Holder Representative.
3.
Other Terms.
3.1.
Payment.
3.1.1.
Any Earnout Amount earned and payable pursuant to this Exhibit I shall be paid to the Securityholders based on the percentage of such Earnout Amount to which each Securityholder is entitled pursuant to Section 5.9(a)(ii)(I) of the Agreement. Payments for any Earnout Amount shall be made in one installment and will not be subject to any holdback or forfeiture rights except as set forth in the Agreement.
3.1.2.
No later than 10 Business Days following the determination of any Earnout Amount pursuant to Clause 2, Parent shall initiate or cause to be

7

initiated the issuance and delivery to each Securityholder who delivered its Exchange Documents the aggregate number of shares of Parent Common Stock issuable to such Securityholder in respect of the percentage of such Earnout Amount to which such Securityholder is entitled pursuant to Section 5.9(a)(ii)(I) of the Agreement (for purposes hereof, the value of any share of Parent Common Stock is the Parent Stock Price).
3.2.
Tax Matters Relating to the Earnout Amount. The parties agree that for Tax purposes the payments made pursuant to this Exhibit I shall be treated as additional Merger Consideration except to the extent any portion is required to be treated as interest under Section 483 of the Code. Parent shall provide the Securityholders with its calculation of any Merger Consideration treated as imputed interest reasonably in advance before withholding on any Earnout Amount. Parent and its applicable agent will be entitled to deduct and withhold, or cause to be deducted and withheld, from any Earnout Amount otherwise payable pursuant to this Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law relating to Taxes, including with respect to the portion of the Earnout Amount that is treated as imputed interest for U.S. federal income Tax purposes. To the extent that amounts are so deducted and withheld and timely remitted to the applicable Taxing Authority, such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid to the Securityholders in respect of which such deduction and withholding was made. Prior to making any such Tax deductions or withholdings or causing any such Tax deductions or withholdings to be made with respect to any Securityholder, Parent or its applicable agent shall, to the extent practicable, provide notice to the Securityholder of such potential Tax deduction or withholding and the basis for its determination and a reasonable opportunity for the Securityholder to provide any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) in order to avoid or reduce such withholding amounts.
3.3.
Other Matters Relating to the Earnout Amount.
3.3.1.
From and after the Closing until the end of the Second Measurement Period, Parent and its Affiliates (including the Company) shall (i) not take (or permit to be taken by any Affiliate) any actions with the primary purpose of deliberately minimizing or eliminating the Earnout Amount; (ii) operate the Surviving Corporation and its business as a standalone operating unit until the end of the Earnout Period, and ensure that the Surviving Corporation has sufficient funds available (taking into account funds generated by Revenue of the Surviving Corporation) to incur at least [***] in operating expenses during the Earnout Period; and (iii) maintain complete and accurate books and records relating to the matters contemplated by this Exhibit I. The foregoing shall not be deemed to preclude Parent and its Affiliates from (x) making business decisions in good faith which they believe to be appropriate, (y) engaging in any

8

transaction (including an internal reorganization of subsidiary structure, a purchase of assets, properties or businesses, merger, purchase of stock or other equity interests, or otherwise) pursuant to which Parent or the Surviving Corporation directly or indirectly acquires technologies, products or businesses similar to or competitive with the Company or (z) taking actions as may be required by Law or GAAP, or contemplated by the Agreement, in each case subject to the provisions of this Exhibit I, unless consented to in writing by the Holder Representative.
3.3.2.
Without limiting the obligations of Parent expressly set forth in Clause 3.3.1, the parties hereto acknowledge and agree that (i) Parent and its Affiliates have ultimate control and discretion to own and operate Parent’s business and the business of its Subsidiaries (including, following the Closing, the Surviving Corporation) in the manner Parent deems appropriate in its ultimate and sole discretion; (ii) Parent does not have any duty, as a fiduciary or otherwise, to any Securityholder or any other Person in connection with its operation of the Company’s business following the Closing, or any obligation, whether expressed or implied, to own or operate the Company’s business in order to maximize the payments described in this Exhibit I; (iii) Parent makes (x) no guarantees or promises that any Milestone Revenue Target will be achieved at all or in part or by a specific date or is achievable and (y) no assessments or predictions regarding the likelihood of the Revenue Target being achieved at all or in part; (iv) there are no assurances made with respect to the Earnout Amounts to be received; (v) Parent has not, prior to or after the date of the Agreement or this Exhibit I, promised or shared any projections of any amounts to be received by the Securityholders in respect of any Earnout Amounts described herein; and (vi) none of the Company, the Holder Representative or any Securityholder is relying on or has relied on any promises, projections, representation or warranty of any kind or other information, documents or materials (or absence thereof) in respect of any payments described in this Exhibit I, including with respect to the operation of the Surviving Corporation’s business following the Closing.
3.3.3.
Without limiting the obligations of Parent expressly set forth in Clause 3.3.1, the right of the Securityholders to receive the Earnout Amount (i) is solely a contractual right and is not a security for purposes of any federal or state securities Laws, (ii) does not give the Securityholders or any of their respective Affiliates or equityholders any dividend rights, voting rights, liquidation rights, preemptive rights or other rights common to holders of a Person’s equity securities, (iii) is not redeemable, (iv) may not be sold, assigned, pledged, gifted, conveyed, transferred or otherwise disposed of except by operation of law or with Parent’s prior written consent (and any transfer pursuant to clause (iv) in violation of this Clause 3.3.2 shall be null and void) and (v) subject to Clause 3.3.1, shall not be interpreted to limit or otherwise inhibit Parent’s or its

9

Affiliates’ ability to manage, control and operate Parent’s business or the business of the Company.
3.3.4.
Without limiting the obligations of Parent expressly set forth in Clause 3.3.1, each of the Company and the Securityholders hereby (i) disclaims reliance on any promises, projections, representations, warranties or other information, documents or materials (or absence thereof), (ii) understands and agrees that any such promises, projections representations, warranties or other information, documents or materials (or absence thereof) are specifically disclaimed by Parent and (iii) waives any right it may otherwise have with respect to any such promises, projections, representations, warranties or other information, documents or materials (or absence thereof). Parent shall have the right (at its sole cost and expense) to manage and control its actions in fulfillment of the obligations of Parent or any other Person with respect to the achievement of any Milestone Revenue Target in Parent’s sole business judgment. The parties hereto intend the express provisions of the Agreement and this Exhibit I to govern their contractual relationship and to supersede any standard of efforts or implied covenant of good faith and fair dealing that might otherwise be imposed by any court of other Governmental Entity or otherwise.
3.3.5.
If, during the Earnout Period, Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations set forth in this Earnout Exhibit, and the obligations for the Earnout set forth in the Merger Agreement.
4.
Other Defined Terms.
4.1.
“Earnout Amount” shall mean either the First Earnout Tranche Amount or the Second Earnout Tranche Amount, as applicable.
4.2.
“First Milestone Revenue Target” shall mean $[***].
4.3.
“Measurement Period” shall mean either the First Measurement Period or the Second Measurement Period, as applicable.
4.4.
“Second Milestone Revenue Target” shall mean $[***].

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Annex I

Revenue Illustrative Calculation

The Company generates revenue from the following product:

●
Subscriptions to the Company’s software-as-a-service (“SaaS”) platform for identity-based microsegmentation, including general customer support.

Revenue recognition is determined by:

●
Identifying the contract, or contracts, with a customer;
●
Identifying the performance obligations in the contract; general support is combined with the SaaS subscription as a single performance obligation;
●
Determining the transaction price;
●
Allocating the transaction price to performance obligations in the contract; and
●
Recognizing revenue when, or as, performance obligations are satisfied by transferring promised goods or services.

Revenue is recognized over time when:

●
The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs.
●
The entity’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced.
●
The entity’s performance does not create an asset with an alternative use to the entity, and the entity has enforceable right to payment for performance completed to date.

In such cases, the Company uses a time-based measure of progress, recognizing revenue ratably on a daily basis over the subscription period, as control of the service transfers evenly over the contract term.

For the fiscal years ended January 31, 2026 and 2025, revenue was recognized as follows:

	FY2026	FY2025
Revenue recognized over time	[***]	[***]

The revenue presented above reflects SaaS subscription revenue only. For the fiscal year ended January 31, 2025, revenue of [***] from professional services, including remote customer support sold separately from general support, has been removed from the amounts presented. The Company has not offered professional services since January 2025 and recognized no professional services revenue for the fiscal year ended January 31, 2026.

Revenue for each Measurement Period shall be determined in accordance with U.S. GAAP, consistently applied with the accounting policies, practices, classifications, judgments and methodologies used by the Company in the preparation of its consolidated financial statements as of the date hereof.